miax

August 12, 2024

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX PEARL, LLC ("Pearl")
Amendment 2024-20 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2024-20 to the Form 1 Application of Pearl, which includes the following changes:

Exhibit C – Updated committees and Bylaws of Minneapolis Grain Exchange
Exhibit F – Updated forms
Exhibit J – Updated director business information

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

miaxglobal.com

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 08/12/24	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

24003412

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX PEARL, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: August 12, 2024

By: Barbara J. Comly
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 12th day of August, 2024.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2024

NOTARY PUBLIC

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT C

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>Response</u>:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of:

- Miami International Securities Exchange, LLC;
- MIAX PEARL, LLC;
- MIAX Emerald, LLC;
- MIAX Sapphire, LLC;
- Miami International Technologies, LLC;
- MIAX Futures Holdco, LLC, the sole member and owner of 100% of the equity and voting securities of (i) M 402 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC, and (ii) M 7 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of LedgerX LLC d/b/a MIAX Derivatives Exchange;
- M 9 Holdings, LLC, the owner of 51% of the outstanding membership interests in ConvexityShares, LLC;
- The Bermuda Stock Exchange;
- MGEX Real Estate Holdings, LLC;
- MIAX Global, LLC;
- MIAX Products, LLC;
- Dorman Trading, LLC; and
- MIH East Holdings, Limited.

Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Holdings, Inc.

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer

Name	Title
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Joseph Bracco	Senior Vice President – Head of Sales
Kelly Brown	Senior Vice President – Derivative Products and Business Development
Steven F. Ivey	Senior Vice President – Futures Risk Management
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Equities Planning and Development
Margo Bailey	Vice President – Senior Counsel
Liang Cao	Vice President – Business Systems Development
Jonathan Dowd	Vice President – Business Strategy
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Lindsay R. Hopkins	Vice President – Senior Counsel
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Peter D. Sparby	Vice President – Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Alessandra Corona	Assistant Vice President – Associate Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Matt Leisen	Assistant Vice President – Counsel

Name	Title
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Kurt M. Eckert
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Mark I. Massad
Jack G. Mondel
Lisa Moore
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer Jr.
Cynthia Schwarzkopf
Paul V. Stahlin
J. Gray Teekell
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Committees of Miami International Holdings, Inc.

Audit Committee
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy
Robert D. Prunetti

Compensation Committee
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
J. Gray Teekell

Risk Committee
Lisa Moore (Chair)
Kurt M. Eckert
Paul V. Stahlin

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1. *Name*: Miami International Securities Exchange, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 10, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Miami International Securities Exchange, LLC ("MIAX") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated November 12, 2020, and Amended and Restated By-Laws dated November 12, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

<u>Officers of Miami International Securities Exchange, LLC</u>

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Joseph S. Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Equities Planning and Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations

Name	Title
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC will serve at the direction of the Board of Directors.

Directors of Miami International Securities Exchange, LLC

Directors
Thomas P. Gallagher
Michael P. Ameen
Lindsay L. Burbage
Robert Castrignano
Marianne Deane
John DiBacco, Jr.
David Dooman
Kurt M. Eckert
Leslie Florio
Lawrence E. Jaffe
Paul Jiganti

John A. Kinahan
William V. Looney, Jr.
John E. McCormac
Robert D. Prunetti
Joseph Sellitto
Cynthia Schwarzkopf
J. Gray Teekell

Standing Committees of Miami International Securities Exchange, LLC

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Compensation Committee
J. Gray Teekell (Chair)
Robert D. Prunetti
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence Jaffe (Chair)
Robert Castrignano
Kurt M. Eckert

Technology Committee
Leslie Florio (Chair)
Robert Castrignano
Marianne Deane
David Dooman
Kurt M. Eckert
John A. Kinahan
John E. McCormac
Cynthia Schwarzkopf
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAX EMERALD, LLC

1. *Name*: MIAX Emerald, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated November 12, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Emerald, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development

Name	Title
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Joseph S. Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Equities Planning and Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC will serve at the direction of the Board of Directors.

Directors of MIAX Emerald, LLC

Directors
Thomas P. Gallagher
Lindsay L. Burbage
Marianne Deane
Kurt M. Eckert
David S. Fleming
Leslie Florio
Kimberly M. Guadagno
Richard Herr
Paul Jiganti
Michael Juneman
Joseph M. Kyrillos Jr.
John E. McCormac
Robert D. Prunetti
Liam Smith

Standing Committees of MIAX Emerald, LLC

Audit Committee
Robert D. Prunetti (Chair)
Joseph M. Kyrillos Jr.
John E. McCormac

Compensation Committee
Robert D. Prunetti (Chair)
Marianne Deane
Joseph M. Kyrillos Jr.

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kimberly M. Guadagno

Appeals Committee
Marianne Deane (Chair)
Kurt M. Eckert
Paul Jiganti

Technology Committee
Leslie Florio (Chair)
Marianne Deane
David S. Fleming
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAX Sapphire, LLC

1. *Name*: MIAX Sapphire, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 6, 2023.

4. *Brief description of nature and extent of affiliation*: MIAX Sapphire, LLC ("MIAX Sapphire") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Sapphire is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Sapphire intends to operate a fully electronic options trading platform as well as a trading floor in Miami, Florida.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 6, 2023 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated July 10, 2024 and By-Laws dated July 10, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Sapphire, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Name	Title
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Joseph S. Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Equities Planning and Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel

Name	Title
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

Directors of MIAX Sapphire, LLC

Directors
Thomas P. Gallagher
Michael P. Ameen
Lindsay L. Burbage
Marianne Deane
Leslie Florio
Michael Gorczowski
Michael Harrington
Kenneth Lozier
John E. McCormac
Robert D. Prunetti

Standing Committees of MIAX Sapphire, LLC

Appeals Committee
Marianne Deane (Chair)
Michael Gorczowski
Michael Harrington

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Compensation Committee
Lindsay L. Burbage (Chair)
Marianne Deane
Robert D. Prunetti

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kenneth Lozier

Technology Committee
Leslie Florio (Chair)
Marianne Deane
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	President and Chief Information Officer

Name	Title
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Harish Jayabalan	Executive Vice President – Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
Randy Foster	Executive Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Rodney Hester	Senior Vice President – Systems Infrastructure
Charles Blades	Vice President – Controller
Mitchell Garfinkel	Vice President – Finance
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration

Directors of Miami International Technologies, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. MIAX FUTURES HOLDCO, LLC

1. *Name*: MIAX Futures Holdco, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on March 12, 2024.

4. *Brief description of nature and extent of affiliation*: MIAX Futures Holdco, LLC ("Futures Holdco") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. M 402 Holdings, LLC, and M 7 Holdings, LLC, are wholly-owned subsidiaries of MIAX Futures.

5. *Brief description of business or functions*: Futures Holdco is a holding company for futures businesses.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated March 12, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated April 1, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Futures Holdco, LLC

Name	Title
Thomas P. Gallagher	Chairman
Troy McDonald Kane	Chief Executive Officer
Joseph W. Ferraro III	President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Daniel J. Brill	Vice President – Strategic Planning and Business Development
Kaitlin Meyer	Vice President – Chief Commercial Officer

Directors of MIAX Futures Holdco, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. M 9 HOLDINGS, LLC

1. *Name*: M 9 Holdings, LLC (formerly MIAX Futures, LLC)
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: M 9 Holdings, LLC ("M 9 ") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: M 9 is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated April 25, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated May 1, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 9 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 9 Holdings, LLC

Directors
Thomas P. Gallagher (Chair)
Kurt M. Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. THE BERMUDA STOCK EXCHANGE

1. *Name*: The Bermuda Stock Exchange
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Pembroke, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The Bermuda Stock Exchange

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
Ailish Bryne	Chief Compliance Officer
Jacintha Pogson-Hughes	Chief Administration Officer

Council (Directors) of The Bermuda Stock Exchange

Council
Thomas P. Gallagher (Chair)
David Brown (Deputy Chair)
Jeff Conyers
Marianne Deane
Kurt M. Eckert
Caroline Kennedy
Mark Massad
Michael Neff
Robert D. Prunetti
Cynthia Schwarzkopf
Eric Sites
Murray Stahl
Gregory A. Wojciechowski

Committees of The Bermuda Stock Exchange

Business Development Committee
Eric Sites
Jeff Conyers
Michael Neff
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Listing Committee
Dudley Cottingham
Sharon Beesley
Miguel DaPonte
Gregory A. Wojciechowski
Gavin Woods

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I. BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of BSD Nominee Limited:

Name	Title
Gregory A. Wojciechowski	Secretary

Council (Directors) of BSD Nominee Limited

Council
Gregory A. Wojciechowski (Chair)
Ailish Byrne (Deputy Chair)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

J. M 402 HOLDINGS, LLC

1. *Name*: M 402 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Futures Holdco, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC ("M 402"). Minneapolis Grain Exchange, LLC ("MGEX") is a wholly-owned subsidiary of M 402.

5. *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MGEX.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated July 27, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of M 402 Holdings, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

<u>Directors of M 402 Holdings, LLC</u>

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

K. MINNEAPOLIS GRAIN EXCHANGE, LLC

1. *Name*: Minneapolis Grain Exchange, LLC
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Futures Holdco, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC ("MGEX").

5. *Brief description of business or functions*: MGEX is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7. MGEX is also registered as a national securities exchange under Section 6(g) of Securities Exchange Act.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 4, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated December 4, 2020 and Amended and Restated Bylaws dated August 7, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Minneapolis Grain Exchange, LLC</u>

Name	Title
Troy McDonald Kane	President
Layne G. Carlson	Vice President, Chief Compliance Officer, Chief Regulatory Officer, Treasurer and Secretary
James D. Facente, Jr.	Vice President, Head of Clearing Operations and Chief Risk Officer
Ethan Ongstad	Vice President, Futures Business Strategy and Chief of Staff

<u>Directors of Minneapolis Grain Exchange, LLC</u>

Directors
Thomas P. Gallagher, Chair
De’Ana H. Dow
Michael V. Dunn
Kurt M. Eckert
Bradley Griffith
Kenneth Lozier
Christopher T. Matzdorf
Kerry L. Melius
Jill E. Sommers
Murray Stahl

<u>Standing Committees of Minneapolis Grain Exchange, LLC</u>

Executive Committee
Thomas P. Gallagher (Chair)
De’Ana H. Dow
Bradley Griffith
Kenneth W. Lozier
Kerry L. Melius

Audit Committee
Kurt M. Eckert (Chair)
De'Ana H. Dow
Michael V. Dunn
Bradley Griffith
Kenneth W. Lozier

Regulatory Oversight Committee
De'Ana H. Dow (Chair)
Michael V. Dunn
Kurt M. Eckert
Bradley Griffith
Jill E. Sommers

Risk Committee
Bradley Griffith (Chair)
De'Ana H. Dow
Kurt M. Eckert
Kenneth W. Lozier
Jill E. Sommers

Nominations Committee
Bradley Griffith (Chair)
Thomas P. Gallagher
Kenneth W. Lozier

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

L. MGEX Real Estate Holdings, LLC

1. *Name*: MGEX Real Estate Holdings, LLC
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 26, 2024.

4. *Brief description of nature and extent of affiliation*: MGEX Real Estate Holdings, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MGEX Real Estate Holdings, LLC is a holding company for real estate.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated February 26, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated March 19, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MGEX Real Estate Holdings, LLC

Name	Title
Lance Emmons	EVP, Chief Financial Officer
Barbara Comly	Secretary
Layne G. Carlson	Treasurer
Ethan Ongstad	Director, Corporate Strategy

Directors of MGEX Real Estate Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

M. MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation:* MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution:* Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments:* The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of MIAX Global, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

Directors
Thomas P. Gallagher

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association: Not applicable.

N. MIAX PRODUCTS, LLC

1. *Name*: MIAX Products, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President

Directors of MIAX Products, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

O. Dorman Trading, LLC

1. *Name*: Dorman Trading, LLC
Address: 141 W. Jackson Boulevard, Suite 1900, Chicago, Illinois 60604

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on June 18, 2015.

4. *Brief description of nature and extent of affiliation*: Dorman Trading, LLC ("Dorman Trading") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Dorman Trading is a full-service futures commission merchant (FCM) providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated June 18, 2015 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Fourth Amended and Restated Operating Agreement and Bylaws dated October 19, 2022 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Dorman Trading, LLC.

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Daniel P. Dorman	Senior Vice President, Chief Operating Officer and Assistant Secretary
David Dorman	Senior Vice President, Operations
Robert Sheeren	Chief Financial Officer
Michael Higgins	Chief Compliance Officer
Mark Robertson	Vice President, Clearing and Floor Operations
Brian Gaffud	Vice President, Director of Business Development
Michael Stanton	Vice President, Business Development
James Tometz	Vice President, Operations
Wesley Chiu	Assistant Chief Financial Officer
Barbara J. Comly	Secretary

Directors of Dorman Trading, LLC

Directors
Thomas P. Gallagher (Chairman)
Robert D. Prunetti
Brian Duggan

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

P. M 7 HOLDINGS, LLC

1. *Name*: M 7 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 15, 2022.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Futures Holdco, LLC, which in turn is the sole

member and owner of M 7 Holdings, LLC ("M 7"). LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx") is a wholly-owned subsidiary of M 7.

5. *Brief description of business or functions*: M 7 is a holding company for MIAX Derivatives Exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated November 15, 2022 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 7 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 7 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Q. LEDGERX LLC D/B/A MIAX DERIVATIVES EXCHANGE

1. *Name*: LedgerX LLC d/b/a MIAX Derivatives Exchanges ("MIAXdx")
Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 8, 2014.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Futures Holdco, LLC, which in turn is the sole

member and owner of M 7 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAXdx.

5. *Brief description of business or functions*: MIAXdx is a swap execution facility, derivatives clearing organization and designated contract market regulated by the Commodity Futures Trading Commission.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 8, 2014, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated July 31, 2023, is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Derivatives Exchange

Name	**Title**
Zachary Dexter	Chief Executive Officer
Josh Markou	Chief Financial Officer
Brian Mulherin	General Counsel
Erin Renee Schwartz	Chief Compliance Officer and Chief Regulatory Officer
James Outen	Chief Risk Officer and Chief Economist
William Bradley	Chief Technology Officer
Ryan Scott Mendel	Chief Information Officer
Barbara J. Comly	Corporate Secretary

Directors of MIAX Derivatives Exchange

Directors
Thomas P. Gallagher (Chair)
Bryan Bishop
Lindsay L. Burbage
Zachary Dexter
Kurt M. Eckert
Jerome Kemp
Kenneth Lozier
Lisa Moore
Robert D. Prunetti
Jill Sommers

Standing Committees of MIAX Derivatives Exchange

Regulatory Oversight Committee
Lindsay L. Burbage
Jerome Kemp
Lisa Moore
Jill Sommers

Risk Management Committee
Bryan Bishop
Zachary Dexter
Kurt M. Eckert
Thomas P. Gallagher
Jerome Kemp

Participant Committee
Kurt M. Eckert
Zachary Dexter
Jerome Kemp
Lisa Moore

Nominating Committee
Lindsay L. Burbage
Kurt M. Eckert
Robert D. Prunetti
Jill Sommers

Disciplinary Panel
Bryan Bishop
Kurt M. Eckert
Jerome Kemp
Jill Sommers

Appeals Committee
Lindsay L. Burbage

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

R. MIH East Holdings, Limited

1. *Name*: MIH East Holdings, Limited
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, on March 20, 2023.

4. *Brief description of nature and extent of affiliation*: MIH East Holdings, Limited ("MIH East") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIH East is a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated March 20, 2023, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Articles of Association are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

   Officers of MIH East Holdings, Limited

Name	Title
Thomas P. Gallagher	Chief Executive Officer
Lance Emmons	Chief Financial Officer

   Directors of MIH East Holdings, Limited

Directors
Thomas P. Gallagher
Lance Emmons

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

S. CONVEXITYSHARES, LLC

1. *Name*: ConvexityShares, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 3, 2020.

4. *Brief description of nature and extent of affiliation*: M 9 Holdings, LLC, which is wholly-owned by Miami International Holdings, Inc., the applicant's 100% owner, is the owner of 51% of the outstanding membership interests of ConvexityShares, LLC.

5. *Brief description of business or functions*: ConvexityShares, LLC was a Sponsor of certain exchange-traded products and a registered Commodity Pool Operator (CPO) and Commodity Trading Advisor (CTA) with the National Futures Association (NFA). It currently is a non-operational entity.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 3, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Operating Agreement dated February 5, 2021 and First Amendment to Limited Liability Company Operating Agreement dated March 10, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Managers of ConvexityShares, LLC

Managers
M 9 Holdings, LLC
T3i US Holdings Inc.

Officers of ConvexityShares, LLC

Name	Title
Simon Ho	Interim Chief Executive Officer & President
Melinda Ho	Treasurer, Chief Financial Officer & Secretary
Joseph W. Ferraro III	Interim Chief Compliance Officer
Charles Blades	Controller

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

EXHIBIT F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

Response:

1. Pre-Application Survey (MIAX, PEARL Options, EMERALD & SAPPHIRE)
2. Pre-Application Survey (PEARL Equities)
3. Member Application (MIAX, PEARL Options, EMERALD & SAPPHIRE)
4. Member Application (PEARL Equities)
5. Amendment to Member Application (MIAX, PEARL Options, EMERALD & SAPPHIRE)
6. Amendment to Member Application (PEARL Equities)
7. Addendum to Member Application (PEARL Equities)
8. Waive-In Member Application (MIAX, PEARL Options, EMERALD & SAPPHIRE)
9. Clearing Member Give-Up Authorization and Guarantee (MIAX, PEARL Options, EMERALD & SAPPHIRE)
10. Market Maker Member Guarantee (PEARL Options)
11. Clearing Letter of Guarantee (PEARL Equities)
12. Universal Give-Up & Designated Clearing Advisement (MIAX, PEARL Options, EMERALD & SAPPHIRE)
13. User Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)
14. Sponsored Access Agreement (PEARL Options & PEARL Equities)
15. Service Bureau Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)
16. Clearing Member Restriction Form (MIAX, PEARL Options, EMERALD & SAPPHIRE)

17. Volume Aggregation Request Form (MIAX, PEARL Options, EMERALD & SAPPHIRE)

18. Volume Aggregation Request Form (PEARL Equities)

19. Retail Member Organization Application (PEARL Equities)

20. Exchange Data Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

21. Market Data Policies (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

22. Schedule A – Affiliated Companies List (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

23. Schedule B – Data Feed Request Form (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

24. Schedule C – Service Facilitator List (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

25. Schedule D – Market Data Subscriber Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

26. Extranet Connection Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

27. Extranet Schedule A (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

28. Application for Academic Discount For AD HOC Requests For Historical Open-Close Report Market Data (MIAX, PEARL Options, EMERALD & SAPPHIRE)

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

EXHIBIT J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. **Officers of MIAX PEARL, LLC**

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Joseph S. Bracco	Senior Vice President – Head of Sales

Name	Title
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Equities Planning and Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. Directors of MIAX PEARL, LLC

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
William T. Bergman	Non-Industry/ Independent	Class II – 2025	Board Chairman – City of Philadelphia – Zoning Hearing Board
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2025	Attorney (Retired)
Michael Harrington	Industry	Class II – 2025	Head of Client Relationships – Citadel Securities, LLC
John E. McCormac	Non-Industry/ Independent	Class II – 2025	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Miguel Moratiel	Non-Industry	Class II – 2025	Manager – MDR Inversiones, S.L.
Scott Richardson	Industry	Class II – 2025	Managing Partner (Austin) – Optiver Services US, LLC
Steven Sosnick	Industry/Member Representative	Class II – 2025	Chief Strategist – Interactive Brokers LLC
Talal Jassim Al-Bahar	Non-Industry	Class III – 2026	Chairman – Arzan Financial Group for Financing and Investment KPSC; Vice Chairman and CEO – Kuwait Real Estate K.S.C.
Kurt M. Eckert	Industry	Class III – 2026	Former Partner and Head of Market Structure – Wolverine Trading, LLC
Leslie Florio	Non-Industry/ Independent	Class III – 2026	Community Volunteer
Nathaniel Pomeroy	Industry/Member Representative	Class III – 2026	Principal – Wolverine Trading Technologies, LLC
Cynthia Schwarzkopf	Non-Industry/ Independent	Class III – 2026	Professional and Philanthropic Public Speaker
Erik Swanson	Industry/Member Representative	Class III – 2026	Chief Executive Officer – Simplex Trading, LLC

Name	Classification	Term of Office	Type of Business
Christopher L. Whittington	Non-Industry	Class III – 2026	Attorney
Sean Barry	Industry/Member Representative	Class I – 2027	SVP, Chief Information Officer – ADM Investor Services, Inc.
David Brown	Non-Industry	Class I – 2027	Retired
Guy Dowman	Industry/Member Representative	Class I – 2027	Head of Options Business Development for HRT Financial, LP – Hudson River Trading
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2027	Attorney (Retired)
Paul Kenyon	Industry	Class I – 2027	Business Development, Americas – Jump Trading, LLC
William J. O'Brien IV	Non-Industry	Class I – 2027	President – IV Advisors, LLC
Robert D. Prunetti	Non-Industry	Class I – 2027	President – Phoenix Ventures, LLC

3. **Standing Committees of MIAX PEARL, LLC**

COMPENSATION COMMITTEE	
Name	**Classification**
Cynthia Schwarzkopf (Chair)	Non-Industry/Independent
William T. Bergman	Non-Industry/Independent
Robert D. Prunetti	Non-Industry

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry
John E. McCormac	Non-Industry/Independent
Cynthia Schwarzkopf	Non-Industry/Independent

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Lawrence E. Jaffe	Non-Industry/Independent

Appeals Committee	
Name	**Classification**
Lawrence E. Jaffe (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry
Guy Dowman	Industry/Member Representative

Technology Committee	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Sean Barry	Industry/Member Representative
David Brown	Non-Industry
Kurt M. Eckert	Industry
John E. McCormac	Non-Industry/Independent

AMENDED AND RESTATED BYLAWS

OF THE

MINNEAPOLIS GRAIN EXCHANGE, LLC

August 7, 2024

Table of Contents

AMENDED AND RESTATED BYLAWS

OF

MINNEAPOLIS GRAIN EXCHANGE, LLC

(a Delaware limited liability company)

These Bylaws have been established as the Bylaws of Minneapolis Grain Exchange, LLC, a Delaware limited liability company (the "Company" or "Exchange" or "MGEX"), pursuant to the Certificate of Formation of the Company, dated as of December 4, 2020, (as amended from time to time, the "Certificate of Formation"), and, together with the Certificate of Formation, constitute the Bylaws of the Company within the meaning of the Delaware Limited Liability Company Act. In the event of any inconsistency between the Certificate of Formation and these Bylaws, the provision of the Certificate of Formation shall control.

ARTICLE I – DEFINITIONS

1.1. DEFINITIONS.

The following are Bylaws of the Company. Bylaws incorporate all defined terms of Chapter 1 of the MGEX Rules. MGEX Rules are separate from the Bylaws and codify Exchange rules.

ARTICLE II – BOARD OF DIRECTORS

2.1. COMPOSITION OF THE BOARD.

Miami International Holdings, Inc. ("MIH") is the sole member of MIAX Futures Holdco, LLC, which in turn is the sole member of M 402 Holdings, LLC which in turn is the sole member of the Company (the "LLC Member"). The LLC Member has vested the power to manage, operate, and set policies for the Company exclusively in the Board of Directors. The number of Directors constituting the entire Board of Directors shall be a minimum of five (5) Directors elected by the LLC Member, consisting of not less than thirty-five percent (35%) individuals who qualify as Public Directors, and not less than one (1) individual who is a Market Participant. The LLC Member shall designate one of the Directors to serve as Chairperson of the Board and may also designate one (1) or more Vice Chairpersons.

The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Bylaw. No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

The LLC Member, in its sole discretion, may add, remove, or substitute Board members at any time, provided such action is in accordance with these Bylaws and Rules, including preserving the minimum Public Director threshold stated in this Bylaw 2.1. The LLC Member, it its sole discretion, may remove or substitute the Chairperson and any Vice Chairpersons at any time, provided such action is in accordance with these Bylaws and Rules.

2.2. ELECTION OF DIRECTORS: TERMS OF OFFICE.

Each Director shall be elected annually for a term of one (1) year by the LLC Member, unless stated otherwise. Each Director shall hold office until their successor is elected and qualified, or until their death, resignation, substitution, or removal.

2.3. POWERS OF THE BOARD.

The Board of Directors is the governing body of the Company and has the power to:

A. Manage the business, affairs, and property of the Company;

B. Provide, acquire and maintain suitable Company quarters and facilities;

C. Review and approve the creation of and all appointments to standing and special committees recommended by the Chairperson;

D. Review and approve the appointment of a President and Chief Executive Officer;

E. Review and approve the appointment, titles and responsibilities of all Exchange employees above the level of department head;

F. Designate and authorize specific appointed officers to act on behalf of the Board to execute contracts within specified limits;

G. Appoint Counsel to the Board;

H. Determine the commodities traded, the delivery months, Hours of Trading, the days of the contract month in which delivery may be made, and margin requirements;

I. Declare any day to be a holiday, during which the Exchange shall not be open for business;

J. Adopt, amend, or repeal the MGEX Charter, Bylaws, and Rules;

K. Act in emergencies (See **Bylaw 2.4.**);

L. Delegate any of its powers under these Bylaws to a Committee of the Board, Committee of the Exchange, or to any officer or employees of the Company, provided the delegation is not inconsistent with the Company's Charter, Bylaws, Rules, customs, or usages.

Any authority or discretion by these Bylaws vested in the Chairperson, President, Chief Executive Officer, or other officers or any committee shall not be construed to deprive the Board of such authority or discretion and, in the event of a conflict, the determination of the matter by the Board shall prevail.

2.4. EMERGENCY POWERS.

When in the sole discretion of the Exchange an emergency exists, the Exchange shall have the power to:

A. Close the Exchange;

B. Suspend trading in any or all Futures or Options Contracts, including trading in settlement of any then existing Futures or Options Contracts;

C. Prohibit trading in any or all Futures or Options Contracts at prices above or below such limits as are specified by the Exchange;

D. Limit the total amount of open speculative Futures or Options trades that any Market Participant may have at any one time in any or all commodities, and to increase, decrease or cancel such limitations as the Exchange deems advisable. The Exchange may require such reports and may make such MGEX Rules as it deems necessary to enforce such limitations;

PROVIDED, however, that the establishing of any such limit shall not be deemed to require that total amounts of such trades acquired before the effective date of such limitations be reduced to such limit; and

E. Take other appropriate emergency action.

If and when the Exchange has acted under the authority granted by this Bylaw, it may adopt such MGEX Rules as the Exchange deems necessary and proper and for the best interests of all concerned. Notice of any action taken by the Exchange pursuant to the authority granted by this Bylaw shall be posted on the Exchange's website. Such action shall become effective when, and for such period of time, as determined by the Exchange, but not prior to the time of the posting of notice thereof on the Exchange's website.

2.5. BOARD DELEGATION TO OFFICERS OF THE COMPANY.

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

2.6. VACANCIES.

In the event a Director vacancy occurs on the Board of Directors, the Nominations Committee shall nominate to the LLC Member any number of individuals to fill the vacancy. The individual elected by the LLC Member shall serve the unexpired term of the vacant seat. The process for filling a vacancy will be conducted in accordance with Bylaw 7.9.

2.7. REGULAR MEETINGS

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified by the Board.

2.8. SPECIAL MEETINGS.

Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairperson, President, or Chief Executive Officer, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

2.9. VOTING, QUORUM, AND ACTION BY THE BOARD.

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation or these Bylaws.

2.10. ACTION IN LIEU OF MEETING.

Unless otherwise restricted by statute, the Certificate of Formation, or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all Board members or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

2.11. INTERPRETATION OF BYLAWS.

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

2.12. PROCEDURE AT MEETINGS.

The Board of Directors may, from time to time, adopt rules, guidelines, or other criteria for its own government and the conduct of its meetings as are not contrary to Delaware Limited Liability Company Act, the Certificate of Formation, Bylaws, or Rules. Except as otherwise specifically provided in the aforementioned authority, meetings of the Board of Directors shall be conducted according to the established practices of Parliamentary Law and, in case of dispute, "Robert's Rules of Order" shall govern.

2.13. CHAIRPERSON.

The Chairperson of the Board of Directors shall be the senior officer of the Board and perform the usual duties incident to the office. Unless otherwise specified by Bylaw, the Chairperson shall recommend appointments to all Committees, any special Committees deemed necessary, and the Chairpersons thereof, subject to the approval of the Board. The Chairperson shall preside at all meetings of the Board, unless specified otherwise. The Chairperson shall be a member of the Board of Directors.

2.14. VICE CHAIRPERSONS.

Vice Chairpersons may be designated by the Board and shall perform the duties of the Chairperson in the Chairperson's absence or disability, in such order as designated by the Chairperson. The Vice Chairpersons shall be members of the Board of Directors.

2.15. ACTING CHAIRPERSONS.

The LLC Member may appoint an acting Chairperson to perform the duties of the Chairperson during the absence or disability of the Chairperson and any Vice Chairpersons. The acting Chairperson shall be a member of the Board of Directors.

2.16. APPOINTMENT OF EXCHANGE OFFICERS, OTHER OFFICERS, AND EMPLOYEES.

The Board of Directors shall from time to time elect or appoint Exchange Officers, including a President, Secretary, and Treasurer, as well as other officers, including a Chief Regulatory Officer, Chief Compliance Officer, Chief Risk Officer, and such other officers or employees as in its judgment may be necessary. The Board of Directors may assign any title to any of such other officers or employees as it deems advisable. The Board of Directors may prescribe the duties and fix the compensation of all such officers and employees, and all such officers and employees shall hold office or be employed during the will of the Board of Directors.

2.17. EMPLOYMENT OF PROFESSIONAL SERVICES.

The Board of Directors may from time to time employ legal counsel, accountants, auditors or such other professional or special services or help as it may deem necessary.

2.18. AFFIRMATIVE OBLIGATION TO NOTIFY COMPANY OF CHANGE IN ELIGIBILITY TO SERVE ON BOARD OF DIRECTORS.

Applicants for and members of the Board of Directors have an affirmative obligation to promptly notify the Company if at any time there is a change in his or her eligibility to serve.

ARTICLE III – AMENDMENT OF BYLAWS AND RULES

3.1. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: PROCEDURE.

The Board of Directors shall have the authority to adopt, amend, or repeal any MGEX Bylaw or Rule. The Board may delegate its authority to adopt, amend, or repeal any MGEX Bylaw or Rule to a Committee of the Board or to one or more officers or employees of the Company.

3.2. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: DATE EFFECTIVE.

Unless specifically provided otherwise by the Board of Directors or its designee, MGEX Bylaws and Rules shall become effective as of the first business day following the date that the Company publishes the amendment on its website.

3.3. PRODUCT SUSPENSION, DELISTING, AND REMOVAL OF RULES.

The Exchange has the authority to suspend and/or delist a contract or product with no open interest. In conjunction with a suspension or delisting, the Exchange may remove any or all corresponding contract/product rules from the MGEX Rulebook. All aforementioned action shall be consistent with the CEA and CFTC Regulations.

ARTICLE IV – THE LLC MEMBER

4.1. ELECTION OF DIRECTORS.

The election of directors shall be held at such place and time as determined by the LLC Member for the purpose of the LLC Member electing Directors of the Board.

4.2. SPECIAL MEETINGS.

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairperson, the Board, the President, or the Chief Executive Officer, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

4.3. ACTION IN LIEU OF MEETING.

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

ARTICLE V – OFFICERS & FUNCTIONS

5.1. PRESIDENT.

The Board may elect a President of the Company. The President shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, or by the Bylaws and Rules. The Board may confer upon the President other responsibilities as warranted.

5.2. CHIEF EXECUTIVE OFFICER.

The Board may elect a Chief Executive Officer (“CEO”) of the Company. The CEO shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, or by the Bylaws and Rules. The Board may confer upon the CEO other responsibilities as warranted.

5.3. SECRETARY.

The Secretary shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, President, CEO, or by the Bylaws and Rules.

5.4. PAPERS: SERVICE OF.

Notices, citations and papers of all kinds, requiring service in connection with any of the MGEX Bylaws or Rules, shall be served by the Secretary or by such other employee of this Exchange as the Secretary may designate. The affidavit of the person who made the service shall be evidence of the service of such notices of papers.

Whenever, under the MGEX Bylaws or Rules, service is required or permitted to be made upon a Person, such service shall be made by delivering a copy or by mailing it to the Person's last known address, postage prepaid. Delivery of a copy means: handing it to the Person; leaving it at the Person's office with a clerk or other person in charge thereof; if there is no one in charge, leaving it in a conspicuous place therein; or, if the office is closed or the Person to be served has no office, leaving it at the Person's dwelling or usual place of abode with some person of suitable age and discretion then residing therein. Service by mail is complete upon mailing. Service required or permitted to be made, under the MGEX Bylaws or Rules, upon an entity shall be made by making such service in the manner as hereinbefore provided on a managing agent of such entity.

5.5. TREASURER.

The Treasurer shall perform such duties as prescribed by the Board of Directors, President, CEO, or by the Bylaws and Rules.

5.6. ANNUAL FINANCIAL STATEMENT.

The Board of Directors, as soon as possible after the close of the fiscal year of the Company, shall cause to be prepared a full and complete statement of the financial condition of the Company and of its operations for the previous fiscal year.

5.7. FINANCING.

The Company shall have the authority to establish fees and charges necessary to meet the financial obligations of the Company. Fees and charges shall be remitted at such times and in such manner as the Company may prescribe.

5.8. FUNDS AND SECURITIES OF THE COMPANY.

The funds of the Company shall be deposited in the name of the Exchange in a bank or banks, as designated from time to time by the Board of Directors. Securities and other valuable papers belonging to the Company shall be secured as designated from time to time by the Board of Directors.

5.9. EXPENDITURE OF THE FUNDS OF THE COMPANY.

The funds of MGEX shall be under the management and control of the Company, and no funds belonging to MGEX shall be expended unless such expenditure has been authorized by the Exchange Officers or the Board of Directors.

5.10. INVESTMENT OF FUNDS.

The Board of Directors shall monitor the investment of funds belonging to the Company.

5.11. BORROWING OF MONEY.

The Board of Directors, on the affirmative vote of at least one half (1/2) of the total number of Directors, permitted under **Bylaw 2.1.**, may borrow money for and on behalf of the Company, for any period of time and on such terms and with such security or mortgage, all as the Board may determine necessary for business purposes.

5.12. EXECUTION OF CONTRACTS, SIGNATURES ON PAPERS, CHECKS, ETC.

Except as otherwise specifically provided in this Bylaw, all deeds, mortgages, satisfactions of mortgages, contracts for the conveyance of land, leases, bills payable, promissory notes and other written promises to pay money, corporate contracts of all kinds, checks and drafts drawn on bank accounts standing in the name of the Company shall be executed or signed in the name of the Company by the President, CEO, or such other officer, director or employee as the Board of Directors shall from time to time designate.

PROVIDED, however, that a check or checks, signed as provided above, to cover the total payroll of the Company for any specified period of time may be deposited to the credit of the Company in a special bank account, which shall be designated as a Payroll Account; checks or drafts drawn on such Payroll Account to cover salaries or wages due to individual officers or employees of the Company may be signed in such manner as the Board of Directors may from time to time direct; and

PROVIDED FURTHER, that contracts for the purchase of supplies and equipment necessary and incident to the usual and ordinary operations of the business of the Company may be executed in the name of the Company in such manner as the Board of Directors may from time to time direct.

Except as otherwise provided by the Bylaws, all other papers and documents of all kinds, including certificates, cards, licenses, etc., shall be executed or signed in the name of the Company in such manner as the Board of Directors shall from time to time direct.

ARTICLE VI – REGULATORY OFFICERS

6.1. CHIEF REGULATORY OFFICER.

The Chief Regulatory Officer shall report to, consult with and provide information to the Regulatory Oversight Committee, and execute any other duties or responsibilities as required by CFTC Regulation 17 CFR Part 38, as amended.

6.2. CHIEF COMPLIANCE OFFICER.

The Chief Compliance Officer shall report to the President and CEO and execute the duties and responsibilities required by CFTC Regulation 17 CFR Part 39, as amended.

6.3. CHIEF RISK OFFICER.

The Chief Risk Officer shall implement the risk management framework of the Exchange, make recommendations regarding the Exchange's risk management functions, and execute any other duties or responsibilities required by CFTC Regulation 17 CFR Part 39, as amended.

ARTICLE VII – COMMITTEES

7.1. COMMITTEES: REGULATIONS GOVERNING PROCEDURE.

Any Committee may adopt such regulations for its own government and proceedings as are not contrary to the Bylaws or Rules, and which will best promote the objects for which it was established.

7.2. COMMITTEES OF THE BOARD OF DIRECTORS.

Committees of the Board of Directors shall be established by the Board as set forth in these Bylaws and shall consist of at least three (3) individuals on the Board. A majority of the Directors of a Committee shall constitute a quorum and a majority of the quorum shall be required to take action. A three-fourths (3/4) supermajority of a quorum of the Board shall be required to remove a Director who was appointed to a Committee. A majority of a quorum of the Board shall be required to revoke actions taken by a Committee. In addition to the enumerated duties and powers, each Committee shall exercise such authority and execute such actions as may be delegated to it by the Board of Directors, or by the Bylaws or Rules.

7.3. COMMITTEES OF THE EXCHANGE.

Committees of the Exchange shall be established by Bylaw or Rule and shall consist of at least three (3) individuals. Unless otherwise specified by Bylaw or Rule, a majority of the members of a Committee shall constitute a quorum and a majority of the quorum shall be required to take action. In addition to the duties and powers specified by Bylaw or Rule, Committees of the Exchange shall also have such duties and powers as may be specified by the Board of Directors.

7.4. EXECUTIVE COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Executive Committee which shall be composed of at least three (3) Directors, consisting of not less than thirty-five percent (35%) Public Directors. Meetings of the Executive Committee shall be held at such time and place as may be designated by the Executive Committee. The Chairperson of the Board shall be the Chairperson of the Executive Committee and shall have voting privileges.

The Committee shall have the duty and power to act on behalf of the Board of Directors when an emergency exists or when the Board is otherwise unable to reach quorum or convene in a timely manner.

7.5. AUDIT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Audit Committee which shall be composed of at least three (3) Directors elected by the Board of Directors. A majority of the members of the Committee shall be Public Directors.

The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified by the Board: (i) provide oversight over the Company’s financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company’s legal and compliance process; and (iii) direct and oversee all the activities of the

Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations.

7.6. RESERVED.

7.7. REGULATORY OVERSIGHT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Regulatory Oversight Committee. It shall be composed of at least three (3) Directors, and all such Directors shall be Public Directors, elected by the Board. The Committee shall have the duties and powers as described and required under Core Principle 16 described in 17 CFR Part 38.

7.8. MGEX RISK COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the MGEX Risk Committee. The Committee shall have the duties and powers as described in internal policies and permitted in applicable CFTC Regulations.

7.9. NOMINATIONS COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Nominations Committee which shall be composed of at least three (3) Directors, including the Chairperson of the Board. A majority of the members of the Committee shall be Public Directors. The Nominations Committee shall each be elected on an annual basis by vote of the LLC Member. The chair of the Nominations Committee shall be a Public Director. The Nominations Committee shall identify individuals qualified to serve on the Board. The Nominations Committee shall nominate candidates for election to the Board and all other vacant or new Director positions on the Board, and the LLC Member shall elect Directors from such nominated candidates. The Nominations Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of these Bylaws. The Nominations Committee shall meet in advance of the LLC Member's election of Directors, unless stated otherwise.

7.10. HARD RED SPRING WHEAT COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Hard Red Spring Wheat ("HRSW") Committee. It shall be composed of at least of seven (7) Market Participants of the Exchange.

The Committee shall have the duty and power to review and recommend MGEX Rules governing HRSW and other agricultural markets, including but not limited to contract specifications and delivery procedures.

7.11. CASH MARKETS COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Cash Markets Committee. It shall be composed of at least seven (7) Market Participants that are employed by entities having cash trading privileges pursuant to MGEX Rules.

The Committee shall have the duties and powers to:

A. Review and recommend MGEX Rules governing the cash markets.

B. Monitor cash market activity to ensure orderly trading and efficient price discovery.

C. Approve guidelines for reporting of cash market activity to appropriate agencies.

7.12. RISK MANAGEMENT COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Risk Management Committee. Its composition shall include representatives of Clearing Members and representatives of customers of Clearing Members. The Committee shall have the duties and powers as described and required in CFTC Regulations, including but not limited to Core Principle O described in 17 CFR Part 39, and internal policies.

7.13. OTHER COMMITTEES, TASK FORCES AND PANELS.

The Board of Directors and the Executive Committee shall each have the authority to establish committees, task forces and panels as necessary for a duration not to extend past the next Annual Election. After election, the new Board of Directors and Executive Committee may re-authorize the committees, task forces and panels.

The composition, qualifications, method of appointment, duties and powers of such committees, task forces and panels shall be determined by the respective Board of Directors and Executive Committee.

Such committees, task forces and panels shall not determine the policies of the Exchange, expend funds or enter into contracts on behalf of the Exchange, or otherwise conduct activities outside the purpose for which they were established, unless such actions are approved by the Board of Directors.

ARTICLE VIII – DISCIPLINARY COMMITTEE

8.1. DISCIPLINARY COMMITTEE: APPOINTMENT.

There shall be established a committee to be known as the Disciplinary Committee, appointed by the Board at the recommendation of the Chief Regulatory Officer and shall be composed of not less than three (3) individuals with knowledge and experience in the financial markets. The chair of the Disciplinary Committee shall be an individual qualified to be a Public Director.

The members of the Disciplinary Committee should be as representative as practicable of the marketplace. Three (3) members of the Disciplinary Committee shall be required to constitute a quorum and must include an individual who meets the qualifications of a Public Director.

8.2. DISCIPLINARY COMMITTEE: QUALIFICATIONS OF MEMBERS.

No person shall serve as a member of the Disciplinary Committee when the person or entity with which the person is affiliated has a financial, personal or prejudicial interest or concern in the matter under consideration or action. For the purpose of this Bylaw, at a minimum, a financial, personal or prejudicial interest shall be defined and determined pursuant to **Bylaws 12.8.B.** and **12.8.C.** The other members of the Disciplinary Committee with guidance by the Department of

Audits and Investigations shall determine whether any member has a financial, personal or prejudicial interest not addressed by **Bylaws 12.8.B.** and **12.8.C.**

No member may serve on the Disciplinary Committee if he or she has participated in or been involved in adjudicating any other stage of the same proceeding.

8.3. DISCIPLINARY COMMITTEE: APPOINTMENT OF ALTERNATES.

If the Disciplinary Committee shall determine that it is improper for any or all of its members to serve during the consideration of and action upon any particular matter, or if any or all of the regular members shall be unable to serve during such consideration and action, the Disciplinary Committee may request the Chief Regulatory Officer to appoint, and the Chief Regulatory Officer shall appoint, an alternate or alternates to sit throughout the consideration of and action upon such matter. If an alternate is substituting for the individual who meets the qualifications of a Public Director, the alternate must also qualify as a Public Director. When so appointed, any alternate shall, with respect to the consideration of and action upon such particular matter, have all the powers and duties of the regular member for whom the alternate is acting; and such Disciplinary Committee, so constituted and consisting of such alternate or alternates and the remaining regular members of the Disciplinary Committee, if any, shall with respect to the consideration of and action upon such particular matter have all the duties and powers of the regular Disciplinary Committee. During the period that such a Disciplinary Committee appointed with respect to a particular matter is functioning, the regular Disciplinary Committee and the regular members thereof shall continue to have all their usual powers and to perform all their usual duties concerning matters other than that before a Disciplinary Committee appointed with respect to a particular matter.

8.4. DISCIPLINARY COMMITTEE: DUTIES AND POWERS.

The Disciplinary Committee shall be charged with the duty and authority:

A. To prevent manipulation of prices as provided in the CEA.

B. To review all investigation reports submitted to the Disciplinary Committee by the Department of Audits and Investigations in respect to all matters relating to activity conducted under the jurisdiction of MGEX and in respect to alleged violations of the MGEX Bylaws or Rules.

C. To direct the Department of Audits and Investigations to conduct such further investigation in respect to any such report as the Disciplinary Committee deems appropriate or advisable.

D. To promptly review and determine whether or not any or all charges included in the investigation report submitted to the Disciplinary Committee have, in its opinion, a reasonable foundation in fact.

E. To dismiss any or all charges included in any investigation report submitted to the Disciplinary Committee that are, in its opinion, without reasonable foundation in fact.

F. To authorize the issuance of a Notice of Charges against person(s) alleged to have committed such violations if the Disciplinary Committee has found that the investigation report shows a reasonable basis for a violation and that the matter should be adjudicated.

The Disciplinary Committee, in performing its duties, may request any Person or Market Participant to appear before the Disciplinary Committee in its investigations of matters set forth in the investigation report. The Disciplinary Committee may review the dealings and transactions of Persons or Market Participants, and it may examine their books, papers and records pertinent to such review. The Disciplinary Committee may employ such auditors, counsel or other assistants as it may deem necessary, and all expenses incident thereto shall be payable from the funds of the Exchange.

The Disciplinary Committee may invite a representative of the CFTC to attend any or all of its meetings.

In addition to possible violations of the MGEX Bylaws or Rules appropriately brought before the Disciplinary Committee pursuant to Paragraph B, above, the Disciplinary Committee also shall review any investigation report concerning a particular course of conduct by a Person or Market Participant which has produced or thereafter, in the opinion of the Disciplinary Committee, would produce a manipulation of prices or cornering of any commodity in violation of the MGEX Bylaws or Rules.

No Person or Market Participant shall violate any order of the Disciplinary Committee after having been duly notified thereof. Nothing, however, herein contained shall in any way be construed as superseding the duties and authority that have been vested in the Board of Directors by the MGEX Bylaws and Rules. All directives of the Disciplinary Committee pertaining to price manipulations or corners and requiring a market position reduction shall be effective when issued.

No member of the Disciplinary Committee shall publish, divulge or make known in any manner, except when reporting to the Board of Directors or to a committee concerned with such information, or when called upon to testify in any judicial or administrative proceeding, any facts regarding the business of any Person, or any other confidential information that may come to the knowledge of such Disciplinary Committee member in the member's official capacity.

ARTICLE IX – HEARING COMMITTEE

9.1. HEARING COMMITTEE: APPOINTMENT.

There shall be established a committee of the Exchange to be known as the Hearing Committee, appointed by the Board at the recommendation of the Chief Regulatory Officer and shall be composed of not less than three (3) individuals with knowledge and experience in the financial markets. The chair of the Hearing Committee shall be an individual qualified to be a Public Director.

The members of the Hearing Committee should be as representative as practicable of the marketplace. Three (3) members of the Hearing Committee shall be required to constitute a quorum and must include an individual who meets the qualifications of Public Director.

9.2. HEARING COMMITTEE: QUALIFICATIONS OF MEMBERS.

No person shall serve as a member of the Hearing Committee when the person or entity with which the person is affiliated has a financial, personal or prejudicial interest or concern in the matter under consideration or action. For the purpose of this Bylaw, at a minimum, a financial, personal or prejudicial interest shall be defined and determined pursuant to **Bylaws 12.8.B.** and **12.8.C.** The other members of the Hearing Committee with guidance by the Department of Audits and Investigations shall determine whether any member has financial, personal or prejudicial interest not addressed by **Bylaws 12.8.B.** and **12.8.C.**

No member may serve on the Hearing Committee if he or she has participated in or been involved in adjudicating any other stage of the same proceeding.

9.3. HEARING COMMITTEE: APPOINTMENT OF ALTERNATES.

If the Hearing Committee shall determine that it is improper for any or all of its members to serve during the consideration of and action upon any particular matter, or if any or all of the regular members shall be unable to serve during such consideration and action, the Hearing Committee may request the Chief Regulatory Officer of the Exchange to appoint, and the Chief Regulatory Officer of the Exchange shall appoint, an alternate or alternates to sit throughout the consideration of and action upon such matter. If an alternate is substituting for the individual who meets the qualifications of a Public Director, the alternate must also qualify as a Public Director. When so appointed, any alternate shall, with respect to the consideration of and action upon such particular matter, have all the powers and duties of the regular member for whom the alternate is acting; and such Hearing Committee, so constituted and consisting of such alternate or alternates and the remaining regular members of the Hearing Committee, if any, shall with respect to the consideration of and action upon such particular matter have all the duties and powers of the regular Hearing Committee. During the period that such Hearing Committee appointed with respect to a particular matter is functioning, the regular Hearing Committee and the regular members thereof shall continue to have all their usual powers and to perform all their usual duties concerning matters other than that before a Hearing Committee appointed with respect to a particular matter.

9.4. HEARING COMMITTEE: DUTIES AND POWERS.

The Hearing Committee shall be charged with the following duty and authority:

A. To conduct a hearing as authorized pursuant to the MGEX Bylaws or Rules.

B. To impose a penalty if the Hearing Committee finds in the affirmative that there has been a violation, or in the alternative, to dismiss the alleged charges if the Hearing Committee finds that there has been no violation.

C. To direct the Department of Audits and Investigations to conduct such further investigation in respect to any such report as the Committee deems appropriate or advisable on a timely basis.

D. In hearings conducted by the Hearing Committee, on a finding by the Hearing Committee that there has been a violation, to assess a penalty against those found guilty. The Hearing Committee may take such action it determines including, but not limited to, issuing a Letter of Reprimand, a suspension from trading, a monetary fine, or expulsion.

E. To summon any Person or Market Participant to appear before the Hearing Committee.

The findings and conclusions of the Hearing Committee, in respect to such matters, shall be final. There is no appeal to the Board of Directors or any other MGEX authority.

No member of the Hearing Committee shall publish, divulge or make known in any manner, except when reporting to the Board of Directors or to a committee concerned with such information, or when called upon to testify in any judicial or administrative proceeding, any facts regarding the business of any Person, or any other confidential information that may come to the knowledge of such Hearing Committee member in the member's official capacity.

ARTICLE X – DEPARTMENTS

10.1. CLEARING HOUSE.

There shall be established a Clearing House of the Exchange, which shall supervise the clearing of Futures and Options Contracts initiated, accepted or executed under MGEX Rules.

10.2. AUDITS AND INVESTIGATIONS.

There shall be established a department of the Exchange that conducts audits and investigations. Such department of the Exchange shall serve as an independent department and shall not include Market Participants whose interests conflict with their audit, investigation or enforcement duties.

The Exchange shall initiate and conduct investigations and audits at the direction of the Chief Regulatory Officer, the Regulatory Oversight Committee and/or the appropriate committee. Such investigations shall be initiated promptly after receipt of a complaint or other indication of possible violation of the MGEX Rules.

The Exchange has the authority to collect information and documents on both a routine and non-routine basis, including, but not limited to, the authority to examine books and records kept by any Market Participant or Person under investigation or from whom information or cooperation has been requested. Failure to comply with any request made by the Exchange for information and/or documents may subject the Market Participant or Person under investigation or from whom information or cooperation has been requested to disciplinary procedures of the Exchange or fines pursuant to the MGEX Rules.

ARTICLE XI – TRADING PERMIT PROGRAMS

11.1. TRADING PERMIT PROGRAMS.

The Exchange may establish Trading Permit Programs from time to time. The Exchange may make amendments to such programs at any time.

ARTICLE XII – MISCELLANEOUS

12.1. DELIVERY OF DOCUMENTS, PAYMENT, ETC.

The Board of Directors shall have the power from time to time to make MGEX Rules (including fixing time of day) governing the rendering and delivery of all orders, notices, and documents of all sorts having to do with or incident to handling or passing title to commodities, and for the payment for commodities, including (but not being limited to) Delivery Notices, deliveries on Futures Contracts and payment therefor, exercise of Options, Load-out Notices, Notices of Reinspection and Appeal, Disposition Orders, Invoices and payment therefor, requests for advances and payment therefor, Bills of Lading, payment for F.O.B. cars, payment of elevator charges, and the giving of disposition on cars purchases or loaded in satisfaction of warehouse receipts.

12.2. RESERVED.

12.3. RESERVED.

12.4. RESERVED.

12.5. FISCAL YEAR.

The fiscal year of the Company shall be as determined from time to time by the Board.

12.6. INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS.

The Company shall indemnify its directors, officers and committee members against such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by Delaware Limited Liability Company Act § 18-108 or as required by other provisions of law.

The Company shall advance expenses in such manner, under such circumstances, and to such extent, as required or permitted Delaware Limited Liability Company Act § 18-108. The provisions of this Section are not intended to limit the ability of any person to receive advances as an insured under any insurance policy maintained by the Company.

The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, committee member or employee against any liability asserted against and incurred by such person in or arising from such capacity, whether or not the Company would otherwise be required to indemnify the person against the liability.

The Company shall also abide by all other controlling provisions of Delaware Limited Liability Company Act § 145.

12.7. MEMBERSHIP IN OTHER ASSOCIATIONS: DELEGATES TO MEETINGS.

At the discretion of the Board of Directors, the Exchange may become a member of other associations or organizations, membership in which in the opinion of said Board will be beneficial to the Exchange. The Board of Directors may appoint delegates or representatives to commercial or deliberative meetings at which it may desire to have the Exchange represented. The Board may, at its discretion, authorize the payment (from the general funds of the Company) of the dues payable to such associations and of the expenses incurred by such delegates or representatives in attending such meetings.

12.8. CONFLICTS OF INTEREST.

A member of the Board of Directors and certain other committees must abstain from deliberating and voting on matters when there is a potential personal or financial conflict of interest. This Bylaw describes how and when the conflict of interest will be determined. Additional and broader conflicts of interest provisions apply to the Disciplinary Committee and the Hearing Committee. (See **Bylaws 8.2.** and **9.2.**)

A. Definitions. For purposes of this Bylaw the following definitions shall apply:

1. The term "family relationship" of a person shall mean the person's spouse, former spouse, parent, stepparent, child, stepchild, sibling, stepbrother, stepsister, grandparent, grandchild, uncle, aunt, nephew, niece, or in-law.

2. The term "governing board" shall mean the Board of Directors, Committees of the Board of Directors and Committees of the Exchange authorized to take action or to recommend the taking of action on behalf of the Company.

3. The term "member's affiliated firm" shall mean a firm in which the member is an employee or a "principal," as defined in CFTC Regulation 3.1(a).

4. The term "named party in interest" shall mean a person or entity that is identified by name as a primary subject of any material matter being considered by a governing board.

5. The term "significant action" shall mean any of the following types of actions or changes that are implemented without the Commission's prior approval:

   a. Any actions or changes which address an "emergency" as defined in CFTC Regulation 1.41(a)(4)(i) through (iv) and (vi) through (viii); and,

   b. Any changes in margin levels that are designed to respond to extraordinary market conditions such as an actual or attempted corner, squeeze, congestion or undue concentration of positions, or that otherwise are likely to have a substantial effect on prices in any contract traded at the Exchange; but shall not include any Bylaw or MGEX Rule not submitted for prior CFTC approval because such Bylaw or MGEX Rule is unrelated to the terms and conditions of any contract traded at the Exchange.

B. Named Party in Interest Conflict.

1. Prohibition. No member of a governing board shall knowingly participate in such body's deliberations or voting in any matter involving a named party in interest where such member: (a) is a named party in interest; (b) is an employer, employee or fellow employee of a named party in interest; (c) is associated with a named party in interest through a broker association; (d) has a family relationship with a named party in interest; or, (e) has any other significant, ongoing business relationship with a named party in interest, excluding relationships limited to executing futures or option

transactions opposite each other or to clearing futures or options transactions through the same Clearing Member.

If the member's only relationship with a named party in interest is through a broker association not established for the purpose of sharing profits and losses, then the prohibition shall not apply. Furthermore, if a named party in interest is one or part of a group of similar persons or entities that is the subject for general deliberation and voting, such as approval for regularity or membership, and there is no material issue of dispute involving a named party in interest, then the prohibition shall not apply.

2. Disclosure. Prior to consideration of any matter involving a named party in interest, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Department of Audits and Investigations whether such member has one of the relationships listed in paragraph B.1. of this Section 12.8 of the Bylaws with a named party in interest.

3. Procedure and Determination. Company Staff shall determine whether any member of the deliberating body is subject to a conflicts restriction under this paragraph B. Such determination shall be based upon a review of the following information:

   a. information provided by the member pursuant to paragraph B.2. above, and

   b. any other source of information that is held by and reasonably available to the Company.

C. Financial Interest in a Significant Action Conflict.

1. Prohibition. No member of a governing board shall participate in such body's deliberations and voting on any significant action if such member knowingly has a direct and substantial financial interest in the result of the vote based upon either Exchange or non-Exchange positions that could reasonably be expected to be affected by the significant action under consideration, as determined pursuant to this Bylaw.

2. Disclosure. Prior to consideration of any significant action, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Department of Audits and Investigations position information that is known to such member, with respect to any particular month or months that are under consideration, and any other positions which the deliberating body reasonably expects could be affected by the significant action, as follows:

   a. gross positions held at the Exchange in the member's personal accounts or "controlled accounts," as defined in CFTC Regulation 1.3(j);

b. gross positions held at the Exchange in proprietary accounts, as defined in CFTC Regulation 1.17(b)(3), at the member's affiliated firm;

c. gross positions held at the Exchange in accounts in which the member is a principal, as defined in CFTC Regulation 3.1(a);

d. net positions held at the Exchange in "customer" accounts, as defined in CFTC Regulation 1.17(b)(2), at the member's affiliated firm; and

e. any other types of positions, whether maintained at the Exchange or elsewhere, held in the member's personal accounts or the proprietary accounts of the member's affiliated firm, that reasonably could be affected by the significant action.

3. Procedure and Determination. Company Staff shall determine whether any member of the deliberating body is subject to a conflicts restriction under this paragraph C. based upon a review of the most recent large trader reports and clearing records available to the Company, information provided by the member with respect to positions pursuant to paragraph C.2. of this Bylaw, and any other source of information that is held by and reasonably available to the Company, taking into consideration the exigency of the significant action being contemplated.

D. Deliberation Exemption.

1. Any member of a governing board who would otherwise be required to abstain from deliberations and voting pursuant to paragraph C of this Section 12.8 of the Bylaws may participate in deliberations, but not voting, if the deliberating body, after considering the factors specified below, determines that such participation would be consistent with the public interest; provided, however, that before reaching any such determination the deliberating body shall fully consider the position information specified in paragraph C.2. and C.3. of this Section 12.8 of the Bylaws, which is the basis for such member's substantial financial interest in the significant action that is being contemplated.

2. In making its determination, the deliberating body shall consider;

a. whether the member's participation in deliberations is necessary to achieve a quorum; and

b. whether the member has unique or special expertise, knowledge or experience in the matter being considered.

E. Documentation. The minutes of any meeting to which the conflicts determination procedures set forth in this Bylaw apply, shall reflect the following information:

1. the names of all members who attended the meeting in person or who otherwise were present by electronic means;

2. the name of any member who voluntarily recused himself or herself or was required to abstain from deliberations and/or voting on a matter and the reason for the refusal or abstention, if stated; and

3. information on the position information that was reviewed for each member if applicable and available.

12.9. NONPUBLIC INFORMATION, EMPLOYEE TRADING PROHIBITION, AND IMPROPER USE OR DISCLOSURE.

For purposes of this Bylaw, "material" and "non-public information" shall be defined by CFTC Regulation 1.59(a).

Employees of the Exchange, as defined by CFTC Regulation 1.59(a), are prohibited from:

A. Trading, directly or indirectly, in any commodity interest traded on or cleared by the Exchange.

B. Trading, directly or indirectly, in any commodity interest traded on or cleared by a contract market, swap execution facility, or clearing organization other than the Exchange and in any commodity interest traded on or cleared by a linked exchange if the employee has access to material non-public information concerning such commodity interest.

C. Disclosing to any other person any material, non-public information which such employee obtains as a result of his or her employment at the Exchange where such employee has or should have a reasonable expectation that the information disclosed may assist another person in trading any commodity interest; provided, however, that this Rule does not prohibit disclosures made in the course of any employee’s duties, or disclosures made to another self-regulatory organization, linked exchange, court of competent jurisdiction or representative of any agency or department of the federal or state government acting in his or her official capacity.

No officer, member of the Board of Directors or member of any committee shall use or disclose, for any purpose other than the performance of such person's official duties, material, non-public information obtained as a result of such person's office or participation on the Board of Directors or any committee.

12.10. COMMODITY EXCHANGE ACT RULE.

A. In order to comply with the CEA and CFTC Regulations, it is hereby provided that the MGEX Bylaws and Rules shall be construed with reference to, and shall be subject to and modified by, the provisions of said CEA and CFTC Regulations.

B. The Exchange shall make and file such reports and keep such books, and records for such a period of time as may be required pursuant to authority set forth in the CEA and CFTC Regulations, including, but not limited to, the authority contained in subdivision (d) of Sec. 5 of the CEA, and shall keep such books and records open to inspection by the CFTC or the United States Department of Justice.

C. Neither the Exchange, nor any Person shall disseminate any false, misleading, or knowingly inaccurate reports concerning crop or market information or conditions that affect, or tend to affect, the price of any commodity.

D. No Person shall manipulate, or attempt to manipulate, prices of commodities traded on this Exchange, nor corner, nor attempt to corner, any of such commodities.

E. Any Person, who or which has been deprived of the privilege of trading in contract markets under subdivision (b) of Sec. 6 of the CEA, shall be refused all privileges of trading on this Exchange for such period of time as specified in the Order of the CFTC against such Person.

F. No Person shall accept or execute an order from any Person who or which has been deprived of the privilege of trading in contract markets under subdivision (b) of Sec. 6 of the CEA.

12.11. DISSEMINATION OF INFORMATION.

Market Participants shall be held to strict account for the reliability and accuracy of the statements and information which they disseminate.

Market Participants must word or phrase all circulars, letters, Reports of Cash Sales, or other information so as to convey an accurate impression as to values of commodities in this market and avoid conveying misinformation or erroneous implications as to such values. Specific values of cash commodities must not be reported in such a way as to create a false impression regarding values generally.

For example, giving a false impression regarding values such as sales of cash commodities of certain test weight, or having some particular characteristic or other factor that contributes to value, must not be reported in such a manner as to convey the impression that all commodities of the same kind and test weight, or having the same particular characteristic or factor, are of equal value.

Market Participants, and their employees, must not directly or indirectly, by innuendo or otherwise, participate in the circulation of any rumors adversely affecting any Person. Only facts capable of substantiation may be reported.

12.12. MGEX DEFENSE EXPENSES.

Any Market Participant who fails to prevail in a lawsuit or any other type of legal proceeding instituted against MGEX or any of its officers, directors, committee members, employees or agents must pay to MGEX all reasonable expenses, including attorney's fees, incurred by MGEX in the defense of such proceeding.

12.13. DISQUALIFIERS TO SERVE ON EXCHANGE DISCIPLINARY COMMITTEES, ARBITRATION PANELS, OR GOVERNING BOARDS UNDER CFTC REGULATION 1.63.

A. In accordance with CFTC Regulation 1.63(b), as may be amended from time to time, a Person shall be ineligible to serve on Exchange disciplinary committees, arbitration panels or governing boards if such Person:

1. Was found within the prior three (3) years by a final decision of a self-regulatory organization, and administrative law judge, a court of competent jurisdiction or the CFTC to have committed a disciplinary offense;

2. Entered into a settlement agreement within the prior three (3) years in which any of the findings or, in the absence of such findings, any of the acts charged included a disciplinary offense;

3. Currently is suspended from trading on any contract market, is suspended or expelled from membership with any self-regulatory organization, is serving any sentence of probation or owes any portion of a fine imposed pursuant to either:

    a. A finding by a final decision of a self-regulatory organization, an administrative law judge, a court of competent jurisdiction or the CFTC that such person committed a disciplinary offense; or,

    b. A settlement agreement in which any of the findings or, in the absence of such findings, any of the acts charged included a disciplinary offense.

4. Currently is subject to an agreement with the CFTC or any self-regulatory organization not to apply for registration with the CFTC or membership in any self-regulatory organization;

5. Currently is subject to or has had imposed on such Person within the prior three (3) years a CFTC registration revocation or suspension in any capacity for any reason, or has been convicted within the prior three (3) years of any of the felonies listed in section 8a(2)(D)(ii) through (iv) of the CEA;

6. Currently is subject to a denial, suspension or disqualification from serving on the disciplinary committee, arbitration panel or governing board of any self-regulatory organization as that term is defined in section 3(a)(26) of the Securities Exchange Act of 1934.

B. The terms "disciplinary committee", "arbitration panel", "disciplinary offense", "final decision", "settlement agreement", and "self-regulatory organization" shall be defined for purposes of paragraph A of this rule in accordance with the definitions detailed in CFTC Regulation 1.63(a).

12.14. DISQUALIFIERS TO SERVE ON EXCHANGE DISCIPLINARY COMMITTEES OR GOVERNING BOARDS UNDER CEA SECTION 8a(2).

A Person shall be ineligible to serve on Exchange disciplinary committees or governing boards if such Person meets any disqualifier listed in Section 8a(2) of the CEA.

Pre-Application Survey Form

MIAX Options® Exchange
MIAX Pearl® Options Exchange
MIAX Emerald® Options Exchange
MIAX Sapphire™ Options Exchange

miax®

Firm Name:

Address:

City / State / Zip Code:

Telephone:

CRD #:

I. Type of Membership

Miami International Securities Exchange, LLC ("MIAX")

- Primary Lead Market Maker Member
- Lead Market Maker Member Registered
- Market Maker Member
- Electronic Exchange Member
  - Order Flow
  - Self-Clearing #(s):
  - Arrangement with #(s):

MIAX Emerald, LLC ("MIAX Emerald")

- Primary Lead Market Maker Member
- Lead Market Maker Member
- Market Maker Member
- Electronic Exchange Member
  - Order Flow
  - Self-Clearing #(s):
  - Arrangement with #(s):

MIAX PEARL, LLC ("MIAX Pearl")

- Market Maker Member
- Electronic Exchange Member
  - Order Flow
  - Self-Clearing #(s):
  - Arrangement with #(s):

MIAX Sapphire, LLC ("MIAX Sapphire")

- Market Maker Member
- Electronic Exchange Member
  - Order Flow
  - Self-Clearing #(s):
  - Arrangement with #(s):
- Floor Market Maker Member
- Floor Broker Dealer

II. Organizational Structure

- Limited Liability Company
- Partnership
- Corporation
- Other:

III. Business and Operating Information

Type of trading activities description:

Description of market maker, order routing, and processing systems:

Application Contact:

Name:

Title:

Telephone:

Email:

Technical Contact:

Name:

Title:

Telephone:

Email:

Trading Contact:

Name:

Title:

Telephone:

Email:

IV. Miscellaneous Information

Designated Examining Authority:

Will your firm require connectivity to MIAX? ◯ Yes ◯ No

Will your firm require connectivity to MIAX Pearl? ◯ Yes ◯ No

Will your firm require connectivity to MIAX Emerald? ◯ Yes ◯ No

Will your firm require connectivity to MIAX Sapphire? ◯ Yes ◯ No

Will your firm be routing orders to MIAX through another firm? ◯ Yes ◯ No

Explain:

Will your firm be routing orders to MIAX Pearl through another firm? ◯ Yes ◯ No

Explain:

Will your firm be routing orders to MIAX Emerald through another firm? ◯ Yes ◯ No

Explain:

Will your firm be routing orders to MIAX Sapphire through another firm? ◯ Yes ◯ No

Explain:

Will your firm be doing a public business? ◯ Yes ◯ No

Will your firm receive Market Data from MIAX? ◯ Yes ◯ No

Will your firm receive Market Data from MIAX Pearl? ◯ Yes ◯ No

Will your firm receive Market Data from MIAX Emerald? ◯ Yes ◯ No

Will your firm receive Market Data from MIAX Sapphire? ◯ Yes ◯ No

Is your firm (or an affiliate) publicly traded? Symbol: Exchange: No

Member Application

MIAX Options® Exchange
MIAX Pearl® Options Exchange
MIAX Emerald® Options Exchange
MIAX Sapphire™ Options Exchange

miax®

Firm Name:	
Application Contact:	
Title:	
Telephone:	Email:

An Applicant for membership on Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), MIAX Emerald, LLC ("MIAX Emerald"), and/or MIAX Sapphire, LLC ("MIAX Sapphire") (individually or collectively referred to herein as the "Exchange" as applicable) must complete this Member Application form, including Sections I through VII. The completed Membership Application form, including an executed copy of the User Agreement and supplemental materials requested herein, should be sent via email or certified or first class mail to:

Miami International Securities Exchange, LLC / MIAX PEARL, LLC /
MIAX Emerald, LLC / MIAX Sapphire, LLC

7 Roszel Road
Princeton, NJ 08540
Attention: Member Services

609-897-1479

Application fees will be billed electronically post-approval and are non-refundable.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

If the application process is not completed within six (6) months of the filing of the application form and payment of the appropriate fee, the application shall be deemed to be automatically withdrawn.

**Note*: In accordance with Exchange Rule 200(d), every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Securities and Exchange Commission (the "SEC"), pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA"),* then such Applicant must have and maintain a membership in FINRA.

**Each Applicant must also have and maintain membership with another Self-Regulatory Organization ("SRO") that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The Exchange will not be offering a DOEA regulatory oversight services to member firms.*

I. Firm Information

A Member of the Exchange may be a corporation, partnership, limited liability company or sole proprietorship organized under the laws of a jurisdiction of the United States, or such other jurisdiction as the Exchange may approve. Each Member must be a broker-dealer registered pursuant to Section 15 of the Exchange Act and meet the qualifications for a Member in accordance with Rules of the Exchange applicable thereto. Each Member must prepare and maintain financial and other reports required to be filed with the SEC and the Exchange in English and U.S. dollars, and ensure the availability of an individual fluent in English and knowledgeable in securities and financial matters to assist representatives of the Exchange during examinations.

Every Member shall have as the principal purpose of being a Member the conduct of a securities business. Such a purpose shall be deemed to exist if and so long as: (1) the Member has qualified and acts in respect of its business on the Exchange in one or more of the following capacities, as applicable: (i) a Primary Lead Market Maker; (ii) a Lead Market Maker; (iii) a Registered Market Maker; (iv) a Market Maker; or (v) an Electronic Exchange Member.

a.) Address:

City/State/Zip Code:

Telephone: Fax:

b.) Is Applicant affiliated with a MIAX Member Firm? Yes No

If yes, list Member Firm(s):

c.) Is Applicant affiliated with a MIAX Pearl Member Firm? Yes No

If yes, list Member Firm(s):

d.) Is Applicant affiliated with a MIAX Emerald Member Firm? Yes No

If yes, list Member Firm(s):

e.) Is Applicant affiliated with a MIAX Sapphire Member Firm?

If yes, list Member Firm(s): Yes No

II. Type of Membership *(indicate all that apply)*

☐ **MIAX**

☐ Primary Lead Market Maker
☐ Lead Market Maker Registered
☐ Market Maker Electronic
☐ Exchange Member
  ☐ Order Flow
  ☐ Self-Clearing #(s): ____
  ☐ Arrangement with #(s): ____

Trading Categories:

☐ Proprietary Trading
☐ Transact Business with the Public
☐ Other: ____

☐ **MIAX Pearl**

☐ Market Maker
☐ Electronic Exchange Member
  ☐ Order Flow
  ☐ Self-Clearing #(s): ____
  ☐ Arrangement with #(s): ____

Trading Categories:

☐ Proprietary Trading
☐ Transact Business with the Public
☐ Other: ____

☐ **MIAX Emerald**

☐ Primary Lead Market Maker
☐ Lead Market Maker Registered
☐ Market Maker Electronic
☐ Exchange Member
  ☐ Order Flow
  ☐ Self-Clearing #(s): ____
  ☐ Arrangement with #(s): ____

Trading Categories:

☐ Proprietary Trading
☐ Transact Business with the Public
☐ Other: ____

☐ **MIAX Sapphire**

☐ Market Maker
☐ Floor Market Maker
☐ Electronic Exchange Member
☐ Floor Broker Dealer

  ☐ Order Flow
  ☐ Self-Clearing #(s): ____
  ☐ Arrangement with #(s): ____

Trading Categories:

☐ Proprietary Trading
☐ Transact Business with the Public
☐ Other: ____

III. Primary Firm Contacts *(attach additional names as needed)*

Registrations Contact:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Billing Contact:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Please provide the following contact information if not previously provided on Pre-Application Survey Form:

Technical Contact:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Trading Contact:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Qualification and Registration of Members and Associated Persons

Each Member or Member organization must register with the Exchange at least two individuals acting in one or more of the capacities described in MIAX, MIAX Emerald, and MIAX Sapphire Rule 1900 and MIAX Pearl Rule 3100. The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in MIAX, MIAX Emerald, and MIAX Sapphire Rule 1900 and MIAX Pearl Rule 3100 should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity.

Responsible Person:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

#1) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

#2) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Chief Compliance Officer:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Financial & Operations Principal (FINOP Series 27):

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:

Title: Authorized Signer

Email:

Telephone: CRD #:

IV. Regulatory

a) Form BD: current copy. SEC # 8-: Firm CRD: #

b) A list of SROs of which Applicant is a member.

c) Applicant's designated examining authority ("DEA").

d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.

- If so, the statement must include all relevant details, including any sanctions imposed.

e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.

- If so, the statement must include all relevant details, including any sanctions imposed.

f) Appropriate registration on Web CRD of individuals on Schedule A of Applicant's Form BD. If Applicant does not have access to Web CRD, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.

g) Appropriate registration on Web CRD of duly qualified Registered Option Traders and Authorized Trader(s).

h) Identify person(s) primarily responsible for supervising trading and/or market making activities, including CRD numbers.

i) Associated Person registrant(s) [Exchange Rule 202, MIAX, MIAX Emerald, and MIAX Sapphire Rule 1900 and MIAX Pearl Rule 3100]

j) Sponsored User – Identify person or entity that has entered into an arrangement with the Applicant to provide access for order routing to the Exchange(s). If applicable, copy of agreement and list of Authorized Traders.

k) **Procedures:** current copy

1) **Exchange trading activities:** Date of Applicant's last examination and a copy of DEA disposition letter related to supervisory trading procedures provided.

2) **Clearing:** For Applicants that propose to clear market maker transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.

3) **Information Barrier**

4) **Business Continuity Planning**

l) Date of Applicant's last examination during which supervisory procedures were reviewed. Please provide copy of disposition findings.

m) For Market Maker Applicants: List identifying all accounts for stock, options, non-U.S. currency, non-U.S. currency options, futures or options on futures on such currency, or any other derivatives based on such currency, physical commodities, physical commodity options, commodity futures contracts, options on commodity futures contracts, any other derivatives based on such commodity and related securities trading in which the Market Maker may, directly or indirectly, engage in trading activities or over which it exercises investment discretion.

V. Organizational Structure

a) Type of Organization:

☐ Corporation ☐ Limited Liability Company

☐ Partnership ☐ Sole Proprietorship

b) State of Organization: ______ Federal Tax ID: ______

c) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.

d) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.

e) A listing of the office(s) from which Applicant will conduct its Exchange market making activity.

VI. Business and Operating Information

a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange *(Ex.: OCC, [order routing] give-up clearing agreement, etc.)*

b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self- clearing, so indicate).

Please provide:
- Error Account Information: ______

c) A brief description of:

- Applicant's proposed trading activities on the Exchange, such as whether it will act as a market-maker, enter customer or proprietary orders or conduct block trading activities, etc.
- The manner in which Applicant receives and sends orders, such as through electronic proprietary devices, internal order-processing systems or through third-party order routing services.
- If Applicant will be conducting "Other Business Activities", a statement describing such activities.
- If applicable, identify any new procedures that will be implemented for new types of business the firm plans to launch.

d) Brokers' Blanket Bond: If applicable, copy of.

e) Sharing of Offices & Wire Connections Arrangements: If applicable, copy of agreement.

f) Margin Requirements: Statement as to whether the firm is bound by margin rule of the Chicago Board of Options Exchange or the New York Stock Exchange, if either.

VII. Financial Disclosure *(attach response statement(s) as needed)*

- a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable).*
- b) Applicant's financial Balance Sheet, *current copy.*
- c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in (b) above.
- d) Name, address and contact information for Applicant's independent public accountant.
- e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.
- f) Financial arrangement(s) disclosing the source and amount of Applicant's capital to support its trading and/or market making activities on the Exchange, and the source of any additional capital that may become necessary.
- g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.
- h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written).*
- i) Does the organization owe any monies to the Exchange, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)?*

  Yes No

  If yes, to whom: Amount: $

  Describe: (Attach statement)

- j) Have satisfactory arrangements been made to repay this debt?

  Yes No

  If yes, to whom: Amount: $

  Describe: (Attach statement)

- k) Does the organization owe any monies to any Exchange Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?

  Yes No

  If yes, to whom: Amount: $

  Describe: (Attach statement)

- l) Have satisfactory arrangements been made to repay this debt?

  Yes No

  If yes, to whom: Amount: $

  Describe: (Attach statement)

VIII. Attestation, Consent to Jurisdiction and Authorization of Membership

Applicant-Firm:

- a) The Applicant agrees that it will abide by the By-Laws and Rules of the Exchange as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.
- b) The Applicant agrees to submit to the jurisdiction of the Exchange [Exchange Rules 1000 and 200(g)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.
- c) The Applicant may be the subject of an investigative and/or background checks, and therefore authorizes any SRO, Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant or its Associated Persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.
- d) The Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant or its Associated Persons, and releases the Exchange from any and all liability in furnishing such information.
- e) The Applicant agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.
- f) The Applicant certifies that all Associated Persons required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by an SRO.
- g) The undersigned represents that all the information contained in the Membership Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.
- h) The Applicant agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.
- i) As a condition of membership, the Applicant-Firm agrees to notify the Exchange of any substantive change(s) to itself or its association with an affiliated firm, including but not limited to, statutory disqualification, censure, a cease and desist order, refusal of registration, expulsion, or other disciplinary action, suspension, investigation, arbitration or litigation related to material allegation(s) of violation(s) of securities or commodities law or regulation, bankruptcy or contempt proceeding, injunction or civil judgment or conviction(s), change in control status or any other pertinent circumstance under the provisions of the Security Act of 1934.
- j) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this application to the Exchange.

Print Name: Title:

Signature: Date:

Definitions

For purposes of this application, the following terms shall have the following meanings:

Applicant – the Person applying to become a Member of the Exchange in the capacity of Primary Lead Market Maker (MIAX/MIAX Emerald), Lead Market Maker (MIAX/MIAX Emerald), Registered Market Maker (MIAX/MIAX Emerald), Market Maker (MIAX Pearl) or Electronic Exchange Member (MIAX/MIAX Pearl/MIAX Emerald), or the Member completing this form.

Associated Person – any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member, except that any person associated with a Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Rules.

Authorized Trader – a person authorized to submit orders to the Exchange on behalf of Sponsored User. As used in this Agreement, the requirement that a Sponsored User "comply with Exchange Rules" or "act in compliance with Exchange Rules" (or such other similar phrases) shall mean that Sponsored User shall comply with Exchange Rules as if it were an Exchange Member.

Central Registration Depository ("Web CRD®" or "CRD") – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information.

Control – the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

Designated Examining Authority ("DEA") – the SEC will designate one SRO to be a broker-dealer's examining authority, when the broker-dealer is a member of more than one SRO. Every broker-dealer is assigned a DEA, who will examine the broker-dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the broker-dealer's primary business location.

Designated Options Examining Authority ("DOEA") – DOEAs (currently FINRA and CBOE) have been appointed pursuant to the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The DOEAs are responsible for enforcing the rules of the option exchange participants set forth in Exhibit A of the Plan, conducting options-related sales practice examinations, and investigating options-related complaints and terminations for cause of Associated Persons.

Electronic Exchange Member – a Member that holds a valid Trading Permit, who is not a Market Maker and is registered with the Exchange pursuant to Chapter II of the Exchange Rules for the purposes of participating in trading on the Exchange.

Financial Arrangement – the direct financing of a Market Maker's dealings upon the Exchange.

Lead Market Maker – a MIAX or MIAX Emerald Member that holds a valid Trading Permit and is registered with MIAX or MIAX Emerald for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX or MIAX Emerald Rules with respect to Lead Market Makers.

Market Maker – a MIAX Pearl Member registered with MIAX Pearl for the purpose of making markets in options contracts traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX Pearl Rules.

Market Maker Authorized Trader ("MMAT") – per MIAX Pearl Rule 601(b)(1), MMATs may be officers, partners, employees or other Associated Persons of Members that are registered with the Exchange as Market Makers.

Member – a corporation, partnership, limited liability company or sole proprietorship that is registered with the Exchange pursuant to Chapter II of the Exchange Rules for the purposes of transacting business on the Exchange in one or more of the following capacities: (i) a "Primary Lead Market Maker" (MIAX/MIAX Emerald); (ii) a "Lead Market Maker" (MIAX/MIAX Emerald), (ii) a "Market Maker" (MIAX Pearl); (iii) a "Registered Market Maker (MIAX/MIAX Emerald)," or (iv) an "Electronic Exchange Member" (MIAX/MIAX Pearl/MIAX Emerald/MIAX Sapphire).

MIAX – Miami International Securities Exchange, LLC.

MIAX Emerald – MIAX Emerald, LLC.

MIAX Pearl – MIAX PEARL, LLC.

MIAX Sapphire - MIAX Sapphire, LLC.

Person – a natural person, corporation, partnership (general or limited), limited liability company, association, joint stock company, trust, trustee of a trust fund, or any organized group of persons whether incorporated or not and a government or agency or political subdivision hereof.

Primary Lead Market Maker – a Lead Market Maker appointed by MIAX or MIAX Emerald to act as the Primary Lead Market Maker for the purpose of making markets in securities traded on the Exchange. The Primary Lead Market Maker is vested with the rights and responsibilities specified in Chapter VI of the MIAX or MIAX Emerald Rules with respect to Primary Lead Market Makers.

Registered Market Maker – a MIAX or MIAX Emerald Member that holds a valid Trading Permit and is registered with MIAX or MIAX Emerald for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX or MIAX Emerald Rules with respect to Registered Market Makers.

Registered Options Trader ("ROT") – per MIAX and MIAX Emerald Rule 601(b)(1), ROTs may be: (i) individual Members registered with the Exchange as Market Makers, or (ii) officers, partners, employees or Associated Persons of Members that are registered with the Exchange as Market Makers.

Responsible Person – an individual designated by an organization that is the holder of a Trading Permit to represent the organization with respect to that Trading Permit in all matters relating to the Exchange. The Responsible Person must be a United States-based officer, director or management-level employee of the Trading Permit holder, who is responsible for the direct supervision and control of Associated Persons of that Trading Permit holder.

Self-Regulatory Organization ("SRO") – each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

Sponsored User – a person or entity (e.g., a customer, another Member or a non-member broker-dealer) that has entered into an arrangement with an Exchange Member ("Sponsoring Member") whereby the Sponsoring Member provides access to the Exchange or otherwise allows such person or entity to route its orders to the Exchange using the Member's market participant identifier ("MPID").

Amendment to the Member Application

MIAX Options® Exchange
MIAX Pearl® Options Exchange
MIAX Emerald® Options Exchange
MIAX Sapphire™ Options Exchange

Firm Name:

Application Contact:

Title:

Telephone: Email:

A firm applying for a change in membership on Miami International Securities Exchange, LLC (“MIAX”), MIAX PEARL, LLC (“MIAX Pearl”), MIAX Emerald, LLC (“MIAX Emerald”), and/or MIAX Sapphire ("MIAX Sapphire") (individually or collectively referred to herein as the “Exchange” as applicable) must complete this Amendment to Member Application form, including all supplemental materials requested herein.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant’s suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an amended application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

* *Note:* In accordance with Exchange Rule 200(d), every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Securities and Exchange Commission (the “SEC”), pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or “DEA”),* then such Applicant must have and maintain a membership in FINRA.

* *Each Applicant must also have and maintain membership with another Self-Regulatory Organization (“SRO”) that has been appointed a Designated Options Examining Authority or “DOEA” in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The Exchange will not be offering a DOEA regulatory oversight services to member firms.*

I. Firm Information

a.) Address:

City/State/Zip Code:

Telephone: Fax:

b.) Is Applicant affiliated with a MIAX Member Firm? ◯ Yes ◯ No

If yes, list Member Firm(s):

c.) Is Applicant affiliated with a MIAX Pearl Member Firm? ◯ Yes ◯ No

If yes, list Member Firm(s):

d.) Is Applicant affiliated with a MIAX Emerald Member Firm? ◯ Yes ◯ No

If yes, list Member Firm(s):

Encrypted electronic filings are advisable for secure personal or financial information.

e.) Is Applicant affiliated with a MIAX Sapphire Member Firm? ◯ Yes ◯ No

If yes, list Member Firm(s):

f.) Is Applicant requesting a reinstatement of its MIAX membership? ◯ Yes ◯ No

g.) Is Applicant requesting a reinstatement of its MIAX Pearl membership? ◯ Yes ◯ No

h.) Is Applicant requesting a reinstatement of its MIAX Emerald membership? ◯ Yes ◯ No

i.) Is Applicant requesting a reinstatement of its MIAX Sapphire membership? ◯ Yes ◯ No

II. Change of Membership Type *(indicate all that apply)*

MIAX

- Primary Lead Market Maker
- Lead Market Maker Registered
- Market Maker Electronic
- Exchange Member
  - Order Flow
  - Self-Clearing #(s):
  - Arrangement with #(s):

Trading Categories:

- Proprietary Trading
- Transact Business with the Public
- Other:

MIAX Pearl

- Market Maker
- Electronic Exchange Member
  - Order Flow
  - Self-Clearing #(s):
  - Arrangement with #(s):

Trading Categories:

- Proprietary Trading
- Transact Business with the Public
- Other:

MIAX Emerald

- Primary Lead Market Maker
- Lead Market Maker Registered
- Market Maker Electronic
- Exchange Member
  - Order Flow
  - Self-Clearing #(s):
  - Arrangement with #(s):

Trading Categories:

- Proprietary Trading
- Transact Business with the Public
- Other:

MIAX Sapphire

- Market Maker
- Floor Market Maker
- Electronic Exchange Member
- Floor Broker Dealer
  - Order Flow
  - Self-Clearing #(s):
  - Arrangement with #(s):

Trading Categories:

- Proprietary Trading
- Transact Business with the Public
- Other:

OTHER: *Please describe (i.e. name or other non-substantive change)*

The undersigned Member Firm affirms that such change as described above shall be made valid as if it was included in the original Application and binds all previously executed agreements with the Exchange to be in force and effect. No other terms or conditions of the original Application shall be negated or changed as a result of this stated change.

AFFIRMATION

There have been no other substantive or material changes to the Application previously filed with the Exchange unless as noted below.

Print Name:		Title:	
Signature:		Date:	

Primary Firm Contact(s)	☐	No material change	☐	As Noted
Regulatory	☐	No material change	☐	As Noted
Organizational Structure	☐	No material change	☐	As Noted
Business and Operating Information	☐	No material change	☐	As Noted
Financial Disclosure	☐	No material change	☐	As Noted

To the extent there have been substantive or material changes to the filings previously made by the Member Firm to the Exchange, please file supplemental documentation as needed.

III. Primary Firm Contact(s) *(attach additional name(s) as needed)*

Registrations Contact:

Name:

Title: Authorized Signer

Email:

Telephone: CRD #:

Billing Contact:

Name:

Title: Authorized Signer

Email:

Telephone: CRD #:

Please provide the following contact information if not previously provided on Pre-Application Survey Form:

Technical Contact:

Name:

Title: Authorized Signer

Email:

Telephone: CRD #:

Trading Contact:

Name:

Title: Authorized Signer

Email:

Telephone: CRD #:

Qualification and Registration of Members and Associated Persons

Each Member or Member organization must register with the Exchange at least two individuals acting in one or more of the capacities described in MIAX, MIAX Emerald, and MIAX Sapphire Rule 1900 and MIAX Pearl Rule 3100. The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in MIAX, MIAX Emerald, and MIAX Sapphire Rule 1900 and MIAX Pearl Rule 3100 should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity.

Responsible Person:

Name:

Title: Authorized Signer

Email:

Telephone: CRD #:

#1) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:

Title: Authorized Signer

Email:

Telephone: CRD #:

#2) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:

Title: Authorized Signer

Email:

Telephone: CRD #:

Chief Compliance Officer:

Name:

Title: Authorized Signer

Email:

Telephone: CRD #:

Financial & Operations Principal (FINOP Series 27):

Name:

Title: Authorized Signer

Email:

Telephone: CRD #:

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:

Title: Authorized Signer

Email:

Telephone: CRD #:

IV. Regulatory

a) Form BD: current copy. SEC # 8-: Firm CRD: #

b) A list of SROs of which Applicant is a member.

c) Applicant's designated examining authority ("DEA").

d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.

- If so, the statement must include all relevant details, including any sanctions imposed.

e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.

- If so, the statement must include all relevant details, including any sanctions imposed.

f) Appropriate registration on Web CRD of individuals on Schedule A of Applicant's Form BD. If Applicant does not have access to Web CRD, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.

g) Appropriate registration on Web CRD of duly qualified Registered Option Traders and Authorized Trader(s).

h) Identify person(s) primarily responsible for supervising trading and/or market making activities, including CRD numbers.

i) Associated Person registrant(s) [Exchange Rule 202, MIAX and MIAX Emerald Rule 1900 and MIAX Pearl Rule 3100]

j) Sponsored User – Identify person or entity that has entered into an arrangement with the Applicant to provide access for order routing to the Exchange(s). If applicable, copy of agreement and list of Authorized Traders.

k) Procedures: current copy

1) Exchange trading activities: Date of Applicant's last examination and a copy of DEA disposition letter related to supervisory trading procedures provided.

2) Clearing: For Applicants that propose to clear market maker transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.

3) Information Barrier

4) Business Continuity Planning

l) Date of Applicant's last examination during which supervisory procedures were reviewed. Please provide copy of disposition findings.

m) For Market Maker Applicants: List identifying all accounts for stock, options, non-U.S. currency, non-U.S. currency options, futures or options on futures on such currency, or any other derivatives based on such currency, physical commodities, physical commodity options, commodity futures contracts, options on commodity futures contracts, any other derivatives based on such commodity and related securities trading in which the Market Maker may, directly or indirectly, engage in trading activities or over which it exercises investment discretion.

V. Organizational Structure

a) Type of Organization:

- Corporation
- Limited Liability Company
- Partnership
- Sole Proprietorship

b) State of Organization: Federal Tax ID:

c) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.

d) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.

e) A listing of the office(s) from which Applicant will conduct its Exchange market making activity.

VI. Business and Operating Information

a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange *(Ex.: OCC, [order routing] give-up clearing agreement, etc.)*

b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate).

Please provide:
• Error Account Information:

c) A brief description of:

- Applicant's proposed trading activities on the Exchange, such as whether it will act as a market-maker, enter customer or proprietary orders or conduct block trading activities, etc.
- The manner in which Applicant receives and sends orders, such as through electronic proprietary devices, internal order-processing systems or through third-party order routing services.
- If Applicant will be conducting "Other Business Activities", a statement describing such activities.
- If applicable, identify any new procedures that will be implemented for new types of business the firm plans to launch.

d) Brokers' Blanket Bond: If applicable, copy of.

e) Sharing of Offices & Wire Connections Arrangements: If applicable, copy of agreement.

f) Margin Requirements: Statement as to whether the firm is bound by margin rule of the Chicago Board of Options Exchange or the New York Stock Exchange, if either.

VII. Final Disclosure *(attach response statement(s) as needed)*

a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable).*

b) Applicant's financial Balance Sheet, *current copy.*

c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in (b) above.

d) Name, address and contact information for Applicant's independent public accountant.

e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.

f) Financial arrangement(s) disclosing the source and amount of Applicant's capital to support its trading and/or market making activities on the Exchange, and the source of any additional capital that may become necessary.

g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.

h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written).*

i) Does the organization owe any monies to the Exchange, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)?*

Yes No

If yes, to whom: Amount: $

Describe: (Attach statement)

j) Have satisfactory arrangements been made to repay this debt?

Yes No

If yes, to whom: Amount: $

Describe: (Attach statement)

k) Does the organization owe any monies to any Exchange Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?

Yes No

If yes, to whom: Amount: $

Describe: (Attach statement)

l) Have satisfactory arrangements been made to repay this debt?

Yes No

If yes, to whom: Amount: $

Describe: (Attach statement)

Waive-in Member Application

MIAX Options® Exchange
MIAX Pearl® Options Exchange
MIAX Emerald® Options Exchange
MIAX Sapphire™ Options Exchange

miax®

Firm Name: ______ CRD #: ______

I. Existing Membership

☐ **Miami International Securities Exchange, LLC**

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member Registered
- ☐ Market Maker Member

☐ **Electronic Exchange Member**

- ☐ Order Flow
- ☐ Self-Clearing #(s): ______
- ☐ Arrangement with #(s): ______

Trading Categories:

- ☐ Proprietary Trading
- ☐ Transact Business with the Public
- ☐ Other: ______

☐ **MIAX PEARL, LLC**

- ☐ Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ______
  - ☐ Arrangement with #(s): ______

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other: ______

☐ **MIAX Emerald, LLC**

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member Registered
- ☐ Market Maker Member Electronic
- ☐ Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ______
  - ☐ Arrangement with #(s): ______

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other: ______

☐ **MIAX Sapphire, LLC**

- ☐ Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ______
  - ☐ Arrangement with #(s): ______

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other: ______

II. Waive-In Request

Miami International Securities Exchange, LLC

- Primary Lead Market Maker Member
- Lead Market Maker Member Registered
- Market Maker Member Electronic
- Exchange Member
  - Order Flow
  - Self-Clearing #(s):
  - Arrangement with #(s):

Trading Categories:

- Proprietary Trader
- Transact Business with the Public
- Other:

MIAX PEARL, LLC

- Market Maker Member
- Electronic Exchange Member
  - Order Flow
  - Self-Clearing #(s):
  - Arrangement with #(s):

Trading Categories:

- Proprietary Trader
- Transact Business with the Public
- Other:

MIAX Emerald, LLC

- Primary Lead Market Maker Member
- Lead Market Maker Member Registered
- Market Maker Member Electronic
- Exchange Member
  - Order Flow
  - Self-Clearing #(s):
  - Arrangement with #(s):

Trading Categories:

- Proprietary Trader
- Transact Business with the Public
- Other:

MIAX Sapphire, LLC

- Market Maker Member
- Floor Market Maker Member
- Electronic Exchange Member
- Floor Broker Dealer
  - Order Flow
  - Self-Clearing #(s):
  - Arrangement with #(s):

Trading Categories:

- Proprietary Trader
- Transact Business with the Public
- Other:

ATTESTATION, CONSENT TO JURISDICTION AND AUTHORIZATION OF MEMBERSHIP

a) The Applicant-Firm agrees that it will abide by the By-Laws and Rules of Miami International Securities Exchange, LLC (“MIAX”), MIAX PEARL, LLC (“MIAX Pearl”), MIAX Emerald, LLC (“MIAX Emerald”), and/or MIAX Sapphire, LLC (“MIAX Sapphire”) (individually or collectively referred to herein as the “Exchange” as applicable) as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant-Firm agrees to submit to the jurisdiction of the Exchange [Rules 1000, 200(g)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant-Firm may be the subject of an investigative and/or background checks, and therefore; authorizes any Self-Regulatory Organization (“SRO”), Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant-Firm or its associated persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant-Firm authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant-Firm or its associated persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant-Firm agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

f) The Applicant-Firm certifies that all associated persons required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual’s association is approved by an SRO.

g) The undersigned represents that all the information contained in the Waive-In Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant-Firm agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.

i) As a condition of membership, the Applicant-Firm agrees to notify the Exchange of any substantive change(s) to itself or its association with an affiliated firm, including but not limited to, statutory disqualification, censure, a cease and desist order, refusal of registration, expulsion, or other disciplinary action, suspension, investigation, arbitration or litigation related to material allegation(s) of violation(s) of securities or commodities law or regulation, bankruptcy or contempt proceeding, injunction or civil judgment or conviction(s), change in control status or any other pertinent circumstance under the provisions of the Security Act of 1934.

j) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this application to the Exchange.

Print Name:		Title:	
Signature:		Date:	

To the extent there have been substantive or material changes to the filings previously made by the Member Firm to MIAX, MIAX Pearl, MIAX Emerald, and/or MIAX Sapphire please file supplemental documentation as needed.

Primary Firm Contact(s)	☐ No material change	☐ As noted
Regulatory	☐ No material change	☐ As noted
Organizational Structure	☐ No material change	☐ As noted
Business and Operating	☐ No material change	☐ As noted
Information Financial Disclosure	☐ No material change	☐ As noted

III. Primary Firm Contact(s) *(Attach additional names(s) as needed)*

Registrations Contact:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Billing Contact:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Please provide the following contact information if not previously provided on Pre-Application Survey Form:

Technical Contact:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Trading Contact:

Name:

Title: ☐ Authorized Signer

Email:

Telephone: CRD #:

Qualification and Registration of Members and Associated Persons

Each Member or Member organization must register with the Exchange at least two individuals acting in one or more of the capacities described in MIAX, MIAX Emerald, and MIAX Sapphire Rule 1900 and MIAX Pearl Rule 3100. The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in MIAX, MIAX Emerald, and MIAX Sapphire Rule 1900 and MIAX Pearl Rule 3100 should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity.

Responsible Person:

Name:

Title: Authorized Signer

Email:

Telephone: CRD #:

#1) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:

Title: Authorized Signer

Email:

Telephone: CRD #:

#2) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:

Title: Authorized Signer

Email:

Telephone: CRD #:

Chief Compliance Officer:

Name:

Title: Authorized Signer

Email:

Telephone: CRD #:

Financial & Operations Principal (FINOP Series 27):

Name:

Title: Authorized Signer

Email:

Telephone: CRD #:

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:

Title: Authorized Signer

Email:

Telephone: CRD #:

Encrypted electronic filings are advisable for secure personal or financial information.

Clearing Member Give-up Authorization and Guarantee

MIAX Options® Exchange
MIAX Pearl® Options Exchange
MIAX Emerald® Options Exchange
MIAX Sapphire™ Options Exchange

miax®

Name of Clearing Member | M.P.I.D. / Clearing #

Name of Exchange Member | MIAX | MIAX Pearl | MIAX Emerald | MIAX Sapphire

In accordance with Miami International Securities Exchange, LLC (“MIAX”), MIAX PEARL, LLC (“MIAX Pearl”), MIAX Emerald, LLC (“MIAX Emerald”) and MIAX Sapphire, LLC ("MIAX Sapphire") (individually or collectively referred to herein as the “Exchange,” as applicable) Rule 209, the undersigned Clearing Member authorizes the above Exchange Member to give up Clearing Member’s OCC# Acronym listed above on the Exchange and Clearing Member advises the Exchange that it guarantees and assumes financial responsibility for all transactions on the Exchange resulting from orders, bids, offers and other messages that are transmitted to the Exchange by such Exchange Member through the above-listed acronym of Clearing Member.

The Clearing Member guarantees and assumes financial responsibility for such transactions on the Exchange even if orders, bids, offers or other messages transmitted to the Exchange by the Exchange Member through the foregoing acronym of Clearing Member (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Member’s credit parameters.

This Clearing Member Guarantee shall remain in effect until the Clearing Member submits a written notice of revocation to the Exchange and also advises the appropriate Exchange personnel by telephone of the revocation notice. Such notice shall be deemed effective once the Exchange confirms to the Clearing Member that its revocation instruction has been effected in the Exchange’s operating system.
A revocation shall in no way relieve a Clearing Member of responsibility for transactions guaranteed prior to the effective time of such Exchange-acknowledged revocation.

Name of Authorized Signatory of Clearing Member | Title

Signature of Authorized Signatory of Clearing Member | Date

Name of Authorized Signatory of Exchange Member | Title

Signature of Authorized Signatory of Exchange Member | Date

Universal Give-Up & Designated Clearing Advisement

MIAX Options® Exchange
MIAX Pearl® Options Exchange
MIAX Emerald® Options Exchange
MIAX Sapphire™ Options Exchange

miax®

Date:

Member Firm Name: Firm CRD #:

Contact Name: Title:

Telephone: Email:

The above-referenced member firm requests Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), MIAX Emerald, LLC ("MIAX Emerald"), and/or MIAX Sapphire, LLC ("MIAX Sapphire") to activate or terminate give-ups for the following Options Clearing Corporation ("OCC") clearing firm(s).

Exchange: ☐ MIAX ☐ MIAX Pearl ☐ MIAX Emerald ☐ MIAX Sapphire

OCC Clearing Firm Name: OCC#:

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX Pearl ☐ MIAX Emerald ☐ MIAX Sapphire

OCC Clearing Firm Name: OCC#:

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX Pearl ☐ MIAX Emerald ☐ MIAX Sapphire

OCC Clearing Firm Name: OCC#:

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX Pearl ☐ MIAX Emerald ☐ MIAX Sapphire

OCC Clearing Firm Name: OCC#:

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX Pearl ☐ MIAX Emerald ☐ MIAX Sapphire

OCC Clearing Firm Name: OCC#:

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX Pearl ☐ MIAX Emerald ☐ MIAX Sapphire

OCC Clearing Firm Name: OCC#:

☐ Activate Give-Up ☐ Terminate Give-Up

This User Agreement (this “Agreement”), with an effective date as of the date executed on the signature page hereof, is made by and between Miami International Securities Exchange, LLC (“MIAX”), MIAX PEARL, LLC (“MIAX Pearl”), MIAX Emerald, LLC (“MIAX Emerald”), and/or MIAX Sapphire, LLC (“MIAX Sapphire”), Delaware limited liability companies, with principal offices at 7 Roszel Road, Suite 1A, Princeton, NJ 08540 (individually or collectively referred to herein as the “Exchange” as applicable), and the User of Exchange Services described below. Currently, a User can be an Exchange Member, a Sponsored User as set forth in Exchange Rule 210, as may be amended or re-numbered from time to time, or such other person or entity as Exchange rules may allow.

1. Term of the Agreement

This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. Services

Subject to the terms and conditions of this Agreement, User will have the right to access the Exchange to enter orders on the Exchange, receive status updates on orders, cancel orders, execute trades against orders on the Exchange limit order book and to receive data feeds from the Exchange (“Exchange Data”) containing information regarding User’s open orders, executions and volume on the Exchange (collectively, the “Services”). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by the Exchange to continue any aspect in its current form. The Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that the Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Exchange in accordance with the Amended and Restated Limited Liability Company Agreement, By-Laws, Rules and Procedures of the Exchange, as amended or re-numbered from time to time (collectively, the “Exchange Rules”). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. The Exchange reserves the right to modify or change the Services provided the Exchange notifies User prior to the effectiveness of the modification and User’s continued use of the Services following the modification will constitute User’s acceptance of the modification.

3. Compliance

Except as otherwise provided herein, with respect to all orders submitted to the Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use the Exchange only if and when it is duly authorized to use the Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use the Exchange in compliance with, the Exchange Rules; (iii) it is and will remain responsible for its use of the Exchange and the use of the Exchange by any of its associated persons, employees, customers or agents or, if User is a member of the Exchange, by any person which has entered into a Sponsored Access arrangement with User to use the Exchange (a “Sponsored User”); (iv) it will maintain and keep current a list of all associated persons in accordance with MIAX, MIAX Emerald, and MIAX Sapphire Rule 1900 and MIAX Pearl Rule 3100, as may be amended or re-numbered from time to time, all Registered Options Traders as specified in MIAX and Emerald Rule 601, or all Market Maker Authorized Traders as specified in MIAX Pearl and MIAX Sapphire Rule 601, as applicable, as the same may be amended or re-numbered from time to time, and any other authorized individuals who may obtain access to the Exchange on behalf of User and/or any Sponsored User(s) and any other authorized individuals who may obtain access to User’s Data (as defined below) that is transmitted to or maintained by any third party vendors of the Exchange; and (v) it will familiarize User’s authorized individuals with all of User’s obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to the Exchange.

4. Monitoring

User acknowledges and agrees that the Exchange will monitor the use of the Exchange by User for compliance with all applicable laws and regulations, including, without limitation, the Exchange Rules. User acknowledges its responsibility to monitor its associated persons, employees, agents and customers for compliance with the Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. Settlement of Transactions

User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on the Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify the Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. The Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with Exchange Rule 521 (Nullification and Adjustment of Option Transactions Including Obvious Errors), as may be amended or re-numbered from time to time.

6. Sponsored Users

Notwithstanding the Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored User, and not a member of the Exchange, as a condition to initiating and continuing access to the Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of the Exchange establishing proper relationship(s) and account(s) through which User may trade on the Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in the Exchange Rules.

7. Connectivity

User is solely responsible for providing and maintaining all necessary electronic communications with the Exchange, including, wiring, computer hardware, software, communication's line access, and networking devices.

8. Market Data

User hereby grants to the Exchange and any of its third party vendors a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive, to use and to store information and data that User or User's agent enters into the Exchange (collectively, the "User's Data") for the following purposes: as part of Exchange Data for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of the Exchange); and for use as part of Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data products are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. User further acknowledges and agrees that the Exchange may disclose to and use third party vendors who may receive and store User's Data for billing or other purposes from time to time and that the Exchange cannot guarantee that any third party vendor has adequate safeguards or that any safeguards will provide absolute protection and will not be breached and that, as a result, the User's Data will not be destroyed, lost, altered or disclosed. User hereby agrees to hold harmless the Exchange and any of its affiliates, parent, subsidiaries and their respective officers, directors, employees and agents, from and against any claims arising out of or relating to the destruction, loss, alteration or unauthorized disclosure of User's Data by such third party vendor or by or any other third party, including without limitation, damages, other monetary relief, costs and reasonable fees in connection therewith. Subject to the foregoing license, as between the Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize the Exchange and any of its third party vendors to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or the Exchange or any of its third party vendors will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or Exchange or any of its third party vendors will not violate any applicable law or regulation.

9. Restrictions on Use; Security

Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to the Exchange or any information or data made available therein (with the exception of User's Data) to any other entity or to any individual that is not User's associated persons, employee, customer, agent or Sponsored User. User accepts full responsibility for its employees', customers', agents' and Sponsored Users' use of the Exchange, which use must comply with the Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Without limiting the generality of the foregoing, User shall insure that all internal use of Exchange Data: (i) clearly and prominently identify the information as originating from the Exchange where applicable; (ii) is adequately protected to prevent unauthorized access; and (iii) is not altered by User to make it materially incorrect or misleading in any way. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by the Exchange that results in unauthorized access by other parties. User may not convey, retransmit, republish or rebroadcast any Exchange Data to any outside party unless it signs and complies with a separate Exchange Data Vendor Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. The Exchange shall not include in the operation of the Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, the Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. Information

(a) **Confidentiality.** Both parties acknowledge that: (i) the Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to the Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement including in the case of the Exchange any obligations performed through any of its third party vendors. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation:(i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time, the Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on the Exchange, except as specifically authorized under this Agreement, including but not limited to any disclosure by the Exchange to any of its third party vendors, as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) **Disclosure.** The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of the Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) **Unauthorized Use or Disclosure.** The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) **Limitation.** The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. Obvious and Catastrophic Errors Policy

User has read and agrees to the terms stipulated in Exchange Rule 521 (Nullification and Adjustment of Options Transactions Including Obvious Errors), as may be amended or re-numbered from time to time.

12. Corporate Names; Proprietary Rights

The Exchange and User each acknowledge and agree that the Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). The Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. Fees

By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in the Exchange Rules, Fee Schedule or posted on the Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, the Exchange reserves the right to change its Fee Schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. DISCLAIMER OF WARRANTY

THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY THE EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. THE EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY THIRD PARTY VENDOR ACTIONS OR OMISSIONS RELATING TO USER'S DATA AND FOR ANY CLAIMS ARISING OUT OF OR RELATING TO THE DESTRUCTION, LOSS, ALTERATION OR UNAUTHORIZED DISCLOSURE OF USER'S DATA BY SUCH THIRD PARTY VENDOR, INCLUDING WITHOUT LIMITATION, DAMAGES, OTHER MONETARY RELIEF, COSTS AND REASONABLE FEES IN CONNECTION THEREWITH, AND FOR ANY USE OR ABUSE WHATSOEVER OF THE EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO
THE EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. NO LIABILITY FOR TRADES

ABSENT GROSS NEGLIGENCE, FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) THE EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE EXCHANGE; AND (ii) THE EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT
OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT GROSS NEGLIGENCE, FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER THE EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF THE EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT,
OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, THE EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO THE EXCHANGE. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE 527 (EXCHANGE LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. NO CONSEQUENTIAL DAMAGES

ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL THE EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, INCLUDING USER'S DATA, GOODWILL, USE OF MONEY OR USE OF THE EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF THE EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 527 (EXCHANGE LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. Indemnification by User

User agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with the Exchange were in violation of any state or federal securities law or the Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from the Exchange's willful misconduct, fraud or breach of the Exchange's obligations under this Agreement.

18. Indemnification by Exchange

The Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. Termination

The User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, the Exchange may suspend or terminate the Services to User immediately if it determines, in the Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that the Exchange determines to be detrimental to the Exchange or its members; (iii) User poses a credit risk to the Exchange; (iv) User is retransmitting or republishing Exchange Data without the prior approval of the Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with the Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to the Exchange.

20. Acknowledgement of SRO Obligations

The Exchange represents: (i) that the Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that the Exchange, as a self-regulatory organization, comply with the Act; and (iv) that the Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of the Exchange. Accordingly, User agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by the Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. Assignment

User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without the Exchange's prior approval, which will not be unreasonably withheld. The Exchange may, as permitted by the Act, assign or transfer this agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. Force Majeure

Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. Severability

Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. Arbitration

In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. Amendment

The Exchange may amend any term or condition of this Agreement on sixty (60) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). The Exchange will use commercially reasonable efforts to provide User with at least sixty (60) days' notice of any material modification, addition, or deletion to such items, except to the extent a shorter period is: (i) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes advance notice, or (ii) required pursuant to an order of a court or an arbitrator or by a regulatory agency.

26. Miscellaneous

All notices or approvals required or permitted under this Agreement must be given in writing to the Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

USER:

Signature: Date:

Print Name: Title:

Select type of USER: Exchange Member Sponsored User

If Sponsored User, name of Sponsoring Member:

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC (If applicable)

Signature: Date:

Print Name: Title:

MIAX PEARL, LLC (If applicable)

Signature: Date:

Print Name: Title:

MIAX EMERALD, LLC (If applicable)

Signature: Date:

Print Name: Title:

MIAX SAPPHIRE, LLC (If applicable)

Signature: Date:

Print Name: Title:

Service Bureau Agreement

MIAX Exchange Group

1. This Service Bureau Agreement (this "Agreement") is between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), MIAX Emerald, LLC ("MIAX Emerald"), and or MIAX Sapphire, LLC ("MIAX Sapphire"), (individually or collectively referred to herein as the "Exchange" as applicable), the Member of the Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau"):

Service Bureau:		Fed Tax ID:	
Address:			
City, State, Zip:			
Phone		Fax	
Email			
Business Contact		Title	
Phone		Fax	
Email			
Billing Contact		Title	
Phone		Fax	
Email			
Technical Contact		Title	
Phone		Fax	
Email			

2. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to the Exchange on behalf of the Member.
3. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its member identifier entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange through or by the Service Bureau using the Member's member identifier, regardless of whether such orders were provided to the Exchange in error by the Service Bureau.
4. The Member understands and agrees that it is its sole responsibility to immediately notify the Exchange in the event that it wishes to terminate this Agreement.
5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.
6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

Service Bureau Agreement

IN WITNESS THEREOF, THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE SET FORTH BELOW.

SERVICE BUREAU

Signature

Print Name

Title (must be an officer)

Date

MEMBER FIRM

Signature

Print Name

Title (must be an officer)

Date

Member Firm

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC (If applicable)

Signature

Print Name

Title (must be an officer)

Date

MIAX PEARL, LLC (If applicable)

Signature

Print Name

Title (must be an officer)

Date

MIAX EMERALD, LLC (If applicable)

Signature

Print Name

Title (must be an officer)

Date

MIAX SAPPHIRE, LLC (If applicable)

Signature

Print Name

Title (must be an officer)

Date

Service Bureau Agreement

Additional Information:

Clearing Member Restriction Form

MIAX Options Exchange
MIAX Pearl Options Exchange
MIAX Emerald Options Exchange
MIAX Sapphire Options Exchange

miax®

Clearing Member:

Date:

In accordance with the rules of Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), MIAX Emerald, LLC ("MIAX Emerald"), and/or MIAX Sapphire, LLC ("MIAX Sapphire") (individually or collectively referred to herein as the "Exchange" as applicable), the Clearing Member listed above authorizes the Exchange to restrict The Options Clearing Corporation ("OCC") number(s) listed below requiring prior authorization for use as a Give-Up to each Exchange. The Clearing Member must indicate below the OCC number(s) to be restricted for each Exchange.

NOTE: Once an OCC number is marked as restricted, no Member will be able to use that restricted OCC number unless they have either: (1) an executed clearing guarantee on file with Membership with that Clearing Member; or (2) the Member is authorized by the Clearing Member pursuant to the applicable Exchange rule.

Instructions: To authorize or revoke a Member's use of a restricted OCC number, please enter the applicable information below and submit to memberservices@miaxglobal.com. List the restricted OCC number in column 1 and provide, if applicable, each Member that is authorized or restricted on each OCC number in column 2. Check whether authorized or revoked for all applicable Exchanges in columns 5 through 7. If necessary, please attach additional sheets.

Column 1 Restricted OCC Number	Column 2 Member	Column 3 Authorized	Column 4 Revoked	Column 5 MIAX	Column 6 MIAX Pearl	Column 7 MIAX Emerald	Column 8 MIAX Sapphire

Restricted OCC Number	Member	Authorized	Revoked	MIAX	MIAX Pearl	MIAX Emerald	MIAX Sapphire

Column 1 Restricted OCC Number	Column 2 Member	Column 3 Authorized	Column 4 Revoked	Column 5 MIAX	Column 6 MIAX Pearl	Column 7 MIAX Emerald	Column 8 MIAX Sapphire
		○	○				
		○	○				
		○	○				
		○	○				
		○	○				
		○	○				
		○	○				

Restricted OCC Number	Member	Authorized	Revoked	MIAX	MIAX Pearl	MIAX Emerald	MIAX Sapphire
		○	○				
		○	○				
		○	○				
		○	○				
		○	○				
		○	○				
		○	○				

Restricted OCC Number	Member	Authorized	Revoked	MIAX	MIAX Pearl	MIAX Emerald	MIAX Sapphire
		○	○				
		○	○				
		○	○				
		○	○				
		○	○				
		○	○				
		○	○				

By executing this Clearing Member Restriction Form, the Clearing Member grants the Exchange permission to publish the Clearing Member's restricted OCC number(s) on the Exchange website for purposes of providing notice to other Exchange Members that the Clearing Member's OCC number(s) will not be available for Give-Up.

Signature: ____________________ Title: ____________________

Print Name: ____________________ Date: ____________________

Clearing Member Contact Person: ____________________
(to be provided to Members seeking authorization)

Email: ____________________

Phone: ____________________

Volume Aggregation Request Form

MIAX Options® Exchange
MIAX Pearl® Options Exchange
MIAX Emerald® Options Exchange
MIAX Sapphire™ Options Exchange

miax®

This request for volume aggregation and detailed execution information is made to Miami International Securities Exchange, LLC ("MIAX Options"), MIAX PEARL, LLC ("MIAX Pearl"), MIAX Emerald, LLC ("MIAX Emerald") and/or MIAX Sapphire, LLC ("MIAX Sapphire") (each, an "Exchange") by the Members noted below. This request should be completed by Members who are affiliated as evidenced on each Member's Form BD or who have been appointed as an Appointed Electronic Exchange Member ("Appointed EEM") / Appointed Market Maker pursuant to the Exchange's fee schedule. The term "Affiliate" means (i) an affiliate of a Member of at least 75% common ownership between the firms as reflected on each firm's Form BD, Schedule A, or (ii) the Appointed Market Maker of an Appointed EEM (or, conversely, the Appointed EEM of an Appointed Market Maker).

The Members noted below would like to request aggregation of all options volume submitted to the Exchange by each Member with an approved trading ID. Additionally, the Members request detailed execution information for all aggregated volume.

By signing below, each Member acknowledges and agrees that the other Member will have access to the same information and releases each Exchange from any liability associated with providing detailed execution information. An executed version of this Request can be delivered to the Exchange via email to Membership@miaxglobal.com.

Select Exchange (required): ☐ MIAX Options ☐ MIAX Pearl ☐ MIAX Emerald ☐ MIAX Sapphire

Member Name: ____________________ ____________________
CRD #

____________________ ____________________
Signature of Authorized Person Date

Printed Name: ____________________ ____________________
Title

Member Name: ____________________ ____________________
CRD #

____________________ ____________________
Signature of Authorized Person Date

Printed Name: ____________________ ____________________
Title

This Exchange Data Agreement (this “Agreement”) is executed and entered into as of the date below, between Miami International Securities Exchange, LLC (“MIAX”), MIAX PEARL, LLC (“MIAX Pearl”), MIAX Emerald, LLC (“MIAX Emerald), and MIAX Sapphire, LLC ("MIAX Sapphire"), Delaware limited liability companies with principal offices at 7 Roszel Road, Suite 1A, Princeton, NJ 08540, as applicable (individually or collectively referred to herein as the “Exchange” as applicable), and the Person as identified below (“Data Recipient”).

1. Definitions

(a) “Affiliate” of a Data Recipient means any entity that directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. An Affiliate of Data Recipient is entitled to the same rights granted to Data Recipient hereunder including the right to use and distribute the Market Data to other Persons (as defined below) subject to the terms of this Agreement. If this Agreement is applicable to an Affiliate, Data Recipient must submit an Affiliated Companies List (as defined below) and shall assume all responsibility for and will hold harmless and indemnify the Exchange from and against any and all actions or inactions of such Affiliate.

(b) “Affiliated Companies List” means the form attached hereto as Schedule A.

(c) “Agreement” means this Exchange Data Agreement which also constitutes a distributor agreement between the Exchange and Distributor.

(d) “Control” means, with respect to an Affiliate, the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities (or other ownership interest), by contract, or otherwise.

(e) “Controlled Data Distributor” means a Data Recipient that provides Market Data to a Person and controls the entitlements and display of the information to such Person.

- If the Person is either (x) an Affiliate, (y) an employee or officer of the Controlled Data Distributor or (z) an employee or officer of an Affiliate of the Controlled Data Distributor identified on the Affiliate List submitted by such Controlled Data Distributor to the Exchange, such Controlled Data Distributor shall be considered an “Internal Controlled Data Distributor”.
- If the Person is not an Affiliate, or an employee or officer of the Controlled Data Distributor or of an Affiliate, such Controlled Data Distributor shall be considered an “External Controlled Data Distributor”.

(f) “Data Feed(s)” means a transmission of Market Data via the Data Feed(s) checked or indicated as applicable on Schedule B with respect to a Data Recipient.

(g) “Data Recipient” means the Person specified below that receives Market Data (as defined below) (i) from the Exchange directly or from the Exchange through an Extranet, or (ii) from a Person that is an approved Data Feed Distributor.

(h) “Data Feed Distributor” means a Data Recipient that is authorized by the Exchange to retransmit or redistribute Market Data to (i) an officer, employee or an Affiliate of Data Recipient for Internal Use (an “Internal Data Feed Distributor”) or (ii) a Person other than an officer, employee or an Affiliate of Data Recipient for External Use (an “External Data Feed Distributor”). Every Data Recipient (other than a Subscriber) is a Distributor for purposes of this Agreement.

(i) “Data Feed Request Form” means the form attached hereto as Schedule B.

(j) “Device” means any computer, workstation or other unit of equipment, filed or portable, that receives, accesses, processes or displays Market Data in visible, audible or other comprehensible form. A Device is deemed to receive Market Data if the Device is entitled by Data Recipient or a Subscriber to receive the Market Data.

(k) “External Use” means the distribution of Market Data to Persons who are not officers, employees or Affiliates of the Distributor.

(l) “Force Majeure Event” means any flood, extraordinary weather conditions, earthquake or other act of God, fire, war, terrorism, insurrection, riot, labor dispute, accident, action of government, communications or power failures, or equipment or software malfunctions.

(m) “Internal Use” means the use of the Market Data by a Data Recipient or the distribution thereof to officers and employees of Data Recipient and its Affiliates.

(n) "Market Data" means market data and related information of the Exchange provided by the Exchange via the Data Feed(s) as checked or as indicated as applicable on Schedule B with respect to a Data Recipient. With respect to Data Recipient's obligations under this Agreement, Market Data includes information, data and materials that are derived from the foregoing and that convey information to Data Recipient that is substantially equivalent to Market Data.

(o) "Market Data Policies" means the policies with respect to the use, distribution and redistribution of Market Data as the Exchange may adopt and make publicly available from time to time, provided that such policies are not inconsistent with the provisions of this Agreement.

(p) "Person" means any natural person, proprietorship, corporation, partnership, limited liability company or other organization.

(q) "Service Facilitator" means an authorized third party agent to which a Data Recipient has delegated any of its responsibilities, obligations or duties under or in connection with this Agreement and is designated on the Service Facilitator List. Data Recipient must submit one or more Service Facilitation Lists identifying each Service Facilitator. Notwithstanding any such delegation, a Data Recipient shall remain responsible for compliance by such Service Facilitator with all applicable terms and conditions of this Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Market Data.

(r) "Service Facilitator List" means the form attached hereto as Schedule C.

(s) "Subscriber" means a natural person, a proprietorship, corporation, partnership, or other entity, or a Device (computer or other automated service) that is entitled to receive Market Data from a Controlled Data Distributor for Internal Use. A Subscriber is required to enter into a Subscriber Agreement (as defined below) authorizing such Person to receive and/or access current Market Data from
a Controlled Data Distributor for its own use and not for the purpose of retransmitting or redistributing the Market Data to any other Person. Officers, employees and Affiliates of a Data Recipient shall not be deemed Subscribers requiring the execution of a Subscriber Agreement but may be counted for reporting purposes under this Agreement.

(t) "Subscriber Agreement" means the terms and conditions of receipt of Market Data by a Subscriber from a Controlled Data Distributor for Subscriber's own use substantially in the form of the Market Data Subscriber Agreement attached hereto as Schedule D.

(u) "System" means any system the Exchange or its affiliates have developed for the creation and/or dissemination of Market Data.

2. License to Use Market Data

(a) Subject to the terms of this Agreement, the Exchange hereby grants to Data Recipient the limited, non-exclusive, worldwide, non-transferable license as applicable, (i) to receive and use the Market Data for Internal Use, including without limitation the right to copy, store, process, commingle, and use the Market Data and the right to create new original works therefrom and (ii) to receive and use the Market Data for External Use, including without limitation the right to redistribute the Market Data in any form by means of any current or future product or service of the Data Recipient, in each case in accordance with the terms of this Agreement, Exchange requirements and the Market Data Policies as available on the Exchange's website and as may be amended from time to time.

(b) Data Recipient will have no rights with respect to Market Data except as provided pursuant to the foregoing license.

3. Proprietary Rights in the Market Data

(a) Exchange Has Proprietary Rights in the Market Data. Data Recipient acknowledges and agrees that the Exchange has exclusive and valuable property rights in and to its own Market Data, that such Market Data constitutes valuable proprietary information and/or proprietary rights of the Exchange, some of which may not be within the public domain, that such Market Data shall remain valuable proprietary information and/or proprietary information and/or proprietary rights of the Exchange, and that, but for this Agreement, Data Recipient would have no rights or access to such Market Data.

(b) Specific Performance. Data Recipient acknowledges and agrees that disclosure of any Market Data except as permitted by this Agreement, or any breach or threatened breach of any other covenants or agreements contained herein, would cause irreparable injury to the Exchange for which money damages would be an inadequate remedy. Accordingly, Data Recipient further acknowledges and agrees that the Exchange shall be entitled to specific performance and injunctive and other equitable relief from the breach or threatened breach of any provision, requirement or covenant of this Agreement (including, without limitation, any disclosure or threatened disclosure of Market Data which is not within the public domain) in addition to and not in limitation of any other legal or equitable remedies which may be available.

4. Receipt of Market Data by Data Recipient

(a) Terms and Conditions. This Agreement sets forth the terms and conditions upon which Data Recipient may receive and use Market Data. Data Recipient acknowledges that, the Exchange may, in its sole discretion, discontinue disseminating any or all of its own Market Data or change or eliminate its own transmission method, speed or signal characteristics at any time. The Exchange will use commercially reasonable efforts to provide Data Recipient with reasonable advance notice of such discontinuation or changes.

(b) Representations and Warranties by Data Recipient. Data Recipient represents and warrants that (i) it has set forth its internal use or external service requirements in the Data Feed Request Form, (ii) the detailed description of its system for controlling the dissemination of Market Data as described in the Data Feed Request Form is true, complete and not misleading, and (iii) it shall obtain the Exchange's prior written approval in the event that Data Recipient intends to make a material change in its use of the Market Data in any manner which is not described in its Data Feed Request Form and shall pay any applicable fees which result from such changes.

(c) No Prohibited Use by Data Recipient. Data Recipient further acknowledges that, except as expressly described in its Data Feed Request Form, any use of the Market Data by Data Recipient, including without limitation retransmission, redistribution or reprocessing, is expressly prohibited.

(d) User ID and Password. Data Recipient agrees that it shall protect the secrecy of any user ID or password used by or issued to Data Recipient in connection with the receipt of Market Data. Data Recipient acknowledges that (i) the Exchange shall be entitled to treat any order, instruction, or inquiry forwarded to the Exchange using any such Data Recipient user ID or password as having originated from Data Recipient, (ii) Data Recipient shall be financially responsible for any such order or request for Market Data, and (iii) Data Recipient must immediately notify the Exchange if any such Data Recipient user ID or password is lost or stolen or someone has gained unauthorized access to that user ID or password.

5. Data Recipient Legal Requirements

(a) Duty to Provide Appropriate Information. Data Recipient agrees to provide the appropriate information required by the Exchange to any Persons to which it redistributes or transmits Market Data and to ensure that the Market Data is clearly attributed as originating from the Exchange.

(b) Distribution of Market Data by an External Controlled Data Distributor. In the event that the External Controlled Data Distributor intends to use the Market Data for External Use, before Data Recipient redistributes any Market Data to a Subscriber, Data Recipient shall first obtain an executed Subscriber Agreement from an authorized party of such Person. Data Recipient shall be permitted to use its own form of subscriber agreement provided that (i) such subscriber agreement contains terms and conditions of use which are substantially similar to those provided in Schedule D attached here to and (ii) Data Recipient agrees to provide such form of subscriber agreement to the Exchange at the Exchange's request for its review.

(c) Distribution of Market Data by an External Data Feed Distributor. In the event that a Data Recipient intends to use the Market Data for External Use, before such External Data Feed Distributor redistributes any Market Data to a Person, the External Data Feed Distributor shall first obtain an executed Exchange Data Agreement from an authorized party of such Person and shall cause any such Person to obtain an executed Subscriber Agreement from any Subscriber to which such Person intends to redistribute Market Data upon the same terms and conditions of subscription as set forth in Section 5(b) above.

(d) Distribution of Market Data by an Internal Data Feed Distributor, an Internal Controlled Data Distributor and a Subscriber. Each Internal Data Feed Distributor, each Internal Controlled Data Distributor and each Subscriber is prohibited from selling, distributing, transferring, or otherwise disseminating Market Data to any other Person, except that each of the foregoing may distribute the Market Data to an employee, officer or Affiliate of such Person for Internal Use in accordance with the terms of this Agreement.

6. Records and Reporting

Data Recipient agrees to furnish promptly to any Distributor or to the Exchange any information or reports that may be reasonably required by such Distributor and/or the Exchange in order for Data Recipient to receive the Market Data. Data Recipient agrees to maintain complete and accurate records relating to receipt of Market Data in accordance with the Market Data Policies and with such other Exchange requirements. Data Recipient shall furnish promptly to the Exchange any information or reports that are set forth in the Market Data Policies for the type of use intended by Data Recipient or that may be otherwise required by the Exchange and that are reasonably related to Data Recipient's receipt of Market Data. Data Recipient further agrees to and shall cause its Affiliates to preserve each Subscriber Agreement during the time that Data Recipient or its Affiliates redistribute the Market Data to Subscribers and for at least three (3) years after the date that Data Recipient or Affiliate discontinues distribution of the Market Data to such Subscriber.

7. Right of Inspection and Audit

During regular business hours, any Persons designated by the Exchange may have access to Data Recipient's offices or locations in order to observe the use made of the Market Data and to examine and inspect any Devices, attachments or apparatuses, as well as any books and records required to be maintained by Data Recipient hereunder in connection with its receipt and use of Market Data. Data Recipient will make prompt adjustment (including interest thereon at the rate of 1 1/2% per month) to compensate the Exchange that discovers an under-reported use of the Market Data by Data Recipient. In addition, at the election of the Exchange, Data Recipient will be liable for the reasonable costs of any audit that reveals a discrepancy in the Exchange's favor of fi e percent (5%) or more of the amount of fees actually due the Exchange. Data Recipient shall maintain the records and books upon which it bases its reporting for Exchange Market Data for three (3) years following the period to which the records relate. In the event that Data Recipient fails to retain such records and books as required above, Data Recipient agrees to pay the Exchange's reasonable estimate of any discrepancy discovered pursuant to any such audit.

8. Exchange Fees

(a) Data Recipient will pay the Exchange for the right to receive Market Data and for any permissible redistribution under this Agreement, in accordance with the then-current fee schedule published by the Exchange from time-to-time (including any and all applicable federal, state or local taxes). The Exchange's fees are subject to modification by the Exchange at any time, without prior notice to Data Recipient. In addition, Data Recipient agrees to pay the Exchange any penalties assessed against Data Recipient by the Exchange.

(b) To the extent permitted by applicable law, Data Recipient acknowledges and agrees that the termination of service to Data Recipient for failure to make payments shall not be considered an improper limitation of access by the Exchange.

9. Right to Deny Distribution

The Exchange retains the right to direct Data Recipient to terminate any external transmission or distribution of Market Data for any reason or no reason, in which event the Exchange shall notify Data Recipient in writing that it has terminated the right of any authorized recipient to receive any Market Data and Data Recipient shall cease retransmitting Market Data to such authorized recipient as soon as possible, but in any event no more than five (5) business days of the notice and shall, within ten (10) business days confirm the termination thereof in a written notice by an authorized officer.

10. Covenants, Representations and Warranties of Data Recipient

Data Recipient agrees that it will not use or permit any other Person to use Market Data for any illegal purpose. Data Recipient agrees that it will not use Market Data in any way to compete with the Exchange, nor use the Market Data in any way so as to assist or allow a third party to compete with the Exchange. Data Recipient agrees that the provision of Market Data by the Exchange hereunder is conditioned upon Data Recipient's strict compliance with the terms of this Agreement and that the Exchange may, with or without notice and with or without cause, forthwith discontinue said service whenever in its judgment there has been any default or breach by Data Recipient of the provisions hereof or whenever directed to do so by the Exchange.

11. Requirements of Self-Regulatory Organization; Actions to be Taken in Fulfillment of Statutory Obligations

Data Recipient acknowledges that (a) the Exchange is registered with the Securities and Exchange Commission (the "SEC") as a registered national securities exchange; (b) the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (c) Section 19(g)(1) of the Securities Exchange Act of 1934, as amended (the "Act") mandates that the Exchange, as a self-regulatory organization, comply with: (i) the Exchange Rules; (ii) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (iii) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions, and other requirements, whether promulgated by the United States or any other applicable jurisdiction (including in the area of intellectual property) (collectively, the "Exchange Requirements"); (d) the Exchange has jurisdiction over its members to enforce compliance with the Exchange Requirements; and (e) the Exchange is obligated to offer terms that are not unreasonably discriminatory between Data Recipients, subject to applicable Exchange Requirements. Accordingly, Data Recipient agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities to receive or use the Information. The Exchange shall undertake reasonable efforts to notify Data Recipient of any such condition, modification or termination, and Data Recipient shall promptly comply with any such notice within such period of time as may be determined in good faith by the Exchange to be necessary, consistent with its statutory obligations. Any Person that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules there under.

If Data Recipient is a Member of the Exchange, then Data Recipient expressly acknowledges and agrees that (x) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a member of the Exchange; (y) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by the Exchange to enforce compliance with, or impose sanctions for violations of, the Exchange Requirements; and (z) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's Exchange membership in accordance with the Exchange Requirements.

12. Disclaimer

THE MARKET DATA IS PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY WITH RESPECT TO ACCURACY,COMPLETENESS, TIMELINESS, NON INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE. NEITHER THE EXCHANGE, NOR ANY PROVIDER OF MARKET DATA TO THE EXCHANGE, NOR ANY OF THEIR RESPECTIVE AFFILIATES, NOR THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES,CONTRACTORS, AND AGENTS SHALL HAVE ANY LIABILITY OF ANY KIND (INCLUDING, BUT NOT LIMITED TO,FOR ANY DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES OR ANY DAMAGES FOR LOST PROFITS OR LOST OPPORTUNITIES AND WHETHER BASED UPON CONTRACT, TORT,WARRANTY, OR OTHERWISE) FOR ANY INACCURACIES, OMISSIONS, HUMAN OR MACHINE ERRORS, OR OTHER IRREGULARITIES IN THE MARKET DATA OR FOR ANY CESSATION, DISCONTINUANCE, FAILURE,MALFUNCTION, DELAY, SUSPENSION, INTERRUPTION, OR TERMINATION OF, OR WITH RESPECT TO, THE PROVISION OF THE MARKET DATA TO DATA RECIPIENT.

13. Limitations of Liability and Damages

Data Recipient agrees that: (a) the provision of Market Data is made with equipment, communications devices, and/or leased lines not owned or operated solely by the Exchange; and (b) except for any indemnification obligations of the Exchange as provided herein, neither the Exchange, nor its members, directors, officers, employees or agents, guarantees the sequence, accuracy or completeness of the Market Data, nor shall any of them be liable to Data Recipient or any other Person for any delays, inaccuracies, errors or omissions in Market Data, or in the transmission thereof, or for any other damages arising in connection with Data Recipient's receipt or use of Market Data, whether or not resulting from negligence on their part, a Force Majeure Event or any other cause beyond their reasonable control.

14. Term and Termination

Subject to Data Recipient's strict compliance with the provisions of this Agreement, the provision of Market Data by the Exchange hereunder will continue in force during the term of this Agreement and any renewal term thereof unless either party provides thirty days written notice to the other party of its intent to terminate the Agreement. All Subscriber Agreements shall terminate effective as of the date of any termination of this Agreement and Data Recipient shall give notice of any such termination to all of its Subscribers. This Agreement may be terminated with written notice by Data Recipient to the Exchange that Data Recipient objects to a material amendment to the Agreement made by the Exchange in its sole discretion, which termination is effective on the date of such amendment. In addition, it is understood that the provisions set forth in paragraphs 2, 3, 4, 5, 6, 7, 8, 10, 11, 12, 13, 15, 18 and 19 of this Agreement shall survive the termination of this Agreement.

15. Indemnification

(a) By Data Recipient. Data Recipient will indemnify, defend and hold the Exchange, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Data Recipient's failure to furnish or to keep, or Data Recipient's delay in furnishing or keeping, any report or record required to be kept by Data Recipient hereunder, except for those claims arising out of the gross negligence or willful misconduct by the Exchange, directors, officers, employees and agents.

(b) By the Exchange. The Exchange will indemnify, defend and hold Data Recipient and its Affiliates and the irrespective directors, officers, employees and agents harmless from and against any and all claims against Data Recipient or its Affiliates that the Market Data infringes the intellectual property rights or violates any property right of a third party provided that Data Recipient or its Affiliate (i) provides the Exchange with prompt written notice of such claim,(ii)agrees that the Exchange shall have sole control of defense and/or settlement of such claim, and (iii) reasonably cooperates with the Exchange in the defense of such claim.

16. Notices

Any notice under this Agreement by the Exchange to Data Recipient may be given via electronic mail to the e-mail address provided by Data Recipient when subscribing to receive Market Data. Any notice under this Agreement by Data Recipient to the Exchange may be given via electronic mail to MemberServices@miaxglobal.com.

17. Modifications

Except as may otherwise be set forth in this Agreement, the Exchange or its affiliates may amend this Agreement, the Exchange Market Data Policies (i) upon sixty (60) days prior written notice to Data Recipient, and any receipt or use of Market Data after such date is deemed acceptance or (ii) by posting the amendment to the Exchange's website and any receipt or use of Market Data after sixty (60) days of the posting date is deemed acceptance. In no event shall the Exchange provide one Data Recipient with a notice period under an Agreement that is shorter than the notice period provided by the Exchange to any other Data Recipient.

The Exchange, in its sole discretion, may also make modifications, additions, and/or deletions to Market Data, the System, or any aspect of either, including its communication facilities. The Exchange will use commercially reasonable efforts to provide Data Recipient with at least sixty (60) days' notice of any material modification, addition, or deletion to such items, except to the extent a shorter period is: (i) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes advance notice, or (ii) required pursuant to an order of a court or an arbitrator or by a regulatory agency.

18. Confidentiality

Under this Agreement, the Exchange (and any the Exchange designee conducting an audit pursuant to this Agreement) shall keep confidential Data Recipient's System Description and Data Recipient's records, reports and payments that the Exchange or its designee has reviewed or audited, and any other Data Recipient information or material reasonably considered to be of a confidential nature (whether or not designated as such), as well as any and all information received in connection with this Agreement, including but not limited to, business, financial, operational, product, service and other information. Data Recipient acknowledges that it may also obtain confidential information, data, or techniques of the Exchange or its affiliates {whether or not designated as such). All such confidential information, whether written or oral, shall be deemed confidential u on disclosure to the recipient. Except as otherwise set forth herein, the recipient shall use such confidential information solely for use consistent with the purposes of this Agreement; shall hold such confidential information in confidence; and shall not use, disclose, copy, or publish any such confidential information without the prior written approval of the disclosing party. The recipient shall take reasonable security precautions, including at least as great as the precautions it takes to protect its own confidential information, but no less than reasonable care, to keep confidential the confidential information of the disclosing party. The recipient shall notify the disclosing party immediately upon discovery of any unauthorized use or disclosure of confidential information, and will cooperate with the disclosing party in every reasonable way to help the disclosing party regain possession of the confidential information and prevent its further unauthorized use or disclosure. The parties acknowledge that monetary damages may not be a sufficient remedy for unauthorized disclosure of confidential information, and that disclosing party shall be entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

Notwithstanding anything herein to the contrary, the Exchange (or an Exchange affiliate) or Data Recipient may disclose confidential information to the extent: (a) demanded by a court, arbitrator or government agency with regulatory jurisdiction over one or more of the Exchanges or over Data Recipient or any judicial or government order; {b) necessary to fulfill a y Exchange (or Exchange affiliate) or Data Recipient regulatory responsibility, including any responsibility over Members and associated Persons under the Act; or (c) necessary for the Exchange (or Exchange affiliate) or Data Recipient and their respective employees, directors, and other agents to use such confidential information consistent with the purposes of this Agreement. If a party is required to disclose information pursuant to clauses (a) and (b) immediately above, such party shall notify the disclosing party in writing, to the extent permitted by law or regulation, of such requirement prior to disclosing such information and provide the original disclosing party, at its expense, with an adequate opportunity to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the confidential information. The duties in this Section 18 do not apply to data, information or techniques that: (i) were lawfully in a party's possession prior to the date of this Agreement, provided the source of that information was not known by recipient to be bound by a confidentiality agreement with or other continual, legal or fiducial y obligation of confidentiality o disclosing party; (ii) is now, or hereafter becomes, through no act or failure to act on the part of recipient, generally known to the public; (iii) is rightfully obtained by recipient from a third party so long as the party does not know that the third party has breached any obligation not to reveal such data, information, or techniques; or (iv) can be demonstrated was independently developed by recipient without use or reference to the confidential information. All confidential information is and shall remain the property of the disclosing party. By disclosing confidential information to recipient, disclosing party does not grant any express or implied right to recipient to or under any patents, copyrights, trademarks, or trade secret information. The Exchange shall not disclose its audit findings t o any third parties (other than to its affiliates and to the Exchange' and its affiliates' directors and independent consultants or subcontractors that are subject to confidentiality obligations or as otherwise set forth herein) and all information learned in connection with an audit shall constitute Data Recipient's confidential information. Notwithstanding the foregoing, nothing herein shall prevent the Exchange from using the audit findings t o the extent the findings ar e used in the aggregate with other information and such aggregation does not (i) specifically identity Data Recipient or (ii) create a context where Data Recipient's identity may be reasonably inferred.

19. Miscellaneous

Any action arising out of this Agreement between the Exchange and Data Recipient shall be governed and construed in accordance with the internal laws (and not the law of conflict) of the State of New York. Data Recipient may not assign all or any part of this Agreement without the prior written consent of the Exchange. The Exchange may assign this Agreement to an affiliate of the Exchange or to a third party that is a successor to the Exchange's business of providing Market Data. Data Recipient may not modify or amend the terms of this Agreement. In the event of any conflict between the terms and conditions of this Agreement and any other agreement relating to Data Recipient's receipt and use of Market Data, the terms and conditions of this Agreement will prevail. If, for any reason, one or more provisions of this Agreement is held invalid, the other provisions of the Agreement shall remain in full force and effect. A failure or delay in exercising any right in respect to this Agreement shall not be presumed to operate as a waiver, and a single or partial exercise of any right shall not be presumed to preclude any subsequent or further exercise of that right or the exercise of any other right.

BY TYPING YOUR NAME BELOW, YOU AGREE THAT THE FOLLOWING IS TRUE: (1) YOU REPRESENT THAT YOU HAVE ACTUAL AUTHORITY TO ENTER INTO THIS AGREEMENT ON BEHALF OF DATA RECIPIENT; (2) THAT YOU HAVE READ THE TERMS STATED ABOVE; (3) YOU UNDERSTAND THE TERMS STATED ABOVE; (4) A PRINTOUT OF THE TERMS STATED ABOVE WILL CONSTITUTE A "WRITING" UNDER ANY APPLICABLE LAW OR REGULATION; AND (5) YOU AGREE TO ABIDE BY ALL THE TERMS OF THE AGREEMENT STATED ABOVE.

Type name of Data Recipient and authorized representative below if you acknowledge and accept the foregoing terms.

Name of Data Recipient:	
Address:	
Telephone:	
Signature Authorized Representative:	
Print Name:	
Title:	
Date:	

MIAX Exchange Group

Market Data Policies

Modified April 2023

Table of Contents

Under the terms of the Exchange Data Agreement between Miami International Securities Exchange, LLC ("MIAX®"), MIAX PEARL, LLC ("MIAX Pearl®"), MIAX Emerald, LLC ("MIAX Emerald®") and/or MIAX Sapphire, LLC ("MIAX Sapphire™") (individually or collectively referred to herein as the "Exchange" as applicable) and any person who desires to receive Market Data or other information of the Exchange (each a "Person") ("Exchange Data Agreement"), any Person receiving Market Data must comply with the following policies and procedures ("Policies"). The Exchange reserves the right to update the Policies from time to time and will communicate any updates via email to the designated Market Data contacts for any Person. All capitalized terms used herein that are not defined herein are defined in the Exchange Data Agreement.

1. Definitions

Data Feed – A transmission of market or other Exchange information (“Market Data”), as identified within the Data Feed Request form.

Data Recipient – A Person that receives a Data Feed (i) from the Exchange directly or from the Exchange through an Extranet, or (ii) through another Person that is an approved Data Feed Distributor.

Data Feed Distributor – A Data Recipient that acts as either a Controlled Data Distributor (Internal or External) or an Uncontrolled Data Distributor.

Controlled Data Distributor – A Data Recipient that (i) provides Market Data to a Person, and (ii) controls the entitlements of and display of information to such Person.

- If the Person is either (x) an Affiliate, (y) an employee or officer of the Controlled Data Distributor, or (z) an employee or officer of an Affiliate of the Controlled Data Distributor identified on the Affiliate List submitted by such Controlled Data Distributor to the Exchange in accordance with the directions below, such Controlled Data Distributor shall be considered an “Internal Controlled Data Distributor”.
- If the Person is not an Affiliate, or an employee or officer of the Controlled Data Distributor or of an Affiliate,such Controlled Data Distributor shall be considered an “External Controlled Data Distributor”.

Person – Any natural person, proprietorship, corporation, partnership, limited liability company or other organization.

Subscriber – A natural person, a proprietorship, corporation, partnership, or other entity, or a device (computer or other automated service) that is entitled to receive Market Data from a Controlled Data Distributor.

Uncontrolled Data Distributor – A Data Recipient that is authorized by the Exchange to distribute Market Data externally to a Person who is not an affiliate of the Data Recipient where the Data Recipient does not control the entitlement of and display of information to such Person.

Note: No new Data Recipient may receive any Market Data and/or Data Feeds unless and until the Exchange has approved the specific nature of the Market Data and/or Data Feeds to be provided to such Data Recipient.

2. Data Feed Distributor Requirements

Each Data Recipient that desires to become an authorized Data Feed Distributor of the Exchange must complete and submit an Exchange Data Agreement and a Schedule B - Data Feed Request Form. The Data Feed Request Form requires the prospective Data Feed Distributor to describe its plan to distribute Data Feeds internally to any Affiliate, employee or officer of the Data Recipient or an employee or officer of an Affiliate or externally to any Person that is not an Affiliate, employee or officer of the Data Recipient or an employee or officer of an Affiliate. The completed Data Feed Request Form and the Exchange Data Agreement should be emailed to MarketData@miaxglobal.com for review and processing.

Prospective Data Feed Distributor Documentation

Data Feed Distributors are responsible for either (i) directing each prospective Data Recipient to which it desires to redistribute or retransmit a Data Feed to download required documentation from the Exchange website, or (ii) providing a hard copy of each document indicated below to the prospective Data Recipient and ensuring that such Person completes and executes such documents **PRIOR TO RECEIPT OF ANY MARKET DATA**.
Required documentation includes the following documents:

- Exchange Data Agreement
- Schedule A – Affiliated Companies List (to be completed by prospective Data Recipient if applicable in accordance with the instructions set forth in Section 8 below)
- Schedule B – Data Feed Request Form
- Schedule C – Service Facilitator List (to be completed by prospective Data Recipient if applicable in accordance with the instructions set forth in Section 7 below)
- Schedule D – Market Data Subscriber Agreement (to be forwarded by Data Recipient to its Subscribers if applicable and completed by each Subscriber according to the instructions set forth in Section 3 below)

Redistribution Approval Process

Once the documentation described above is completed and executed, the prospective Data Feed Distributor must forward the required documentation to the Exchange for review and approval. The Exchange will review the application and may contact the prospective Data Recipients directly for any additional information that it may need to process and/or approve the request. The review of the application includes, but is not limited to, a review of the intended use of the Market Data.

Upon approval, the Exchange will forward an approval letter via email to both the Data Feed Distributor and Data Recipients. Once the approval letter is received, the Data Feed Distributor is authorized to provide the approved Data Feeds to the Data Recipients.

Note: If a Data Feed Distributor provides Market Data to an unapproved Data Recipient or releases any Data Feeds prior to approval of such Person by the Exchange, the Data Feed Distributor is responsible for paying

the Exchange any fees, charges or penalties that are assessable by the Exchange for such Data Recipient's receipt/use during the period of time that the Data Recipient has received/used the Market Data even if such Person is not yet authorized by the Exchange to receive or use such Market Data.

3. Controlled Data Distribution Requirements

Each Controlled Data Distributor must complete and submit an Exchange Data Agreement and a Schedule B - Data Feed Request Form. The Data Feed Request Form requires each Controlled Data Distributor to identify the desired Data Feed and provide contact information for key Market Data Individuals, a description of the intended internal use and/or external Controlled distribution service being provided and a description of how the Data Feed is entitled. A separate Data Feed Request Form should be submitted for each entitlement system utilized. Each completed Data Feed Request Form and the Exchange Data Agreement should be emailed to MarketData@miaxglobal.com for review and processing.

Internal Controlled Data Distributors

Each Internal Controlled Data Distributor ("ICDD") has the right to provide Market Data to employees and officers of the ICDD or to any Affiliate thereof identified on an Affiliate List submitted by the ICDD to the Exchange in accordance with the instructions set forth in Section 8 below, and are not required to qualify such persons as Subscribers to the Exchange. ICDDs are not subject to the reporting requirements set forth in Section 6 below.

External Controlled Data Distributors

Each External Controlled Data Distributor ("ECDD") must qualify their prospective external Subscribers before any such Subscriber can be entitled to receive Market Data through one of the two following methods outlined below:

- **Subscriber Agreement**
  Each prospective Subscriber must execute the Schedule D – Market Data Subscriber Agreement.
- **ECDD Agreement**
  Alternatively, an ECDD may utilize its own distribution or subscriber agreement with each Subscriber provided that such ECDD incorporates the following terms within its own written legally enforceable agreement ("ECDD Agreement"):
    - The Exchange shall retain all intellectual property rights in the Market Data provided to Subscriber.
    - Market Data that is provided is subject to all terms and conditions stipulated by the Exchange.
    - Subscriber may be subject to reporting requirements.
    - Subscriber agrees that the Exchange does not make any representations or warranties, express or implied, with respect to the Market Data, or the transmission, timeliness, accuracy or completeness thereof, including, without limitation, any implied warranties or any warranties of merchantability, quality or fitness for a particular purpose, and those arising by statute or otherwise in law or from any course of dealing or usage of trade.

- Subscriber agrees that (i) it will not use or permit any other person to use Market Data for any illegal purpose, (ii) it will not use Market Data in any way to compete with the Exchange nor use the Market Data in any way so as to assist or allow a third party to compete with the Exchange, (iii) the provision of Market Data by the Exchange hereunder is conditioned upon Subscriber's strict compliance with the terms of the ECDD Agreement, and (iv) the Exchange may, with or without notice and with or without cause, forthwith discontinue said service whenever in its judgment there has been any default or breach by Subscriber of the provisions hereof.
- Subscriber agrees to indemnify and hold harmless the Exchange and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with the receipt and/or use of the Market Data, including, without limitation, any liability, loss or damages(including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Subscriber's failure to furnish or to keep, or Subscriber's delay in furnishing or keeping, any report or record required to be kept by Subscriber.
- Subscriber agrees that: (i) the provision of Market Data is made with equipment, communications devices, and/or leased lines not owned or operated solely by the Exchange; and (ii) neither the Exchange nor its members, directors, officers, employees or agents, guarantees the sequence, accuracy or completeness of the Market Data, nor shall any of them be liable to Subscriber or any other person for any delays, inaccuracies, errors or omissions in Market Data, or in the transmission thereof, or for any other damages arising in connection with Subscriber's receipt or use of Market Data, whether or not resulting from negligence on their part, a force majeure event or any other cause beyond their reasonable control.
- Automatic termination of the ECDD Agreement in the event of expiration or termination of the Exchange Data Agreement between the Exchange and the ECDD.
- If the agreement does not include the Exchange directly as a party, the Exchange must be an expressly specified third party beneficiary of the ECDD Agreement, and shall thereby be entitled to receive the rights of ECDD and enforce the provisions of the ECDD Agreement against Subscriber; provided, however, that (i) no provision of the ECDD Agreement shall impose upon the Exchange any obligations of ECDD set forth therein, and (ii) except as otherwise provided above, the Exchange shall not be entitled to receive those rights of ECDD in respect of which no corresponding right exists under the Exchange Data Agreement, including the right to collect any fees payable directly to ECDD by Subscriber under the ECDD Agreement.
- No terms of any ECDD Agreement shall in any manner conflict with the terms of the Exchange Data Agreement.
- ECDD agrees that it is not an agent of the Exchange and is not authorized to amend any provision of the Exchange Data Agreement between the Exchange and ECDD for the benefit of Subscriber.

Any agreement with a Subscriber, whether it be the Subscriber Agreement or the ECDD Agreement, should be kept by each ECDD for a period of at least three (3) years. The Exchange reserves the right to request a copy of all such agreements at any time during the term of the Exchange Data Agreement between the ECDD and the Exchange.

Controlled Data Distributor Notice and Enforcement

Each Controlled Data Distributor shall:

- Enforce each of its employees and officer's compliance with the terms of the Exchange Data Agreement and each of its Subscriber's compliance with the terms of the Subscriber Agreement, as applicable;
- Provide the Exchange written notice of any violate on thereof by a Person, immediately upon becoming aware of such violation;
- Provide the Exchange notice of termination of any Subscriber Agreement, immediately upon receiving or serving notice of such termination;
- Provide the Exchange a true and correct copy of any Exchange Data Agreement or Subscriber Agreement entered into by any of its Data Recipients or Subscribers, as the case may be, promptly upon the Exchange's request therefor;
- Provide the Exchange any assistance as the Exchange may reasonably request in enforcing the Exchange's rights under any Exchange Data Agreement with any Data Recipient or its rights under any Subscriber Agreement with any Subscriber as applicable;
- Immediately cease providing any Market Data to any Person upon the Exchange's request; and
- Provide the Exchange written notice promptly upon becoming aware of any acts or omissions of any Person or other person, in addition to those otherwise required to be reported herein, which Controlled Data Distributor believes, in its reasonable discretion, might jeopardize or prejudice the rights of the Exchange in any Market Data or threaten the security or operations of any systems or other technology utilized by or on behalf of the Exchange or any Distributor to disseminate any Data Feeds.

4. Uncontrolled Data Distribution Requirements

Each Uncontrolled Data Distributor must complete and submit an Exchange Data Agreement and a Schedule B - Data Feed Request Form. The Data Feed Request Form should include the following additional information:

- The earliest date upon which one or more Persons will receive any Exchange Market Data from the Uncontrolled Data Distributor (installation date)
- Describe to whom/how the Uncontrolled Data Distributor will be distributing the data in an uncontrolled manner

After the required documents have been completed, the prospective Uncontrolled Data Distributor must submit the required documents to the Exchange (as described above) for approval. The Exchange will review the documents and may contact the Uncontrolled Data Distributor directly for additional information.

Upon approval, the Exchange will notify the Uncontrolled Data Distributor via email. Once approved by the Exchange, the Uncontrolled Data Distributor is authorized to provide the approved Exchange Market Data to one or more Persons.

5. Fees

The Exchange Market Data Fee Schedule is available on the Exchange website. Fees may be modified by the Exchange at any time with no advance notice to Data Recipient or to any other Person except as may be provided in any agreement between the Exchange and such Person.

6. Reporting

Reporting

The Exchange requires all Data Recipients who are either an External Controlled Data Distributor or an Uncontrolled Data Distributor to submit reports, on a monthly basis, providing Person and Market Data details (as described below) for each Person receiving Market Data. Each such report must include the following:

- Data Recipient or Subscriber name, contact information, and billing address
- Mailing address at which Data Recipient receives the Data Feed
- Type of service – by Exchange and type of feed (i.e., MIAX Options ToM, Emerald Options cToM, Pearl Options PLF, Pearl Equities DoM, etc.)
- Timing of Data Feed — Real-time or Delayed
- The earliest date upon which a Data Recipient or Subscriber receives any Exchange Market Data (installation date)
- The last date upon which a Data Recipient or Subscriber receives any Exchange Market Data (termination date)

Monthly reporting for the prior month's activity is due on the 15th of the current month (i.e., May 15th is the due date for April reporting) and should be sent via email to MarketDataUsage@miaxglobal.com.

Please contact MarketData@miaxglobal.com regarding any questions about reporting requirements.

Audit

In accordance with the terms outlined in the Exchange Data Agreement, each Data Recipient must make available to the Exchange or its appointed agent, for physical inspection and audit, all books and records relating to Data Recipient's performance of its obligations and exercise of its rights under the Exchange Data Agreement, and all technology and premises of Data Recipient relevant to its performance of its obligations and exercise of its rights under the Exchange Data Agreement, in order for the Exchange or its appointed agent to verify the accuracy of reports provided by Data Recipient to the Exchange and the compliance by Data Recipient of all terms and conditions of the Exchange Data Agreement, including without limitation the receipt, use, display and distribution of Market Data. This audit must occur during normal business hours and upon reasonable notice to Data Recipient. The Exchange may inspect and audit for compliance by the Data Recipient for a period of three (3) years following the effective date of termination of the Exchange Data Agreement. If the inspection and audit determines there is underreporting, underpayment or other financial non-compliance with the Exchange Data Agreement, then all such amounts owed to the Exchange shall be remitted to the Exchange within thirty (30) days of receipt by Data Recipient of an invoice therefor, which shall be provided following completion of the inspection and audit.

7. Service Facilitators

A Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with the Exchange Data Agreement between the Exchange and Data Recipient to an authorized third party agent ("Service Facilitator"), which Service Facilitator may discharge those responsibilities, obligations or duties on behalf of a Data Recipient in accordance with the Exchange Data Agreement. Notwithstanding any such delegation, a Data Recipient shall remain responsible for compliance by such Service Facilitator with all applicable terms and conditions of the Exchange Data Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Market Data.

A Service Facilitator may support one or more functions for a Data Recipient including, but not limited to, website operation, software development, facilities and equipment operation, and service installation. If a Data Recipient uses a Service Facilitator, the Data Recipient must provide a list of any and all Service Facilitators to the Exchange on Schedule C – Service Facilitator List. The completed form should be emailed to MarketData@miaxglobal.com for review and processing.

Additionally, Data Recipient must include in a legally enforceable written agreement between the Data Recipient and each Service Facilitator the following terms:

- The Exchange is protected to the same extent as if the Service Facilitator were a party to the Exchange Data Agreement, including without limitation by permitting the Exchange to audit the Service Facilitator on the same terms as the Exchange is permitted to audit Data Recipient under the Exchange Data Agreement.
- No terms of such agreement conflict with the terms of the Exchange Data Agreement.
- If the Service Facilitator is responsible for distribution of the Market Data on behalf of the Data Recipient, distribution of Market Data to another Data Recipient may occur only after the Data Recipient is authorized by the Exchange or Data Recipient is qualified through one of the qualification methods outlined above.
- Data Recipient, and not the Service Facilitator, controls all entitlements of Market Data.

Notwithstanding the foregoing, the Service Facilitator must sign an Exchange Data Agreement with the Exchange if the Service Facilitator receives a Data Feed.

8. Distribution to Affiliates

Any Data Recipient that distributes Market Data to an Affiliate of Data Recipient must complete and submit Schedule A - Affiliated Companies List indicating the Affiliates which will be receiving Market Data. An "Affiliate" is defined as any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. By submitting the names of its Affiliate(s), the Data Recipient agrees that the contact information provided shall be deemed to be the contact information for each Affiliate. The completed form should be emailed to MarketData@miaxglobal.com for review and processing.

9. General Use Requirements

Attribution

- Each Data Recipient (including each Data Feed Distributor and each Controlled Data Distributor) must identify the Exchange as the source of any Market Data Feed through use of the Exchange's name on all displays of Market Data.
- If the Market Data is being provided on a delayed basis, the Data Recipient must appropriately attribute Market Data as delayed by stating "Data Delayed 15 Minutes".
- Alternatives for Market Data attribution may be permitted upon the prior written consent of the Exchange. In order to receive approval, the Data Recipient must submit the alternative attributions to the Exchange by emailing the request to MarketData@miaxglobal.com for review and processing.

Marketing Materials

Each Controlled Data Distributor and each Uncontrolled Data Distributor may use the Exchange's corporate name and the names of the Market Data Products/Services in their marketing materials and written sales materials to promote the use of their products or services, provided that such Data Recipient has received specific prior written approval by the Exchange of each such use. In order to receive approval, the Data Recipient must submit the marketing materials to the Exchange by emailing MarketData@miaxglobal.com for review and approval.

Record Retention

A Data Recipient must create and maintain complete and accurate books and records relating to the Data Recipient's performance of its obligations and exercise of its rights under the Exchange Data Agreement (collectively, "Records") including without limitation the receipt, use, display and distribution of Market Data. Data Recipients shall cause their Subscribers to also maintain complete and accurate books and records related to the Market Data receipt and/or use by such Subscriber.

miax®

miaxglobal.com

Exchange Data Agreement Schedule A - Affiliated Companies List

MIAX Options® Exchange
MIAX Pearl® Options Exchange
MIAX Emerald® Options Exchange
MIAX Sapphire™ Options Exchange

miax®

Check One: ☐ New Affiliate List ☐ Addition to Existing Affiliate List ☐ Deletion from Existing Affiliate List

Date of Request:

Data Recipient/Data Feed Distributor Contact Information

Company Name:

Primary Contact:

Primary Contact Email: Phone:

Affiliated Companies

Affiliated Company Names:	Registered Address:

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), MIAX Emerald, LLC ("MIAX Emerald"), and/or MIAX Sapphire, LLC ("MIAX Sapphire") (individually or collectively referred to herein as the "Exchange" as applicable).

Print Name: Title:

Signature: Date:

Exchange Data Agreement
Schedule B - Data Feed Request Form

(Submit one per entitlement system)

MIAX Exchange Group

Check one: ☐ New Service Request ☐ Addition to Existing Service ☐ Deletion from Existing Service

Date of Request:

Data of Recipient/Data Feed Distributor Contact Information

Company Name :

Primary Contact

Phone: Primary Contact Email:

Technical Contact

Phone: Technical Contact Email:

Billing Contact

Phone: Billing Contact Email:

Reporting Contact

Phone: Reporting Contact Email:

Intended Use of MIAX Pearl Equities Market Data

Check All Applicable

☐ Internal Distribution Within Company and/or Affiliates

☐ Display Usage ☐ Non-Display Usage

☐ Controlled Distribution to External Parties (control entitlement and individual device usage)

☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Options Market Data

Check All Applicable

☐ Internal Distribution Within Company and/or Affiliates

☐ Display Usage ☐ Non-Display Usage

☐ Controlled Distribution to External Parties (control entitlement and individual device usage)

☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Pearl Options Market Data

Check All Applicable

- ☐ Internal Distribution Within Company and/or Affiliates
  - ☐ Display Usage ☐ Non-Display Usage
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Emerald Options Market Data

Check All Applicable

- ☐ Internal Distribution Within Company and/or Affiliates
  - ☐ Display Usage ☐ Non-Display Usage
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Sapphire Options Market Data

Check All Applicable

- ☐ Internal Distribution Within Company and/or Affiliates
  - ☐ Display Usage ☐ Non-Display Usage
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

MIAX Pearl Equities Market Data Requested

- ☐ MIAX Pearl Equities Top of Market (ToM)
- ☐ MIAX Pearl Equities Depth of Market (DoM)
- ☐ Other: ____________

MIAX Options Market Data Requested

- ☐ MIAX Options Top of Market (ToM)[1]
- ☐ Administrative Information Subscriber (AIS)
- ☐ MIAX Options Product Feed (MPF)
- ☐ MIAX Options Complex Top of Market (cToM)
- ☐ MIAX Options Order Feed (MOR)
- ☐ MIAX Options Open-Close Report
  - ☐ Intraday ☐ End of Day ☐ Historical Dates ____________
- ☐ Other: ____________

MIAX Pearl Options Market Data Requested

- [ ] MIAX Pearl Options Top of Market (ToM)[1]
- [ ] MIAX Pearl Options Liquidity Feed (PLF)
- [ ] MIAX Pearl Options Open-Close Report
  - [ ] Intraday [ ] End of Day [ ] Historical Dates ____
- [ ] Other: ____

MIAX Emerald Options Market Data Requested

- [ ] MIAX Emerald Options Top of Market (ToM)[1]
- [ ] Administrative Information Subscriber (AIS)
- [ ] MIAX Emerald Options Complex Top of Market (cToM)
- [ ] MIAX Emerald Options Order Feed (MOR)
- [ ] MIAX Emerald Options Open-Close Report
  - [ ] Intraday [ ] End of Day [ ] Historical Dates ____
- [ ] Other: ____

MIAX Sapphire Options Market Data Requested

- [ ] MIAX Sapphire Options Top of Market (ToM)[1]
- [ ] MIAX Sapphire Options Liquidity Feed (SLF)
- [ ] MIAX Sapphire Options Complex Top of Market (cToM)
- [ ] MIAX Sapphire Options Open-Close Report
  - [ ] Intraday [ ] End of Day [ ] Historical Dates ____
- [ ] Other: ____

1 Any Data Recipient reviewing the ToM (Top of Market) Data acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

Controlled Distribution Service Description and Entitlement

Internal Distribution – Describe Intended Use of Data

External Distribution – Describe Service Provided

(Specify Options or Equities Data in Description)

Entitlement Methodology

Uncontrolled Distribution to External Parties

Please provide information for any Uncontrolled Distribution of Exchange Market Data from your organization, if applicable.

Planned Instillation Date:

Describe below to whom/how you will distribute the data in an Uncontrolled manner:

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), MIAX Emerald, LLC ("MIAX Emerald"), and/or MIAX Sapphire, LLC ("MIAX Sapphire") (individually or collectively referred to herein as the "Exchange" as applicable).

Print name: Title:

Signature: Date:

Exchange Data Agreement Schedule C - Service Facilitator List

MIAX Exchange Group

Check One: ☐ New Facilitator List ☐ Addition to Existing Facilitator List ☐ Deletion from Existing Facilitator List

Date of Request:

Data Recipient / Data Feed Distributor Contact Information

Company Name:

Primary Contact:

Primary Contact Email: Phone:

Service Facilitator Information

Facilitator Company Name:

Facilitator Address:

Primary Contact:

Primary Contact Email: Phone:

Service Provided:

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name:

Facilitator Address:

Primary Contact:

Primary Contact Email: Phone:

Service Provided:

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name:

Facilitator Address:

Primary Contact:

Primary Contact Email: Phone:

Service Provided:

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name:

Facilitator Address:

Primary Contact:

Primary Contact Email: Phone:

Service Provided:

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC (“MIAX”), MIAX PEARL, LLC (“MIAX Pearl”), MIAX Emerald, LLC (“MIAX Emerald”), and/or MIAX Sapphire, LLC (“MIAX Sapphire”) (individually or collectively referred to herein as the “Exchange” as applicable).

Print Name: Title:

Signature: Date:

Exchange Data Agreement Schedule D - Market Data Subscriber Agreement

THE UNDERSIGNED SUBSCRIBER ("SUBSCRIBER") MUST READ AND AGREE BELOW TO THE TERMS AND CONDITIONS OF THIS AGREEMENT IN ORDER TO RECEIVE AND USE THE MARKET DATA MADE AVAILABLE TO IT BY MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), MIAX EMERALD, LLC ("MIAX EMERALD"), AND/OR MIAX SAPPHIRE, LLC ("MIAX SAPPHIRE") (INDIVIDUALLY OR COLLECTIVELY REFERRED TO HEREIN AS THE "EXCHANGE" AS APPLICABLE). NEITHER THE DISTRIBUTOR OF THE MARKET DATA NOR ITS AGENTS MAY MODIFY OR WAIVE ANY TERM OF THIS AGREEMENT AND ANY ATTEMPT TO MODIFY THIS AGREEMENT, EXCEPT BY THE EXCHANGE SHALL RENDER IT NULL AND VOID.

This Market Data Subscriber Agreement ("Agreement") is between Miami International Securities Exchange, LLC ("MIAX Options"), MIAX PEARL, LLC ("MIAX Pearl"), MIAX Emerald, LLC ("MIAX Emerald"), and/or MIAX Sapphire, LLC ("MIAX Sapphire") (individually or collectively referred to herein as the "Exchange" as applicable), Delaware limited liability companies with principal offices at 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540, and the undersigned Subscriber. This Agreement shall establish the terms and conditions pursuant to which Subscriber may receive and use the market data and related information of the Exchange (collectively herein the "Market Data") provided to Subscriber by an authorized distributor of such Market Data (herein a "Distributor").

1. License

Upon acceptance of the terms and conditions of this Agreement as indicated below, Subscriber shall have a limited, non-exclusive, worldwide, non-transferable license during the term of this Agreement to receive and use Market Data solely for Subscriber's own personal or internal business purposes, as the case may be, and for no other purposes. Subscriber will have no rights with respect to Market Data except as provided pursuant to the foregoing license. Subscriber is prohibited from selling, distributing, transferring, or otherwise disseminating Market Data to any other person or entity, except that Subscriber may distribute the Market Data to an employee or officer of Subscriber. Any Subscriber receiving the Exchange Market Data – Top of Market ("ToM") – acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

2. User ID and Password

Subscriber shall protect the secrecy of any user ID or password used by or issued to Subscriber in connection with the receipt of Market Data. Subscriber acknowledges that (i) the Exchange shall be entitled to treat any order, instruction, or inquiry forwarded to the Exchange using any such Subscriber user ID or password as having originated from Subscriber, (ii) Subscriber shall be financially responsible for any such order or request for Market Data and (iii) Subscriber must immediately notify the Exchange if any such Subscriber user ID or password is lost or stolen or someone has gained unauthorized access to that user ID or password.

3. Fees

Subscriber agrees to pay any applicable charges, taxes and other assessments to receive Market Data that is ordered by Subscriber ("Subscriber Fees"). To the extent permitted by applicable law, Subscriber acknowledges and agrees that the termination of the Distributor's service to Subscriber for failure to make payments shall not be considered an improper limitation of access by the Exchange. The Subscriber acknowledges and agrees that the Subscriber Fees are subject to modification by the Exchange at any time, without prior notice to Subscriber. All Subscriber Fees are non-refundable except as provided herein.

4. Modification or Cessation of Provision of Market Data

Subscriber acknowledges that the Exchange, in its sole discretion, may make modifications to its system or to the Market Data which may require corresponding changes to be made in Distributor's service to Subscriber. Changes or the failure to make changes by Distributor may cease or affect Subscriber's access to or use of the Market Data. The Exchange shall not be responsible for such events. The Exchange will use commercially reasonable efforts to provide Distributor with at least sixty (60) days' notice of any material modification, addition, or deletion to such items, except to the extent a shorter period is: (i) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes advance notice, or (ii) required pursuant to an order of a court or an arbitrator or by a regulatory agency.

Further, the Exchange may cease or discontinue the provision of Market Data at any time with no requirement of advance notice to Subscriber. In such an event, the Exchange shall refund to Subscriber any prepayments made by Subscriber to the Exchange (or the pro-rata portion thereof, if applicable) for Market Data requested or ordered by Subscriber that will not be provided to Subscriber.

5. Proprietary Rights

Subscriber acknowledges and agrees that the Exchange has exclusive and valuable property rights in and to its own Market Data, that such Market Data constitutes valuable proprietary information and/or proprietary rights of the Exchange, some of which may not be within the public domain, that such Market Data shall remain valuable proprietary information and/or proprietary rights of the Exchange, and that, but for this Agreement, Subscriber would have no rights or access to such Market Data. Subscriber acknowledges and agrees that disclosure of any Market Data except as permitted by this Agreement, or any breach or threatened breach of any other covenants or agreements contained herein, would cause irreparable injury to the Exchange for which money damages would be an inadequate remedy. Accordingly, Subscriber further acknowledges and agrees that the Exchange shall be entitled to specific performance and injunctive and other equitable relief from the breach or threatened breach of any provision, requirement or covenant of this Agreement (including, without limitation, any disclosure or threatened disclosure of Market Data which is not within the public domain) in addition to and not in limitation of any other legal or equitable remedies which may be available.

6. Reporting

Subscriber agrees to furnish promptly to Distributor or to the Exchange any information or reports that may be reasonably required by Distributor and/or the Exchange in order for Subscriber to receive the Market Data.

7. Covenants, Representations and Warranties of Subscriber

Subscriber agrees that (i) it will not use or permit any other Person to use Market Data for any illegal purpose, (ii) it will not use Market Data in any way to compete with the Exchange, nor use the Market Data in any way so as to assist or allow a third party to compete with the Exchange, (iii) the provision of Market Data by the Exchange hereunder is conditioned upon Data Recipient's strict compliance with the terms of this Agreement and (iv) the Distributor may, with or without notice and with or without cause, forthwith discontinue said service whenever in its judgment there has been any default or breach by Subscriber of the provisions hereof, or whenever directed to do so by the Exchange.

8. Disclaimer

THE MARKET DATA IS PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY WITH RESPECT TO ACCURACY, COMPLETENESS, TIMELINESS, NONINFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE. NEITHER THE EXCHANGE, NOR ANY PROVIDER OF MARKET DATA TO THE EXCHANGE, NOR ANY OF THEIR RESPECTIVE AFFILIATES, NOR THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, CONTRACTORS, AND AGENTS SHALL HAVE ANY LIABILITY OF ANY KIND (INCLUDING, BUT NOT LIMITED TO, FOR ANY DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES OR ANY DAMAGES FOR LOST PROFITS OR LOST OPPORTUNITIES AND WHETHER BASED UPON CONTRACT, TORT, WARRANTY, OR OTHERWISE) FOR ANY INACCURACIES, OMISSIONS, HUMAN OR MACHINE ERRORS, OR OTHER IRREGULARITIES IN THE MARKET DATA OR FOR ANY CESSATION, DISCONTINUANCE, FAILURE, MALFUNCTION, DELAY, SUSPENSION, INTERRUPTION, OR TERMINATION OF, OR WITH RESPECT TO, THE PROVISION OF THE MARKET DATA TO SUBSCRIBER.

9. Indemnification

Data Recipient will indemnify, defend and hold the Exchange, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Data Recipient's failure to furnish or to keep, or Data Recipient's delay in furnishing or keeping, any report or record required to be kept by Data Recipient hereunder, except for those claims arising out of the gross negligence or willful misconduct by the Exchange, directors, officers, employees and agents.

10. Assignment

Subscriber may not assign or otherwise transfer this Agreement or any rights hereunder. The Exchange may assign this Agreement to an affiliate of the Exchange or to a third party that is a successor to the Exchange's business of providing Market Data.

11. Notices

Any notice under this Agreement by the Exchange to Subscriber may be given via electronic mail to the e-mail address provided by Subscriber when subscribing to receive Market Data. Any notice under this Agreement by Subscriber to the Exchange may be given via electronic mail to MemberServices@miaxglobal.com.

12. Miscellaneous

In the event of breach by Subscriber of its obligations hereunder, the Exchange may bring an action to enforce its terms directly against Subscriber. Any action arising out of this Agreement shall be governed and construed in accordance with the internal laws (and not the law of conflict) of the State of New York. The failure or delay to enforce any rights under this Agreement shall not constitute a waiver of such rights, any other rights, or any future rights arising hereunder. All rights and remedies under this Agreement shall be cumulative and none shall exclude or prejudice any other right or remedy available under law or by virtue of the provisions of this Agreement. If any term or provision of this Agreement shall be held invalid or unenforceable, the remainder of this Agreement shall not be affected thereby and each term and provision hereof shall be valid and enforced to the fullest extent permitted by law. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, and supersedes all prior agreements and understandings between the parties with respect to such subject matter. A failure or delay in exercising any right in respect to this Agreement shall not be presumed to operate as a waiver, and a single or partial exercise of any right shall not be presumed to preclude any subsequent or further exercise of that right or the exercise of any other right.

BY TYPING YOUR NAME BELOW, YOU AGREE THAT THE FOLLOWING IS TRUE: (1) YOU REPRESENT THAT YOU HAVE ACTUAL AUTHORITY TO ENTER INTO THIS AGREEMENT ON BEHALF OF SUBSCRIBER; (2) THAT YOU HAVE READ THE TERMS STATED ABOVE; (3) YOU UNDERSTAND THE TERMS STATED ABOVE; (4) A PRINTOUT OF THE TERMS STATED ABOVE WILL CONSTITUTE A "WRITING" UNDER ANY APPLICABLE LAW OR REGULATION; AND (5) YOU AGREE TO ABIDE BY ALL THE TERMS OF THE AGREEMENT STATED ABOVE.

Type name of Subscriber and authorized representative below if you acknowledge and accept the foregoing terms.

Name of Subscriber:	
By Authorized Representative:	
Date:	

Extranet Connection Agreement

This Extranet Connection Agreement ("Agreement") is executed and entered into as of the date last signed ("Effective Date") by and between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), MIAX Emerald, LLC ("MIAX Emerald"), and/or MIAX Sapphire, LLC ("MIAX Sapphire"), as identified below, each a Delaware limited liability company with its principal place of business at 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540 (individually or collectively the "Exchange"), and the extranet provider, as identified below (the "Extranet").

WHEREAS, the Extranet provides certain network connectivity between and among its customers, some of whom desire information and data ("Information") from the Exchange ("Customers"), and the Extranet desires to provide connectivity to the Exchange to those Customers;

WHEREAS, the Exchange provides certain services to its customers and is willing to provide the Extranet with connectivity to the Exchange as a means to provide connectivity into the Exchange to Customers.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. Provision of Connectivity

(a) The Exchange shall provide the Extranet with a network connection into the Exchange's network (the "Exchange Network") in order to connect Customers to the Exchange (the "Connection"), as permitted in this Agreement or in the Exchange Requirements. "Exchange Requirements" shall mean (i) the applicable rules, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) the applicable rules and regulations of the Exchange; (iii) the Exchange's applicable decisions, policies, interpretations, operating procedures, specifications, requirements, and other documentation (including, but not limited to, user guides); and (iv) the successors, as they may exist at the time, of the components of the Exchange Requirements. The Exchange will use commercially reasonable efforts to provide the Extranet with reasonable advance notice of any changes to the Exchange's decisions, policies, operating procedures, requirements, and other documentation (including, but not limited to, user guides). The Extranet warrants that it is, will continue to be during the term of this Agreement, and will only use the Connection in compliance with the Agreement and the Exchange Requirements.

(b) The Extranet shall only provide, or cause or permit to be provided, connectivity to the Exchange to a Customer who, at the time of the provision of the connectivity, is of a type qualified (as set forth in the Exchange Requirements) to receive Information from the Exchange. The Extranet agrees that the Exchange may have different qualification requirements for different types of Customers. Upon an inquiry from the Extranet, the Exchange shall undertake reasonable efforts to promptly notify the Extranet whether a potential or actual Customer is eligible to receive Information from the Exchange and the types of Information for which the Customer is eligible. Such inquiries from the Extranet shall only be generated if actual or potential Customer inquiries of the Extranet as to the type of Information for which it is eligible. BY EXECUTING THIS AGREEMENT, THE EXCHANGE DOES NOT GUARANTEE THE PROVISION OF ANY INFORMATION TO THE EXTRANET OR TO ANY CUSTOMERS. THE PROVISION OF SOME INFORMATION DOES NOT SIGNIFY THAT OTHER INFORMATION WILL BE PROVIDED.

(c) The Extranet shall have access to the Exchange Network through the MIAX Express Network Interconnect ("MENI") in order to provide Customers with access to the Exchange and/or its data feeds. MENI may be accessed to: (1) receive Exchange Data feeds (the "Feeds") and to distribute the Feeds to Customers; and (2) provide Customers with network connectivity services in order to access or receive information from the MENI. A Customer authorized to receive services under (1) and (2) is a Customer of the Extranet that: (x) has entered into an effective and current participant agreement and/or market data recipient agreement with the Exchange; and (y) the Exchange has approved to connect to the Exchange via connectivity supplied by Extranet or to receive Exchange data transmitted through the Extranet. Any Customer of the Extranet that is not so authorized is referred to herein as an Unauthorized Customer. In order for a Customer to be approved to receive services under (1) or (2), the Extranet must submit a request to the Exchange at TradingOperations@miaxglobal.com that includes the name and contact information of the party to whom connectivity will be provided. The Exchange will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by the Exchange, the Extranet may not provide the applicable party with connectivity to the Exchange. In the event the Extranet provides an Unauthorized Customer with access to the Exchange and/or the Feeds ("Unauthorized Access") the Extranet shall be in breach of this Agreement and shall be liable to the Exchange for any payments that should have been made to the Exchange by the Unauthorized Customer for services. The Extranet shall maintain, keep current, and provide to the Exchange monthly (pursuant to Section 4) and upon request, a list of Authorized Extranet Customers to whom the Extranet provides either or both of the services under (1) and (2) above.

2. Fees

The Extranet will pay to the Exchange the then effective charges as set forth in the Exchange Requirements (as those charges may be changed from time to time), including interest and late fees and/or penalties (collectively, “Fees”). The Fees are subject to modification by the Exchange at any time, without prior notice to the Extranet.

3. Use of Connection

(a) The Extranet shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to the Connection and Information. Connectivity must be wholly owned and managed by the Extranet; an Extranet must maintain their own connectivity and shall not utilize the connectivity of another Extranet. The Extranet shall comply with all reasonable security specifications or requirements of the Exchange in order to prevent the Connection and the Information from being improperly used or accessed or from being improperly taken. The Extranet shall not provide Customers with access to the Exchange or the Information, without the Exchange’s prior written consent. If the Extranet nevertheless does provide such access without the Exchange’s prior written consent, the Extranet shall be liable to the Exchange, as set forth in Section 2, for Fees, which would otherwise be due the Exchange from such unauthorized Customers for receipt of goods and services, including, but not limited to, Information from the Exchange. If the Extranet becomes aware of a potential unauthorized use or access by a Customer, the Extranet shall notify the Exchange immediately of such use.

(b) The Extranet acknowledges that it has no rights in or to the Information, except for the right to transmit the Information to the degree permitted under this Agreement and the agreement between the Exchange and a Customer, to the extent such Customer may be qualified to receive Information as set forth in Section 1(b). The Extranet acknowledges and agrees that the Exchange has (i) proprietary rights in the information and data that originates on, derives from or relates to the Exchange, in the information and data that relates to individuals and entities that are regulated by the Exchange, and in the information and data that relates to activities that are regulated or operated by the Exchange, and (ii) compilation or other rights in information and data gathered from other sources. All Information, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of the Exchange. The Extranet shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by the Exchange, its licensees, transferees and assignees, of the proprietary rights of the Exchange in the Information and the Exchange’s networks and system. The Extranet acknowledges and agrees that individuals and entities that provide information, goods and services to the Exchange may have exclusive proprietary rights in their respective information and data. Such information, goods and services shall be included in the definition of Information.

(c) The Extranet agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of the Extranet’s network and not otherwise in violation of this Agreement) or alter the Information received through and from the Connection.

(ii) not to affect the integrity of the Information; and (iii) not to render the Information inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. The Extranet shall make proper provisions to ensure adequate bandwidth and redundancy throughout its networks to ensure that all Extranet Customers are provided with an adequate level of service so as to not affect the integrity of the Information and not render the Information inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. The Extranet represents that it will not interfere with or adversely affect any of the component parts or processes of the Information, the Connection or the Exchange’s systems, or any use thereof by any other authorized individuals or entities, or the distribution or operation of the Information, the Connection or the Exchange’s systems.

(d) If any Customer fails to comply with any of the conditions, terms or provisions of this Agreement applicable to Customers, of any agreement between a Customer and the Exchange and/or the Extranet for the access to the Exchange and/or the Information, or any other agreement between a Customer and the Exchange, and Customer has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if a Customer has made any representation in any such agreements which was or has become untrue, then the Extranet shall, within five (5) business days after receipt of notice from the Exchange of such failure or untruth, cease providing access to the Exchange and to the Information to such Customer and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to the Exchange.

4. Monthly Reporting

Each month, the Extranet shall provide the Exchange with a report that consists of the names of Customers, the location of each Customer Premises Equipment (“CPE”) Configurations for each Customer, as well as the type of service being provided to each Customer (i.e., FIX, ToM feed, AIS feed, ToM retransmission, AIS retransmission, etc.) (a “Report”). Such reporting shall occur within five (5) days of the end of the applicable month. Upon the initiation of services by the Extranet to a Customer or any update to services, the Extranet shall deliver a completed Schedule A to this Agreement.

5. Customers; Audit

(a) During regular business hours, the Exchange may cause the Extranet's (i) records, (ii) reports and payments to the Exchange, and (iii) the Extranet's system and service (and all instruments and apparatus used in connection therewith), to the extent such systems and services relate to the provision of Information to Customers, to be reviewed by the Exchange personnel and/or auditors of the Exchange's choice. The review shall be scheduled upon reasonable notice to the Extranet, depending upon the circumstances and conducted in locations where the Extranet's records are kept or where the Extranet's system is located. In addition to or in lieu thereof, the Extranet shall provide the Exchange promptly with information or materials in response to any request for information. The Extranet shall make available for examination all records, reports, payments, and supporting documentation, and the Extranet's system and service necessary in the judgment of the Exchange audit personnel to reach a conclusion as to the accuracy and completeness of: (i) the Extranet's Reports to the Exchange, (ii) the payments connected therewith, and (iii) compliance with the Agreement and the Exchange Requirements. If the review conducted by the Exchange determines there is underreporting, underpayment or other financial non compliance, including the provision of Unauthorized Access to an Unauthorized Customer, then, at the Exchange's sole discretion, either the Extranet shall cause the Extranet's auditors (at the Extranet's sole expense) to conduct a review and to determine the magnitude of any adjustments of amounts previously remitted to the Exchange within ninety (90) days after notice from the Exchange, or the Exchange or its auditors shall determine the magnitude of any such adjustments. If such audit or review discloses additional underreported or underpaid amounts or other financial non compliance, such amounts shall be remitted to the Exchange, together with applicable interest thereon at the rate of 11⁄2 % per month. If the review or response to the Exchange's request for information shows other non-compliance, then the Extranet shall comply with the Exchange's demand for compliance. The Exchange's determination in all cases shall be deemed conclusive. The Exchange agrees that liability pursuant to this subsection for underreporting, or underpaying for shall be limited to unpaid fees by the Extranet as well as unpaid fees for any Unauthorized Access to an Unauthorized Customers, together with interest, for the three (3) years preceding the earlier of the date that the Extranet, the Extranet's auditors or the Exchange fir s t knew that such underreporting or underpayment has occurred, if such underreporting or underpayment is solely the result of a good faith error by the Extranet.

(b) Further, if such underreporting, underpayment or other financial non compliance is equal to or greater than fi e percent (5%) of the monthly invoiced amount for any audited or unaudited period referred to herein, the Extranet shall, in addition to remitting the fees and applicable interest due relative to such underreporting, underpayment or other financial non compliance, reimburse the Exchange, for any audit, legal or administrative costs and expenses incurred to detect and rectify such underreporting, underpayment or other financial non-compliance, provided, however, that such costs and expenses are incurred in good faith and are not unreasonable given the amount of work necessary to detect and determine the extent of, and the actual amount of, such underreporting, underpayment or other financial non-compliance.

6. Term of Agreement

(a) The initial term of this Agreement shall commence upon the Effective Date or the date the Connection is provided and, unless the Agreement is otherwise terminated, the term shall continue until this Agreement is terminated by at least thirty (30) days prior written notice by a party hereto given to the other. Notwithstanding the foregoing, this Agreement may be terminated by:

(i) either party for a breach of this Agreement (except as set forth in Section 6(a)(ii) below), upon not less than fifteen (15) days prior written notice to the breaching party, unless, if the breach is capable of being cured, the breach is cured within the notice period;

(ii) either party, if an invoice has not been paid in full within sixty (60) days from the date of such invoice;

(iii) the Exchange, immediately, in the event that the Extranet becomes insolvent; or the Extranet makes an assignment for the benefit of coeditors; or the Extranet does not pay its debts as they become due or admits its inability to pay its debts when due; or the Extranet files or has filed against it any petition under any provision of the Bankruptcy Act or an application for a receiver, trustee, or custodian is made by anyone or the Extranet becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition with creditors;

(iv) the Exchange, immediately (with notice where practicable), in the event that the Extranet is not permitted or not able to receive or the Exchange is prevented from disseminating the Information, or any part thereof; or any representation, warranty or certification made by the Extranet in the Agreement or in any other document furnished by Extranet is, as of the time made or furnished, false or misleading; the Extranet proceeds with a proposed action which would result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty or certification, which is material to the Exchange for regulatory, commercial or other reasons, made by the Extranet in connection herewith, after the Exchange has notified the Extranet that such proposed action would constitute a default hereunder; the Exchange terminates for cause the Extranet's receipt of any other service or product provided by or on behalf of the Exchange; or the Exchange, in its sole discretion, determines that the Extranet Equipment or the Connection has or is likely to have an adverse impact on the operation or performance of the Exchange's network and system, the Information or market or likely to cause disproportionate harm to the Exchange's interests should termination be delayed; or

(v) the Exchange, upon not less than fi teen (15) days prior written notice, in the event that any representation, warranty or certification made by the Extranet in the Agreement or in any other document furnished by the Extranet becomes untrue or inaccurate and is not made true or accurate within the notice period.

(b) Upon termination of this Agreement, the Extranet shall cease any and all use of the Connection and the Information. The Extranet acknowledges and agrees that the exercise by the Exchange of the remedies set forth herein for failure of the Extranet to pay all Fees related to the Connection shall not be deemed or considered to be (and, to the extent permitted by applicable law, the Extranet waives any right to represent or assert that any such exercise constitutes) an act or omission or any improper denial or limitation of access to any Information or facility operated by the Exchange. The right of termination set forth herein is in addition to any other remedy at law or in equity, consistent with the Agreement, that is available to the Exchange with respect to a breach by the Extranet and is in addition to anything otherwise set forth herein. In the event of a party's default under this Agreement, the non-defaulting party shall have all rights available at law or equity, including the right of set-off. In no event shall termination by either party relieve the other party of obligations already incurred.

7. Changes to Service

The Extranet acknowledges and agrees that nothing in this Agreement constitutes an undertaking by the Exchange: (a) to continue the Connection, or any aspect of it, in the present form or configuration or under the current specifica tions or requirements; or (b) to continue to use existing communications facilities. The Exchange, in its sole discretion, may from time to time make additions to, deletions from or modifications: (i) to the Connection; (ii) to the specifications and requirements; and (iii) to the communications facilities. The Exchange shall undertake reasonable efforts to notify the Extranet of any change to the Connection (other than a minor change) prior to any such change, unless a malfunction in the Exchange's systems or network necessitates modifications on an accelerated basis or an emergency situation precludes such advance notice. Use of the Connection after any change shall constitute acceptance of the Connection, as changed. Under no circumstances shall the Exchange delay the implementation any such changes due to delays by the Extranet in implementing related changes in the Extranet's systems or networks or in the systems or networks of Customers.

8. Requirements of Self-Regulatory Organization; Actions To Be Taken In Fulfillment of Statutory Obligations

Extranet acknowledges that (a) the Exchange is registered with the Securities and Exchange Commission (the "SEC") as a registered national securities exchange; (b) the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (c) Section 19(g)(1) of the Securities Exchange Act of 1934, as amended (the "Act") mandates that the Exchange, as a self-regulatory organization, comply with the Exchange Requirements; (d) the Exchange has jurisdiction over its members to enforce compliance with the Exchange Requirements; and (e) the Exchange is obligated to offer terms that are not unreasonably discriminatory between Extranets, subject to applicable Exchange Requirements. Accordingly, Extranet agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities to receive or use the Information. The Exchange shall undertake reasonable efforts to notify Extranet of any such condition, modification or termination, and Extranet shall promptly comply with any such notice within such period of time as may be determined in good faith by the Exchange to be necessary, consistent with its statutory obligations. Any person that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder. If Extranet is a Member of the Exchange, then Extranet expressly acknowledges and agrees that (x) this Agreement does not limit or reduce in any way Extranet's obligations and responsibilities as a member of the Exchange; (y) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by the Exchange to enforce compliance with, or impose sanctions for violations of, the Exchange Requirements; and (z) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Extranet's Exchange membership in accordance with the Exchange Requirements.

9. Force Majeure

Other than with respect to failure to make payments due, neither party shall be liable under this Agreement for delays, failures to perform, damages, losses or destruction, or malfunction of any equipment, or any consequences thereof, caused or occasioned by, or due to fire, earthquake, flood, water, the elements, labor disputes or shortages, utility curtailments, power failures, explosions, civil disturbances, government actions, shortages of equipment or supplies, unavailability of transportation, acts or omissions of third parties, or any other cause beyond its reasonable control.

10. Confidentiality

(a) The Extranet acknowledges that the Information, the Exchange systems and networks, the Exchange's equipment and any parts thereof, and other information, both oral and written, that helps meet a regulatory purpose or business need that the Extranet's employees, officers, directors, independent consultants, (sub)contractors, and other agents (collectively, "Extranet Personnel") are provided by or through the Exchange pursuant to this Agreement are trade secrets, proprietary and unique to the Exchange ("Exchange Confidential Information"), and that copyright and patent rights of the Exchange may also exist. The Extranet, on behalf of itself and the Extranet Personnel agrees to keep confidential such E change Confidential Information. The Extranet further agrees to take or cause to be taken all reasonably necessary precautions to maintain the secrecy and confidentiality of such E change Confidential Information, and shall not disclose the same to any other third party. Upon termination of this Agreement the Extranet shall destroy or return Exchange Confidential Information to the Exchange in any tangible form whatsoever and all copies thereof.

(b) Except to the extent otherwise set forth in this Agreement, the Exchange shall keep confidential the Extranet's audited records, reports and payments and the audit findings ("Extranet Confidential Information"). The Exchange agrees to take or cause to be taken all reasonably necessary precautions to maintain the secrecy and confidentiality of such Extranet Confidential Information.

(c) Each party shall exercise the same degree of care in the protection of the confidential information as the receiving party exercises with respect to its own proprietary property and trade secrets, but in no event shall it be less than a reasonable degree of care given the nature of the confidential information. The Exchange or the Extranet may disclose confidential information: (i) to the extent demanded by a court; (ii) to the extent revealed to a government agency with regulatory jurisdiction over the Exchange or over the Extranet; (iii) in the course of fulfilling a y of the Exchange's regulatory responsibilities, including responsibilities over members and associated persons under the Act; or (iv) to their and the Exchange's employees, directors, independent contractors, (sub)contracts, and other agents solely for uses consistent with the purposes of this Agreement. Notwithstanding anything otherwise set forth in this Agreement, nothing herein shall prevent the Exchange (i) from using the audit findings without restriction to the extent the findings a e used in the aggregate with other information and such aggregation does not specifically identify the Extranet; or (ii) from disclosing without restriction the Extranet Confidential Information to the Exchange's telecommunications network provider/operator on a need to know basis. The duties in this section do not apply to data, information or techniques: (1) that is lawfully within a party's possession prior to the date of the Agreement and not under a duty of non-disclosure; (2) that is voluntarily disclosed to a party by a third-party so long as a party does not know that the third-party has breached any obligation not to reveal such data, information or techniques; (3) information that is developed by a party independently of the disclosure; or (4) is generally known or revealed to the public.

11. No Lease

This Agreement is a services agreement and is not intended to and will not constitute a lease of or tenancy or other interest in any Exchange premises, Exchange equipment, CPE, or any other real or personal property.

12. Limitation of Liability

(a) Except as may be otherwise specifically s et forth herein, the Extranet and the Exchange agree that the Exchange Parties (as define d below) shall not be liable to the Extranet or to any third party for any loss of profits anticipated or otherwise), loss of use, trading loss, loss by reason of shutdown in operation or for increased expenses of operation, or any other damages suffered, or cost and expenses incurred by the Extranet or any third party, of any nature, or from any cause whatsoever, whether direct, indirect, special, punitive, incidental, or consequential, arising out of the furnishing, performance, maintenance, or use of; or inability to use, the Information, Connection and any other services and materials furnished by or on behalf of the Exchange or the Exchange's service providers, notwithstanding that the Exchange has been advised of the possibility that damages may or will arise.

(b) THE CONNECTION, THE OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE ARE PROVIDED "AS IS", WITHOUT WARRANTIES OF ANY KIND, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, AND NON-INFRINGEMENT. THE ENTIRE RISK AS TO THE QUALITY AND PERFORMANCE OF THE CONNECTION, AND ANY OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE IS WITH THE EXTRANET. THE EXCHANGE MAKES NO REPRESENTATION OR WARRANTY THAT THE CONNECTION AND OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE WILL MEET THE EXTRANET'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION OR FAILURE, AND THE EXCHANGE EXPRESSLY DISCLAIMS ALL WARRANTIES OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY (INCLUDING WHITEOUT LIMITATION, USE, TIMELINESS, SEQUENCE, COMPLETENESS, ACCURACY, FREEDOM FROM INTERRUPTION, AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING, OR COURSE OF PERFORMANCE).

(c) The Extranet and the Exchange understand and agree that the pricing for the Connection reasonably reflects the allocation of risk and limitation of liability set forth in this Agreement.

(d) In no event shall any claim, dispute, controversy or other matter in question be made against the Exchange by the Extranet or any individual or entity claiming by or through the Extranet later than one year after the claim, dispute, controversy, and other matter in question has arisen.

13. Indemnification

(a) Extranet will indemnify, defend and hold the Exchange, and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Extranet's failure to furnish or to keep, or Extranet's delay in furnishing or keeping, any report or record required to be kept by Extranet hereunder.

(b) The Exchange will indemnify, defend and hold Extranet and its directors, officers, employees and agents harmless from and against any and all claims against Extranet that the Connection and any other services and materials furnished by or on behalf of the Exchange infringes the intellectual property rights or violates any property right of a third party provided that Extranet (i) provides the Exchange with prompt written notice of such claim, (ii) agrees that the Exchange shall have sole control of defense and/or settlement of such claim, and
(iii) reasonably cooperates with the Exchange in the defense of such claim.

14. Notices

All notices and other communications (except for invoices) required hereunder to be in writing shall be deemed to have been duly given, (i) upon actual receipt (or date of first refusal), if and when delivered by hand, or (ii) upon constructive receipt, as of the date of receipt (or date of fi st refusal), when sent by overnight carrier, returned receipt requested, to the address of the Extranet or the Exchange as applicable, as set forth below, or, for the Extranet, to such other person or address as the Extranet shall furnish, or (iii) upon posting the notice or communication on www.miaxglobal.com or a successor site.

All communications required to be given in writing under this Agreement shall be directed to:

(a) If to

Name:

Title:

Address:

Phone:

Fax:

Email:

(b) If to the ***Exchange***

Miami International Securities Exchange, LLC, MIAX Pearl, LLC, MIAX Emerald, LLC and/or MIAX Sapphire, LLC

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

Phone: 609-897-7302
Fax: 609-897-2201

Attn: John Cunningham, Member Services
Email: jcunningham@miaxglobal.com;
TradingOperations@miaxglobal.com

If an email address is provided, the Exchange may, in lieu of the above, give notice to or communicate with the Extranet by email addressed to the persons identifie d above or to such other email address or persons as Extranet shall hereafter specifie s. By providing an email address, the Extranet agrees that any receipt received by the Exchange from the Extranet's service provider or internet computer server indicating that the email was received shall be deemed proof that the Extranet received the message. If the Extranet's recipient cannot see or printout all or any portion of the messages or notices, the Extranet must contact the Exchange at (609) 897-7302.

15. Governing Law

Any action arising out of this Agreement between the Exchange and Extranet shall be governed and construed in accordance with the internal laws (and not the law of conflict) of the State of New York. Extranet may not assign all or any part of this Agreement without the prior written consent of the Exchange. In the event of any conflict between the terms and conditions of this Agreement and any other agreement relating to Extranet's receipt and use of Information, the terms and conditions of this Agreement will prevail. If, for any reason, one or more provisions of this Agreement is held invalid, the other provisions of the Agreement shall remain in full force and effect.

16. Survival

Section 2 (Fees), Section 3 (Use of Connection), Section 4 (Monthly Reporting), Section 5 (Customers; Audit), Section 6 (Term of Agreement), Section 10 (Confidentiality), Section 12 (Limitation of Liability), Section 13 (Indemnification), any warranties and any other provisions which by their nature are intended to survive shall survive.

17. Counterparts

This Agreement may be executed in one or more counterparts, which shall each be considered an original, but all of which together shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

EXTRANET

By:

Name:

Title:

must be officer

Name of Firm:

Date:

Miami International Securities Exchange, LLC

By:

Name:

Title:

Date:

MIAX Emerald, LLC

By:

Name:

Title:

Date:

MIAX Pearl, LLC (and/or MIAX Pearl Equities)

By:

Name:

Title:

Date:

MIAX Sapphire, LLC

By:

Name:

Title:

Date:

Extranet Connection Agreement
Schedule A - Extranet Information

Submit one per customer

MIAX Options®:	☐ New Service Request	☐ Addition/Deletion to Existing Service
MIAX Pearl® Options:	☐ New Service Request	☐ Addition/Deletion to Existing Service
MIAX Pearl Equities™:	☐ New Service Request	☐ Addition/Deletion to Existing Service
MIAX Emerald® Options:	☐ New Service Request	☐ Addition/Deletion to Existing Service
MIAX Sapphire™ Options:	☐ New Service Request	☐ Addition/Deletion to Existing Service

Date of Request:

Extranet Contact Information

Company Name:

Primary Contact:

Primary Contact Email: Phone:

Technical Contact:

Technical Contact Email: Phone:

Billing Contact:

Billing Contact Email: Phone:

Compliance Contact:

Compliance Contact Email: Phone:

Extranet Customer Contact Information

Company Name:

Primary Contact:

Primary Contact Email: Phone:

Technical Contact:

Technical Contact Email: Phone:

Reporting Contact:

Reporting Contact Email: Phone:

Service Description

Certification by Extranet

This Schedule A is made between the Exchange and the Extranet and is governed by the Extranet Connection Agreement entered into by the Exchange and the Extranet, as well as the connectivity and other access services standard terms & conditions, as applicable from time to time and available at the following webpage: www.miaxglobal.com.

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Extranet Connection Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), MIAX Emerald, LLC ("MIAX Emerald"), and/or MIAX Sapphire, LLC ("MIAX Sapphire") (individually or collectively the "Exchange").

Signature:

Print Name:

Title:

Date:

Email:

Phone:

Application for Academic Discount For AD HOC Requests For Historical Open-Close Report Market Data

miax

Instructions:

Educational institutions should use this Application to request discounted pricing (an "Academic Discount") for MIAX Options, MIAX Pearl Options, MIAX Emerald Options, or MIAX Sapphire (collectively, "MIAX") historical Intra-Day or End-of-Day Open-Close Report market data sets described as an "Academic Discount" in the respective Fee Schedules for each exchange. An Academic Discount will only be provided to qualifying accredited educational institutions whose faculty and students will only use the Data for research and educational purposes. See the respective Fee Schedules for each exchange for the Open-Close Report Academic Discount pricing on the MIAX website, and links to the Exchange Data Agreement and Schedule B that each applicant must fill out and return to MIAX.

Please type or print legibly and fill out this form in its entirety, then submit it to MIAX via e-mail to MarketData@miaxglobal.com.
MIAX will review your information to determine if you qualify for an Academic Discount, and will contact you with details.
Approved applicants will need to complete and sign this Application, the Exchange Data Agreement and Schedule B.
A separate Application must be submitted for additional data sets.
Contact MIAX at MarketData@miaxglobal.com or MemberServices@miaxglobal.com with questions.

MIAX reserves the right to approve or reject any Application for Academic Discount in its sole discretion.

Application Date: ______ Educational Institution: ______

Address: ______

Contact Person: ______

Title: ______ Telephone: ______

E-mail (must end in .edu): ______

Desired Data: ______

Proposed Data Use: ______

Other Educational Institutions:
(Research Participation Only) ______

By my signature below I hereby confirm: (1) that the Educational Institution listed above is an accredited college, university or similar educational institution, and I am a member of the faculty or staff of such institution; (2) that the Desired Data will not be used in research funded by a financial services industry participant; and (3) that the information in this Application is accurate and complete. I acknowledge that certain conditions apply and that submission of this form does not guarantee any discount for any data.

Name: ______ Signed: ______ Date: ______

Approved by MIAX:

Name: ______ Signed: ______ Date: ______